SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 30, 2013

MetroGas Inc.
(Translation of registrant’s name into English)

MetroGAS S.A.
Gregorio Araoz de Lamadrid 1360
(1267) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: August 29, 2013
	By:	/s/ Marcelo Adrián Nuñez
	Name:	Marcelo Adrián Nuñez
	Title:	CEO

METROGAS S.A.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS AS OF JUNE 30, 2013 AND FOR THE SIX MONTHS
PERIOD ENDED JUNE 30, 2013 AND 2012

TABLE OF CONTENTS

LEGAL INFORMATION		1
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEET		2
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPRENHENSIVE INCOME FOR THE SIX AND THREE MONTHS PERIOD ENDED JUNE 30, 2013 AND COMPARATIVES		3
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER´S EQUITY		4
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS		5
1.	GENERAL INFORMATION	6
2.	ECONOMIC AND FINANCIAL POSITION AND REGULATORY FRAMEWORK	6
3.	BASIS FOR PRESENTATION AND ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)	9
4.	ACCOUNTING POLICIES	17
5.	KEY ACCOUNTING ESTIMATES AND JUDGMENTS	18
6.	FINANCIAL RISK MANAGEMENT	18
7.	SEGMENT REPORTING	18
8.	PROPERTIES, PLANT AND EQUIPMENT	20
9.	INVESTMENT PROPERTIES	21
10.	INTERESTS IN SUBSIDIARIES	22
11.	TRADE RECEIVABLES AND OTHER RECEIVABLES	22
12.	ADVANCE PAYMENTS	23
13.	CASH AND CASH EQUIVALENTS	23
14.	CAPITAL STOCK	23
15.	OTHER TAXES PAYABLE	24
16.	FINANCIAL DEBT	24
17.	REORGANIZATION LIABILITIES	26
18.	PROVISIONS	27
19.	TRADE PAYABLES AND OTHER ACCOUNTS PAYABLE	27
20.	SALARIES AND SOCIAL SECURITY	28
21.	FINANCIAL ASSETS AND LIABILITIES	28
22.	REVENUES	30
23.	EXPENSES BY NATURE	30
24.	NET FINANCIAL RESULTS	31
25.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX	32
26.	NET RESULT PER SHARE	32
27.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES	33
28.	SUBSEQUENTS EVENTS	37
ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012		38
INFORMATIVE SUMMARY OF ACTIVITY		92
INDEPENDENT AUDITORS’ REPORT		104

METROGAS S.A.

UNAUDITED CONDENSED INTERIM FINANCIAL CONSOLIDATED STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES

LEGAL INFORMATION

Legal Address: Gregorio Aráoz de Lamadrid 1360, Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal Year N° 22 (commenced on January 1° 2013).

Condensed Consolidated Interim Financial Statements as of June 30, 2013 and comparatives.

Company’s Principal Business: provision of natural gas distribution services

Registration with the Public Registry of Commerce: December 1, 1992

Expiry Date of the Articles of Incorporation: December 1, 2091

Last Amendment of the By-Laws: April 30, 2013 (Registration is pending).

Parent Company: YPF S.A. (See Note 2.1)

Legal Address of the controlling company: Macacha Güemes 515, Ciudad Autónoma de Buenos Aires, Argentina.

Principal Business of the controlling company: study, exploration and exploitation of liquid and/or gaseous hydrocarbons and other minerals, as well as the industrialization, transportation and marketing of these products and their byproducts, also including petrochemical products,  and non-fossil fuels and chemicals, biofuels and their components, electric power generation based on hydrocarbons, telecommunication services, as well as production and industrialization, processing, marketing, conditioning services, grain transportation and storage and their byproducts.

Percentage of votes held by parent company: 70%

Composition and changes in Common Stock as of 06.30.13:

Classes of Shares	Subscribed, Registered and Paid-in (thousands of Ps.)
Outstanding
Common certified shares of Ps. 1 par value and 1 vote each:
Class “A”	290,277
Class “B”	221,977
Class “C”	56,917
Capital Stock as of 06.30.13	569,171

METROGAS S.A.

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2013 AND COMPARATIVES
(Stated in thousands of pesos)

	Notes	06.30.13	12.31.12	01.01.12
Assets
Non current Assets
Properties, plant and equipment	8	1,803,000	1,780,930	1,751,516
Deferred income tax assets		903	751	443
Other investment		721	646	445
Investment properties	9	5,399	5,459	5,578
Advance payments	12	97	335	332
Total Non current assets		1,810,120	1,788,121	1,758,314
Current Assets
Advance payments	12	10,154	16,352	11,588
Trade receivables and other receivables	11	446,360	262,821	237,729
Cash and cash equivalents	13	181,206	153,208	207,278
Total Current assets		637,720	432,381	456,595
Total assets		2,447,840	2,220,502	2,214,909
Shareholders’ Equity
Capital stock	14	569,171	569,171	569,171
Adjustment capital stock		684,769	684,769	684,769
Legal Reserve		45,376	45,376	45,376
Unappropriated retained earnings		(735,292)	(1,133,018)	(954,272)
Equity attributable to the owners		564,024	166,298	345,044
Non controlling interest		910	989	1,071
Total Shareholders’ Equity		564,934	167,287	346,115
Liabilities
Non current Liabilities
Other taxes payable	15	8,455	8,996	–
Reorganization liabilities	17	17,740	1,429,301	1,319,615
Financial debt	16	752,208	–	–
Deferred income tax liabilities	25	262,288	52,072	126,907
Provisions	18	104,055	102,025	91,067
Total Non current Liabilities		1,144,746	1,592,394	1,537,589
Current Liabilities
Trade payable and other accounts payable	19	603,850	345,466	246,281
Salaries and social security	20	47,022	49,286	39,425
Income tax and minimum presumed income tax (“MPIT”) liability		14,050	10,271	15,657
Other taxes payable	15	73,041	55,798	29,842
Financial debt	16	197	–	–
Total Current Liabilities		738,160	460,821	331,205
Total Liabilities		1,882,906	2,053,215	1,868,794
Total Liabilities and Shareholders’ Equity		2,447,840	2,220,502	2,214,909

David Tezanos Gonzalez
Chairperson

METROGAS S.A.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX AND THREE MONTHS PERIOD ENDED JUNE 30, 2013 AND COMPARATIVES
(Stated in thousands of pesos)

		For the six months period ended		For the three months period ended
	Notes	06.30.13	06.30.12	06.30.13	06.30.12
Revenues	22	649,953	569,228	369,439	312,647
Operating costs	23	(435,020)	(422,404)	(247,240)	(241,444)
Gross profit		214,933	146,824	122,199	71,203
Administrative and selling expenses	23	(232,263)	(186,443)	(126,624)	(103,185)
Other income and expenses		1,731	3,084	978	1,199
Operating loss		(15,599)	(36,535)	(3,447)	(30,783)
Financial income	24	12,256	18,256	5,898	9,907
Financial cost	24	(129,375)	(70,598)	(72,372)	(40,009)
Net financial results		(117,119)	(52,342)	(66,474)	(30,102)
Debt restructuring result	16	757,470	–	–	–
Result before income tax		624,752	(88,877)	(69,921)	(60,885)
Income tax	25	(227,105)	(3,083)	20,968	(204)
Net and comprehensive result for the period		397,647	(91,960)	(48,953)	(61,089)

Net and comprehensive result for the period controlling interest		397,726	(91,769)	(48,525)	(60,318)
Net and comprehensive result for the period non-controlling interest		(79)	(191)	(428)	(771)
Net and comprehensive result for the period		397,647	(91,960)	(48,953)	(61,089)

Net and comprehensive result per share	26	0.70	(0.16)	(0.09)	(0.11)
Basic

David Tezanos Gonzalez
Chairperson

METROGAS S.A.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER´S EQUITY
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2013 AND COMPARATIVES
(Stated in thousands of pesos)
	Capital stock	Adjustment capital stock	Legal reserve	Unappropriated retained earnings	Equity attributable to the owners	Non controlling interest	Total Shareholders’ Equity

Balance as of 01.01.2012	569,171	684,769	45,376	(954,272)	345,044	1,071	346,115

Net and comprehensive result for the six months period ended 06.30.12	–	–	–	(91,769)	(91,769)	(191)	(91,960)

Balance as of 06.30.2012	569,171	684,769	45,376	(1,046,041)	253,275	880	254,155

Net and comprehensive result for the six months period ended 12.31.12	–	–	–	(86,977)	(86,977)	109	(86,868)

Balance as of 12.31.2012	569,171	684,769	45,376	(1,133,018)	166,298	989	167,287

Net and comprehensive result for the six months period ended 06.30.13	–	–	–	397,726	397,726	(79)	397,647

Balance as of 06.30.2013	569,171	684,769	45,376	(735,292)	564,024	910	564,934

David Tezanos Gonzalez
Chairperson

METROGAS S.A.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2013 AND COMPARATIVES
(Stated in thousands of pesos).

	06.30.13	06.30.12
Cash Flows provided by operating activities
Total comprehensive result for the period	397,647	(91,960)
Adjustments to reconcile net results to cash flows provided by operating activities
Income tax accrued during the period	227,105	3,083
Depreciation of properties, plant and equipment and investment property	39,692	37,629
Net book value of fixed assets retired	4,885	259
Provisions	2,736	1,872
Debt restructuring result(2)	(770,360)	–
Net Financial Results	117,129	54,230
Exchange differences on cash and cash equivalents	1,604	(2,286)
Changes in assets and liabilities
Trade receivables and other receivables	(183,541)	(70,842)
Advance payments	6,436	7,146
Deferred income tax creditors	(152)	(245)
Trade payable and other accounts payable	255,021	46,644
Other non current investments	(75)	(151)
Salaries and social security	(2,264)	(491)
Income tax and minimum presumed income tax (“MPIT”) liability	(237)	(2,181)
Other taxes payable	12,015	19,063
Provisions	(5)	(900)
Deferred income tax liabilities	(7,254)	(16,751)
Reorganization liabilities	(150)	907
Income tax and minimum presumed income tax (“MPIT”) paid in the period	(933)	–
Net cash flows provided by (used in) operating activities	99,299	(14,974)

Cash flows used in investing activities
Increase in properties, plant and equipment	(66,588)	(44,874)
Net cash flows used in investing activities	(66,588)	(44,874)

Cash flows used in financing activities
Payments of interest	(3,109)	–
Net cash flows used in financing activities	(3,109)	–

Effect of changes in exchange rates on cash and cash equivalents	(1,604)	2,286
Increase (Decrease) in cash and cash equivalents	27,998	(57,562)

Cash and cash equivalents at the beginning of year	153,208	207,278
Cash and cash equivalents at the end of the period(1)	181,206	149,716
Increase (Decrease) in cash and cash equivalents	27,998	(57,562)

(1)	From cash and cash equivalents as of June 30, 2013 and 2012, Ps. 50,789 thousand and Ps. 60,418 thousand correspond to balances related to Trust Funds that were depreciated the following month.

(2)	Exclude debt restructuring expenses for Ps. 12,890 thousand.

David Tezanos Gonzalez
Chairperson

6

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

1.	GENERAL INFORMATION

MetroGAS S.A. (“MetroGAS” or the “Company”) is a sociedad anónima organized under the laws of the Republic of Argentina. The registered office and principal place of business is located at Gregorio Aráoz de Lamadrid 1360 – Ciudad Autónoma de Buenos Aires.

The Company was formed in 1992 and on December 1, 1992 it was registered as a corporation pursuant the laws of the Republic of Argentina under number 11,670, Book 112, Volume A of Sociedades Anónimas. The term of duration of the Company expires on December 1, 2091 and its principal business is the provision of natural gas distribution services.

On November 2, 1994, the Argentine Securities Commission (“CNV”), pursuant to Resolution No. 10,706, authorized to public offering all the Company’s outstanding shares that at such date composed the capital stock. American Depositary Shares (“ADSs”) were issued in the United States and were registered with the Securities and Exchange Commission (“SEC”). The Shares of the Company are listed on BCBA and its ADSs on the New York Stock Exchange (“NYSE”), respectively. On June 17, 2010, the NYSE informed that MetroGAS ADSs had been suspended from trading as a result of the Company´s filing for reorganization proceeding.

MetroGAS’ controlling shareholder is Gas Argentino S.A. (“Gas Argentino”) whose principal business is the investment (see Note 2.1).

MetroGAS controls MetroEnergía S.A. (“MetroEnergía”) whose principal business is the sale of natural gas and/or transport on its own behalf or on account of third parties.

2.	ECONOMIC AND FINANCIAL POSITION AND REGULATORY FRAMEWORK

The changes in the economic conditions of the country and the amendments introduced by the Public Emergency Law towards the end of 2001, have impacted the economic and financial position of the Company affected by the suspension of the original regime of tariffs adjustment, added to the increase in the operating costs to maintain the quality of service. The Company estimates that, if the conditions as of the date of issuance of these financial statements continue, the situation will continue to deteriorate, for this reason, the management has evaluated a variety of measures to mitigate the impact of the current financial situation, including:

-	escalating the Company claims to Argentine authorities on the approval of tariff increases (including the pass-through of municipal levies);
-	procuring the strict management of cash-flow and control our expenditures;
-	requiring additional capital contributions from shareholders;
-	renegotiating payment conditions with our principal suppliers and the Trust Funds; and
-	obtaining financing from third parties.

The Company is under a renegotiation process of certain terms of the License with the Argentine Government in order to oppose the negative impact produced by the mentioned circumstances, which situation has not been resolved to the date of these interim financial statements.

In this context, in the fiscal year ended December 31, 2012  the Company registered a significant increase in the operating loss. Likewise, as of June 30, 2013, the Company registered cumulative losses amounting to Ps. 735,292 thousand and the consolidated negative working capital to Ps. 100,440 thousand.

7

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

These consolidated financial statements have been prepared using accounting standards applicable to a going concern. As of the date of issuance of these financial statements, it is neither possible to foresee the outcome of the tariff negotiation process nor to determine its final consequences on the Company’s results and operations. The above mentioned circumstances raise substantial doubt about the Company’s ability to continue as a going concern. However, the Company’s consolidated financial statements do not include any adjustments or reclassifications, if any, that might be required from the unsuccessful outcome of the situation described above.

In Note 1 of the attached Annex I which includes information as of December 31, 2012, the aspects related to the economic and financial situation and regulatory framework are described. There follow the significant developments occurred during the six months period ended June 30, 2013:

2.1	Change in Company control

On April 26, 2013, MetroGAS was informed of Resolution ENARGAS No I/2566 D, dated April 19, 2013, whereby ENARGAS approved the purchase by YPF Inversora Energética S.A. of  54.67% of Gas Argentino. Class A shares from BG Inversiones Argentinas S.A. and of 2.73% of  MetroENERGÍA S.A. shares from BG Argentina S.A., without prejudice of the involvement of Comisión Nacional de Defensa de la Competencia (National Committee for the Defense of the Competition).

On May 3, 2013, Gas Argentino reported that BG Inversiones Argentinas S.A. had transferred to YPF Inversora Energética S.A. (“YPFIESA”) 46,010,284 ordinary, registered shares with nominal value of $ 1 and one vote per Class A share, representative of 54.67 % of the capital stock of Gas Argentino, owner of 70% of MetroGAS’s shares. Thus, YPF S.A. through YPFIESA obtained 100% of the capital stock and votes of Gas Argentino and it will indirectly have, through Gas Argentino, 70% of the capital stock and votes of MetroGAS (See Note 28 – Subsequent Events).

2.2	MetroGAS Reorganization Proceeding

In compliance with the reorganization proceeding as described in Note 1.1 to the attached Annex I, on January 11, 2013, MetroGAS issued new notes which were delivered in exchange to financial creditors and non-financial creditors who were admitted and declared acceptable as detailed in Note 16.

On February 1 and February 13, 2013, MetroGAS submitted before the intervening Court the documentation evidencing compliance with the debt exchange and the issuance of the new notes in order to obtain the removal of all general inhibitions and the legal declaration of the accomplishment of the proceeding within the terms and conditions of Section 59 of the Argentine Bankruptcy Law.

On March 26, 2013, the MetroGAS Board of Directors decided by a majority of votes to capitalize 100% of the portion subject to capitalization of interest payable on June 30, 2013 and to issue Additional Negotiable Obligations for such capitalization.

Furthermore, the Board also decided to issue New Negotiable Obligations for the new unsecured creditors, as long as their credits have been verified by a ruling in the Reorganization Proceedings.

8

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

On July 25, 2013, MetroGAS issued:

•	Negotiable Obligations of Late Verification:
✓	Series A-U: U$S 5,087,459
✓	Series B-U: U$S 4,013,541
•	Negotiable Obligations of Capitalization
✓	Additional Series A-L: U$S 6,756,665
✓	Additional Series A-U: U$S 704,581

2.3	MetroGAS Intervention

On May 31, 2013, ENARGAS published Resolution ENRG I-2,587/13 providing for the termination of the intervention of that entity at MetroGAS. The intervention had been originally established in June 2010 as a consequence of MetroGAS’ Shareholders Reorganization Proceedings.

2.4	Regulatory Framework

2.4.1	Tariff Renegotiation – Charge Resolution ENARGAS 2,407/12

On March 27, 2013, MetroGAS received, from the Execution Committee, the notification of approval of the Consolidation and Expansion Investment Plan submitted on February 1, 2013.

2.5	Incentive Policies

There are various schemes fostered by the National Government to boost the natural gas industry which, although initially have no direct impact on MetroGAS, nor do they impose any obligations on the company, might actually have favorable consequences considering that one of their main objectives is to increase natural gas injections. The various schemes are described below:

2.5.1	“Plan Energía Total” (Total Energy Plan)

Within the framework of this Plan, ENARSA injects certain volumes for CNG filling stations above the volumes injected by producers according to the specific auctions carried out by MEG (Gas Electronic Market). On July 10, 2013, ENARGAS issued Resolution ENRG I-2,621/13 that provided that the regional distributors shall invoice the volumes injected by ENARSA on behalf of the latter together with the billing for the natural gas distribution and transportation service, and shall then render all accounts for the amounts thus invoiced. The Resolution specifically states that the higher costs that the invoicing on behalf of ENARSA generates to Distributors may not be passed through to consumers but they will eventually be covered within the framework of specific agreements that shall be negotiated and agreed between the Distributors and ENARSA resulting from that regulation. The operation in question applies to the volumes injected by ENARSA as from June 2013.

2.5.2	Program to Encourage the Surplus Injection of Natural Gas

Resolution 1/2013 dated January 18, 2013, of the Strategic Planning and Coordination of the National Plan of Hydrocarbon Investments, approved the Program to Encourage the Surplus Injection of Natural Gas with the objective of encouraging gas producers to increase their injections for supplying the internal market through the acknowledgement of higher prices above those effectively charged through the National Government’s compensation system. Via Resolutions 7/2013 and 8/2013 issued by the above mentioned Committee on July 4, 2013 (i) the deadline for adhering to the abovementioned Program, originally set for June 30, 2013, was extended until August 16, 2013, and (ii) a mechanism was approved for making advanced payments to producers of up to 75% of the compensations due to them for their surplus injections of natural gas.

9

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

2.5.3	Scheme for the Promotion of Investment for Hydrocarbon Exploitation

On July 15, 2013, the Official Gazette published Executive Order PEN 929/13 which provided the creation of a Scheme for the Promotion of Investments for Hydrocarbon Exploitation with the objective, among others, of obtaining the self-supply of hydrocarbons.

The principal items of this new scheme are:

1. Submission of investment projects for over U$S1,000,000,000 in 5 years.
2. As from the fifth year after Project start up, free availability of 20% of hydrocarbons to be marketed in the external market at 0% exportation duties.
3. Free availability of 100% of the currency resulting from such exportation without the obligation of settling them locally provided the previous income of U$S 1,000,000,000 of committed investment has been credited.
4. Price and currency compensation mechanism in the event that, due to a shortage in the local market, exports were suspended, and to ensure producers that (i) their 20% of not exported hydrocarbons would be collected locally in pesos at reference export prices and (ii) they may buy freely available dollars  with those pesos.
5. Organization of the “Concession for the Non-Conventional Exploitation of Hydrocarbons” (shale gas, shale oil, tight sands, tight gas, tight oil and/or coal bed methane) for 25 years plus a 10-year extension.
6. The application authority is the Strategic Planning and Coordination Committee of the National Plan of Hydrocarbon Investments, in charge of scheme regulation.

3.	BASIS FOR PRESENTATION AND ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

3.1	Adoption of the International Financial Reporting Standards

The CNV has set forth, through Resolution No. 562/09 and No. 576/10, the enforcement of Technical Resolution (“TR”) No. 26 and 29 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE “) which adopt the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for entities included in the public offer regime of Law No. 17,811 due to their capital stock or to their notes, or those that have applied to be included in said regime.

On January 24, 2012, in order to evaluate the applicability and impact of IFRIC 12 “Service Concession Arrangements” for registrant licensees of the public service of natural gas transport and distribution, as well as, their controlling companies, the CNV issued Resolution 600 extending the enforcement of the IFRS to the fiscal year commencing on January 1, 2013. Afterwards, on December 12, 2012, the CNV issued Resolution 613 establishing reasons and cause on which the licensees of the public service of natural gas transport and distribution and their controlling companies are not included in the scope of the IFRIC12. See “Key Accounting Estimates and Judgments” in Note 3, Annex I.

10

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

Consequently, the application of the IFRS is compulsory for the Company as from fiscal year commenced on January 1, 2013, being these, the first financial statements for the six months period submitted under these standards. The transition date to the IFRS for the Company as established in the IFRS 1 “First Time Adoption of IFRS” is January 1, 2012.

These condensed consolidated interim financial statements for the six months period ended June 30, 2013 have been prepared under the International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and the IFRS 1 “First Time Adoption of IFRS”. The condensed consolidated interim financial statements have been prepared pursuant the accounting policies that the Company expects to adopt in its annual consolidated financial statements as of December 31, 2013. The accounting policies are based on the IFRS issued by the IASB and the interpretations issued by the IFRIC which are expected to be applicable as of said date.

The Company financial statements were previously prepared in accordance with the Argentine GAAP. The Argentine GAAP differ in some areas from the IFRS. To prepare these condensed consolidated interim financial statements, the Company has modified certain accounting policies of appraisal and exposure previously applied under the Argentine GAAP to conform the IFRS. The principal accounting policies are described in the following notes.

The comparatives figures and those corresponding to the transition date (January 1, 2012) have been modified to reflect those adjustments. In Note 3.6 there appears an adjustment among the figures of the net worth, related to the consolidated financial statements issued under the Argentine GAAP as of June 30, 2012, as of the transition date (January 1, 2012) and as of the adoption date (December 31, 2012) and of the results and other comprehensive results for the six months period ended June 30, 2012 and for the fiscal year ended December 31, 2012 and the amounts submitted under the IFRS in these condensed consolidated interim financial statements, as well as the effects of the adjustment in the cash flows.

3.2	Filing of These Interim Financial Statements

These condensed consolidated interim financial statements should be read together with the Company annual financial statements as of December 31, 2012 prepared in accordance with the Argentine GAAP. Additionally, in the attached Annex I to these financial statements there appear information under the IFRC as of December 31, 2012 necessary for understanding these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements have been approved by the Board of Directors for issuance on August 14, 2013.

The condensed consolidated interim financial statements for the six months periods ended June 30, 2013 and 2012 have not been audited. The Company estimates that they include all the adjustments necessary to fairly present the results for each period.

11

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

3.3	Seasonable Character of the Operations

The sales and profits of the Company are highly influenced by the weather conditions prevailing in Argentina. The natural gas demand and consequently, the MetroGAS sale and profits are considerably higher during the winter months (May to September) due to the volumes of gas sold and to the tariffs mix that affects the sales profit and net margin.

3.4	Application of International Financial Reporting Standards

IFRS 1 allows to the entities that adopt for the first time the standards to consider some sole exemptions and exceptions to the principle of retroactive application of certain IFRS in force. Said exceptions have been foreseen by the IASB to simplify the first application of said rules.

- Optional exemptions adopted by the Company:

Cost attributed to Properties, plant and equipment and Investment properties: the cost of Properties, plant and equipment and Investment properties, restated under the accounting standards in force have been adopted as deemed cost as of the transition date to IFRS, since that cost is similar to the cost or depreciated cost under the IFRS, adjusted to reflect the changes in a general or specific prices index. Likewise, the IFRS establish alternative criteria for the measurement after the initial recognition of each class of property that composes the items of Properties, plant and equipment, foreseeing that the “cost model” or “revaluation model” is to be used. The Management of the Company has elected to continue applying the “cost model” to all classes of property which compose Properties, plant and equipment and Investment properties.

Leasing: The Company determined if the agreements in force as of the date of transition to IFRS included a leasing, as from the consideration of facts and circumstances existing as of said date.

- Mandatory exceptions applicable to the Company:

Estimates: the estimates carried out by the Company under IFRS to the date of transition to IFRS are consistent with the estimates carried out as of the same date under Argentine GAAP.

Derecognition of financial assets and liabilities: the Company, pursuant IFRS 1, applied the IFRS 9 prospectively to the financial liabilities written off as a result of the restructuring of its financial debt carried out on May 12, 2006 as it did not have the necessary information to apply the IFRS 9 upon initial recognition of these transactions.

The following mandatory exceptions provided by IFRS 1 have not been applied as they were not identified significant operations for the Company:

•     Hedge accounting
•     Non-controlling interests
•     Embedded derivatives.

12

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

3.5	Major Differences in Valuation Criteria

The main differences we have identified between Argentine GAAP and IFRS are described below:

Inventories

Under IFRS, materials were reclassified to Properties, plant and equipment and valued at the lesser of cost or net realizable value, considering an allowance for obsolescence of materials, if applicable, while under Argentine GAAP they were valued at their replacement cost.

Other Receivables

Under Argentine GAAP the Company had been recognizing as receivables any charges transferable to customers under the regulatory framework established in its License and for which evidence of effective recognition in the past was available, as described in Note 1.3.8 of the Annex attached to the consolidated financial statements. In spite of the fact that the Company has satisfied all necessary requirements for approval, the issuance of a resolution authorizing the effective inclusion of those charges in bills to customers by different governmental agencies has been delayed. In the absence of this resolution and under IAS 18, any payments made may not be taken as receivables for their whole nominal amount until a resolution approving and implementing the relevant transfer will have been issued.

In addition, under Argentine GAAP, the Company has recognized as receivables any deferred income tax asset balances and income tax or minimum presumed income tax credits which are deemed recoverable based on an estimation of future taxable profits. If a company suffers recurrent tax losses, IAS 12 – Income Tax allows only the recognition of deferred income tax assets and income tax credits provided that they may be offset against deferred income tax liabilities.

Tax Effect of IFRS Reconciling Items

This adjustment represents the effect of deferred income tax at a 35% rate on the IFRS reconciling items described above.

The Company has identified major differences regarding the valuation of its subsidiary MetroENERGÍA and has not detected substantial changes between IFRS and Argentine GAAP.

3.6	Required Reconciliations

In accordance with the provisions of FACPCE, TR No. 26 and No. 29, the reconciliation of net worth as determined under Argentine accounting standards and under IFRS as of December 31, 2012 and January 1, 2012, and the reconciliation of comprehensive income for the six-month period ended on June 30, 2012 and the fiscal year ended on December 31, 2012, are included below. In this respect, when preparing these reconciliations, the Company has taken into account those IFRS that it believes will be applicable for the preparation of its financial statements as of December 31, 2013. The items and figures contained in this note are subject to change and may only be considered final when the annual financial statements for the fiscal year when IFRS will be applied for the first time will be prepared. Also, the Company has opted for an early adoption of IFRS 9.

13

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

The items and figures included in the reconciliation might be modified in the event that at the time of preparing the financial statements as of December 31, 2013 different standards are used.

3.6.1	Reconciliation of balance sheet:

The following tables show the reconciliation of the balance sheet under Argentine GAAP and IFRS as of June 30, 2012.

The information as at June 30, 2012, under professional Argentine rules, results from the individual financial statements at that date, after registering the deferred liabilities for the effect of the inflation of Property, plant and equipment registered as at December 31, 2012 by MetroGAS.

	06.30.12
	Argentine GAAP (*)	Reclassification (3)	Adjustments		IFRS
Assets
Noncurrent Assets
Properties, plant and equipment	1,758,392	170	–		1,758,562
Deferred income tax assets	–	688	–		688
Other investments	596	–	–		596
Investment properties	–	5,518	–		5,518
Advance payments	–	529	–		529
Other receivables	206,133	(1,217)	204,916	(2)	–
Total Noncurrent Assets	1,965,121	5,688	204,916		1,765,893

Current Assets
Cash and cash equivalents	25,262	124,454	–		149,716
Other investments	124,454	(124,454)	–		–
Trade receivables	307,824	(307,824)	–		–
Other receivables	11,797	(11,797)	–		–
Advance payments	–	4,502	–		4,502
Trade receivables and other receivables	–	308,314	–		308,314
Inventories	7,750	(5,815)	(1,935)	(1)	–
Total Current Assets	477,087	(12,620)	(1,935)		462,532
Total Assets	2,442,208	6,932	(206,851)		2,228,425

Shareholders’ Equity
Capital stock	569,171	–	–		569,171
Adjustment of capital stock	684,769	–	–		684,769
Legal reserve	45,376	–	–		45,376
Unappropriated retained earnings	(833,383)	–	(212,658)		(1,046,041)
Equity Attributable To The Owners	465,933	–	(212,658)		253,275
Non controlling interest	880	–	–		880
Total Shareholders’ Equity	466,813	–	(212,658)		254,155
Liabilities
Noncurrent Liabilities
Reorganization liabilities	1,374,752	–	–		1,374,752
Deferred income tax liabilities	107,432	–	5,807	(2)	113,239
Provisions	–	92,039	–		92,039
Total Noncurrent Liabilities	1,482,184	92,039	5,807		1,580,030

Current Liabilities
Trade payable and other accounts payable	–	292,925	–		292,925
Salaries and social security	38,934	–	–		38,934
Income tax and minimum presumed income tax (“MPIT”) liability	–	13,476	–		13,476
Other taxes payable	62,381	(13,476)	–		48,905
Trade payables	287,963	(287,963)	–		–
Other accounts	11,894	(11,894)	–		–
Contingencies provision	92,039	(92,039)	–		–
Total Current Liabilities	493,211	(98,971)	–		394,240
Total Liabilities	1,975,395	(6,932)	5,807		1,974,270
Total Liabilities and Shareholders’ Equity	2,442,208	(6,932)	(206,851)		2,228,425

(1)	Corresponds to the adjustment to inventories valued at historic cost.
(2)	Corresponds to the derecognition of credits for municipal rates (not allowed under IFRS) and the deferred income tax adjustment.
(3)	Reclassifications respond mainly to change of item names, except for those made in Investment properties and Deferred income tax liabilities.
(*)	Generally accepted accounting Principles in Argentina (“Argentine GAAP”).

14

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

The following tables show the reconciliation of the balance sheet under Argentine GAAP and IFRS as of December 31, 2012.

	12.31.12
Assets	Argentine GAAP (*)	Reclassification (3)	Adjustments		IFRS
Noncurrent Assets
Properties, plant and equipment	1,787,576	(4,679)	(1,967)	(1)	1,780,930
Deferred income tax assets	-	751	-		751
Other investments	646	-	-		646
Investment properties	-	5,459	-		5,459
Advance payments	-	335	-		335
Other receivables	205,860	(336)	(205,524)	(2)	-
Total Noncurrent assets	1,994,082	1,530	(207,491)		1,788,121

Current assets
Inventories	6,693	(6,693)	-		-
Other investments	110,514	(110,514)	-		-
Advance payments	-	16,352	-		16,352
Trade receivables and other receivables	-	262,821	-		262,821
Cash and cash equivalents	42,694	110,514	-		153,208
Trade receivables	264,997	(264,997)	-		-
Other receivables	15,813	(15,813)	-		-
Total Current assets	434,018	(1,637)	-		432,381
Total assets	2,428,100	(107)	(207,491)		2,220,502

Shareholders’ Equity
Capital stock	569,171	-	-		569,171
Adjustment capital stock	684,769	-	-		684,769
Legal Reserve	45,376	-	-		45,376
Unappropriated retained earnings	(926,323)	-	(206,695)		(1,133,018)
Equity attributable to the owners	372,993	-	(206,695)		166,298
Non controlling interest	989	-	-		989
Total Shareholders’ Equity	373,982	-	(206,695)		167,287
Liabilities
Noncurrent Liabilities
Other taxes payable	61,113	(52,117)	-		8,996
Reorganization liabilities	1,429,301	-	-		1,429,301
Deferred income tax liabilities	-	52,868	(796)	(2)	52,072
Provisions	-	102,025	-		102,025
Total Noncurrent Liabilities	1,490,414	102,776	(796)		1,592,394

Current Liabilities
Trade payable and other accounts payable	-	345,466	-		345,466
Salaries and social security	49,286	-	-		49,286
Income tax and minimum presumed income tax (“MPIT”) liability	-	10,271	-		10,271
Other taxes payable	66,069	(10,271)	-		55,798
Trade payables	342,079	(342,079)	-		-
Other accounts	10,938	(10,938)	-		-
Contingencies provision	102,025	(102,025)	-		-
Total Current Liabilities	570,397	(109,576)	-		460,821
Total Liabilities	2,060,811	(6,800)	(796)		2,053,215
Total Liabilities and Shareholders’ Equity	2,434,793	(6,800)	(207,491)		2,220,502

(1)	Corresponds to the adjustment to inventories valued at historic cost.
(2)	Corresponds to the derecognition of credits for municipal rates (not allowed under IFRS) and the deferred income tax adjustment.
(3)	Reclassifications respond mainly to change of items names, except for those made in Investment properties and Deferred income tax liabilities.

(*)	Generally accepted accounting principles in Argentina (“Argentine GAAP”)

15

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

The following tables show the reconciliation of the balance sheet under Argentine GAAP and IFRS as of January 1, 2012.

	01.01.12
Assets	Argentine GAAP (*)	Reclassification (3)	Adjustments		IFRS
Noncurrent Assets
Properties, plant and equipment	1,752,923	586	(1,993)	(1)	1,751,516
Deferred income tax assets	-	443	-		443
Other investments	445	-	-		445
Investment properties	-	5,578	-		5,578
Advance payments	-	332	-		332
Other receivables	185,014	(331)	(184,683)	(2)
Total Noncurrent assets	1,938,382	6,608	(186,676)		1,758,314
Current assets
Inventories	7,649	(7,649)	-		-
Other investments	152,515	(152,515)	-		-
Advance payments	-	11,588	-		11,588
Trade receivables and other receivables	-	237,729	-		237,729
Cash and cash equivalents	54,763	152,515	-		207,278
Trade receivables	238,036	(238,036)	-		-
Other receivables	17,730	(17,730)	-		-
Total Current assets	470,693	(14,098)	-		456,595
Total assets	2,409,075	(7,490)	(186,676)		2,214,909
Shareholders’ Equity
Capital stock	569,171	-	-		569,171
Adjustment capital stock	684,769	-	-		684,769
Legal Reserve	45,376	-	-		45,376
Unappropriated retained earnings	(783,518)	-	(170,754)		(954,272)
Equity attributable to the owners	515,798	-	(170,754)		345,044
Non controlling interest	1,071	-	-		1,071
Total Shareholders’ Equity	516,869	-	(170,754)		346,115
Liabilities
Noncurrent Liabilities
Other taxes payable	-	-	-		-
Reorganization liabilities	1,319,615	-	-		1,319,615
Deferred income tax liabilities	142,386	443	(15,922)	(2)	126,907
Provisions	-	91,067	-		91,067
Total Noncurrent Liabilities	1,462,001	91,510	(15,922)		1,537,589
Current Liabilities
Trade payable and other accounts payable	-	246,281	-		246,281
Salaries and social security	39,425	-	-		39,425
Income tax and minimum presumed income tax (“MPIT”) liability	-	15,657	-		15,657
Other taxes payable	45,499	(15,657)	-		29,842
Trade payables	243,322	(243,322)	-		-
Other accounts	10,892	(10,892)	-		-
Contingencies provision	91,067	(91,067)	-		-
Total Current Liabilities	430,205	(99,000)	-		331,205
Total Liabilities	1,892,206	(7,490)	(15,922)		1,868,794
Total Liabilities and Shareholders’ Equity	2,409,075	(7,490)	(186,676)		2,214,909

(1)	Corresponds to the adjustment to inventories valued at historic cost.
(2)	Corresponds to the derecognition of credits for municipal rates (not allowed under IFRS) and the deferred income tax adjustment.
(3)	Reclassifications respond mainly to change of items names, except for those made in Investment properties and Deferred income tax liabilities.
(*)	Generally accepted accounting principles in Argentina (“Argentine GAAP”)

16

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

3.6.2	Reconciliation of Comprehensive Income for the six months period ended on June 30, 2012:

The statement of comprehensive income under Argentine standards and its reconciliation with IFRS are presented below:

	06.30.12
	Argentine GAAP (*)	Reclassification (3)	Adjustments		IFRS

Revenues	569,228	-	-		569,228
Operating costs	(422,535)	-	131	(1)	(422,404)
Gross profit	146,693	-	131		146,824
Administrative expenses	(85,153)	85,153	-		-
Selling expenses	(92,433)	92,433	-		-
Administrative and selling expenses	-	(177,586)	(8,857)	(2)	(186,443)
Other income and expenses	-	3,084	-		3,084
Operating loss	(30,893)	3,084	(8,726)		(36,535)
Net others income	3,084	(3,084)	-
Financing and holding results generated by assets	18,122	(18,122)	-
Financing and holding results generated by liabilities	(66,466)	66,466	-		-
Financial income	-	18,256	-		18,256
Financial expenses	-	(66,600)	(3,998)	(1 and 2)	(70,598)
Minority interest	191	(191)	-		-
Net financials results	(48,153)	(191)	(3,998)		(52,342)
Net results before taxes	(75,962)	(191)	(12,724)		(88,877)
Income tax	26,098	-	(29,181)	(2)	(3,083)
Other comprehensive results	-	-	-		-
Total net and comprehensive result for the period	(49,864)	(191)	(41,905)		(91,960)
Net results attributable to:
Controlling interest					(91,769)
Non-controlling interest					(191)
					(91,960)

Net loss per share					(0.16)

(1)	Corresponds to the adjustment to inventories valued at historic cost.
(2)	Corresponds to the derecognition of credits for municipal rates (not allowed under IFRS) and the deferred income tax adjustment.
(3)	Reclassifications respond mainly to change of items names.

(*)	Generally accepted accounting principles in Argentina (“Argentine GAAP”)

3.6.3	Reconciliation of Comprehensive Income for the fiscal year ended on December 31, 2012:

	12.31.12
	Argentine GAAP (*)	Reclassification (3)	Adjustments		IFRS
Revenues	1,209,519	-	-		1,209,519
Operating costs	(922,952)	-	265	(1)	(922,687)
Gross profit	286,567	-	265		286,832
Administrative expenses	(178,608)	178,608	-		-
Selling expenses	(199,413)	199,413	-		-
Administrative and selling expenses	-	(378,021)	(5,330)	(2)	(383,351)
Other income and expenses	-	5,799	-		5,799
Operating loss	(91,454)	5,799	(5,065)		(90,719)
Net others income	5,060	(5,060)	-
Financing and holding results generated by assets	18,421	(18,421)	-
Financing and holding results generated by liabilities	(162,386)	162,386	-		-
Financial income	-	39,907	-		39,907
Financial expenses	-	(183,873)	6,752	(1 and 2)	(177,121)
Minority interest	820	(820)	-		-
Net results before taxes	(229,539)	(82)	1,687		(227,933)
Income tax	86,734	-	(37,628)	(2)	49,106
Other comprehensive results	-	-	-
Total net and comprehensive result for the period	(142,805)	(82)	(35,941)		(178,828)
Net results attributable to:
Controlling interest					(178,746)
Non-controlling interest					(82)
					(178,828)

Net loss per share					(0.31)

(1)	Corresponds to the adjustment to inventories valued at historic cost.
(2)	Corresponds to the derecognition of credits for municipal rates (not allowed under IFRS) and the deferred income tax adjustment.
(3)	Reclassifications respond mainly to change of items names.

(*)	Generally accepted accounting principles in Argentina (“Argentine GAAP”)

17

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

3.6.4	Reconciliation of the Cash Flow Statement for the six months period ended on June 30, 2012 and for the fiscal year ended on December 31, 2012:

	06.30.12
	Argentine GAAP (*)	Adjustments	IFRS
Net cash flows provided by(used in) operating activities	(11,490)	(3,484)	(14,974)
Net cash flows used in investing activities	(46,072)	1,198	(44,874)
Effect of changes in exchange rates on cash and cash equivalents	-	2,286	2,286
Subtotal	(57,562)	-	(57,562)
Cash and cash equivalents at the beginning of year	207,278	-	207,278
Cash and cash equivalents at the end of the period	149,716	-	149,716
Decrease in Cash and Equivalents	(57,562)	-	(57,562)

(*) Generally accepted accounting principles in Argentina (“Argentine GAAP”)

	12.31.12
	Argentine GAAP (*)	Adjustments	IFRS
Net cash flows provided by operating activities	62,608	(12,998)	49,610
Net cash flows used in investing activities	(116,678)	10,650	(106,028)
Effect of changes in exchange rates on cash and cash equivalents	-	2,348	2,348
Subtotal	(54,070)	-	(54,070)
Cash and cash equivalents at the beginning of year	207,278	-	207,278
Cash and cash equivalents at the end of the period	153,208	-	153,208
Decrease in Cash and Equivalents	(54,070)	-	(54,070)

(*) Generally accepted accounting principles in Argentina (“Argentine GAAP”)

4.	ACCOUNTING POLICIES

The accounting policies adopted for these condensed consolidated interim financial statements are consistent with the policies used to prepare information under IFRS as at December 31, 2012, which are detailed in Annex I attached hereto and based on the IFRS expected to be in effect as of December 31, 2013.

For purposes of accounting for the exchange for new notes under debt restructuring proceedings effected on January 11, 2013, as described in Note 16 on financial debt, the Company has followed the guidelines established in IFRS 9 – Financial Instruments: Recognition and Measurement.

IFRS 9 provides that in the event of an exchange between an existing borrower and lender of debt instruments with substantially different terms, the transaction must be accounted for as an extinguishment of the original financial liability and the consequent recognition of a new financial liability. The difference between the carrying amount of the extinguished financial liability and any amount paid as consideration, which will include any assigned assets other than cash or assumed liability, must be recognized as profit or loss for the fiscal year. The Company believes that the terms of the reorganization debt to be exchanged are substantially different from those of the new notes and has consequently recorded the exchange of debt in accordance with the above guidelines. Also, pursuant to IFRS 9, the new notes have been initially recognized at fair value, net of any incurred transaction costs, and are subsequently measured at amortized cost.

18

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

For purposes of initial recognition, the fair value of the new debt issued has been estimated on the basis of discounted cash flows, absent any prices quoted in an active market which may be significant for the amount issued.

5.	KEY ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements as of a specified date requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities as of such date, and the reported amount of revenues and expenses during the year. The Company makes estimates in order to be able to calculate at a specified time, for instance, the allowance for doubtful accounts, depreciation, recoverable value of assets, income tax charges and provision for contingencies. Actual future income may differ from the estimates and judgments made as of the date of preparation of these condensed consolidated interim financial statements.

For the preparation of these condensed consolidated interim financial statements, the key judgments made by the Company when applying its accounting policies and the sources of information used for the respective estimates are consistent with those that were applied in the consolidated financial statements for the fiscal year ended on December 31, 2012, which are detailed in Note 3 of Annex I, including additional information as of December 31, 2012.

6.	FINANCIAL RISK MANAGEMENT

The business of the Company exposes the Company to various financial risks: market risk, credit risk and liquidity risk. No significant changes have occurred during the six-month period ended on June 30, 2013 in relation to financial risk factors and management policies with respect thereto. They are detailed in Note 4 of Annex I attached hereto, including information as of December 31, 2012.

7.	SEGMENT REPORTING

The Company operates mainly in the segments of gas distribution, natural gas commercialization, and through MetroENERGÍA, of gas transportation services on its own account and on behalf of or in association with third parties.

19

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

	06.30.2013
	MetroGAS	MetroENERGIA	Eliminations	Total
	Distribution	Trading

Revenues	560,604	96,907	(7,558)	649,953
Gross (loss) profit	(26,388)	28,762	(17,973)	(15,599)
Income on investments in companies	17,973	-	(17,973)	-
Result before income tax	615,196	27,529	(17,973)	624,752
Income tax	(217,470)	(9,635)	-	(227,105)
Total net and comprehensive result for the period	397,726	17,894	(17,973)	397,647
Total assets	2,370,299	144,540	(66,999)	2,447,840
Total Liabilities	1,806,275	126,335	(49,704)	1,882,906
Interests in subsidiaries	17,295	-	(17,295)	-

	06.30.2012
	MetroGAS	MetroENERGIA	Eliminations	Total
	Distribution	Trading
Revenues	470,653	104,955	(6,380)	569,228
Gross (loss) profit	(46,460)	39,281	(29,356)	(36,535)
Income on investments in companies	17,462	-	(17,462)	-
Result before income tax	(97,986)	26,571	(17,462)	(88,877)
Income tax	6,217	(9,300)	-	(3,083)
Total net and comprehensive result for the period	(91,769)	17,271	(17,462)	(91,960)
Total assets	2,182,908	111,076	(65,559)	2,228,425
Total Liabilities	1,929,633	93,494	(48,858)	1,974,270
Interests in subsidiaries	16,702	-	(16,702)	-

20

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

8.	PROPERTIES, PLANT AND EQUIPMENT

	ORIGINAL VALUE					DEPRECIATION
MAIN ACCOUNT	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENTS	AMOUNT	ACCUMULATED AT END OF YEAR	NET BOOK VALUE 06-30-13	NET BOOK VALUE 12-31-12	NET BOOK VALUE 01-01-12

Land	15,654	-	-	-	15,654	-	-	-	-	15,654	15,654	15,654
Building and civil constructions	70,165	-	1,629	-	71,814	26,198	-	675	26,873	44,941	43,987	45,292
High pressure mains	295,069	-	224	-	295,313	195,264	-	2,462	197,726	97,587	99,825	103,979
Medium and low pressure mains	1,831,798	-	29,664	-	1,861,462	607,791	-	20,981	628,772	1,232,690	1,224,007	1,201,655
Pressure regulating stations	65,047	-	2,102	-	67,149	42,005	-	1,069	43,074	24,075	23,042	25,136
Consumption measurement installations	357,086	-	6,657	(3,658)	360,085	177,120	(2,080)	6,745	181,785	178,300	179,966	188,284
Other technical installations	53,317	-	1,872	-	55,189	47,376	-	466	47,842	7,347	5,941	6,145
Machinery, equipment and tools	29,691	-	298	-	29,989	26,798	-	274	27,072	2,917	2,893	2,417
Computer and telecommunications equipment	204,882	-	11,747	(163)	216,466	168,506	(121)	5,922	174,307	42,159	36,376	31,583
Vehicles	10,986	-	2,728	-	13,714	9,956	-	389	10,345	3,369	1,030	1,789
Furniture and fixtures	5,466	-	-	-	5,466	5,462	-	1	5,463	3	4	6
Materials	23,399	27,202	(8,898)	(3,636)	38,067	-	-	-	-	38,067	23,399	21,388
Gas in pipelines	214	-	-	-	214	-	-	-	-	214	214	214
Work in progress	83,061	43,377	(48,808)	-	77,630	-	-	-	-	77,630	83,061	68,298
Distribution network extensions constructed by third parties	64,663	-	785	-	65,448	16,262	-	649	16,911	48,537	48,401	47,405
Subtotal	3,110,538	70,579	-	(7,457)	3,173,660	1,322,738	(2,201)	39,633	1,360,170	1,813,490	1,787,800	1,759,245
Allowance for obsolescence of materials	(1,369)	(1,366)	-	359	(2,376)	-	-	-	-	(2,376)	(1,369)	(1,035)
Allowance for disposal of fixed assets	(5,501)	(2,625)	-	12	(8,114)	-	-	-	-	(8,114)	(5,501)	(6,694)
Total	3,103,668	66,588	-	(7,086)	3,163,170	1,322,738	(2,201)	39,633	1,360,170	1,803,000	1,780,930	1,751,516

As referred to in Note 1.4.1 of Annex I attached hereto, and in accordance with the License, a substantial portion of Properties, plant and equipment is subject to restrictions.

21

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

9.	INVESTMENT PROPERTIES

	ORIGINAL VALUE		DEPRECIATION
MAIN ACCOUNT	AT BEGINNING OF YEAR	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	ANNUAL RATE	AMOUNT	ACCUMULATED AT END OF PERIOD	NET BOOK VALUE 06-30-13	NET BOOK VALUE 12-31-12	NET BOOK VALUE 01-01-12
Land	1,847	1,847	-	-	-	-	1,847	1,847	1,847
Building	5,971	5,971	2,360	2.00%	59	2,419	3,552	3,612	3,731
Total	7,818	7,818	2,360		59	2,419	5,399	5,459	5,578

22

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

10.	INTERESTS IN SUBSIDIARIES

The details shown below specify the business under consolidated corporate control as of June 30, 2013, December 31 and January 1, 2012:

Company under direct control	Equity interest as a percentage of capital stock and possible votes
MetroENERGÍA	95%

The accounting policies of the subsidiary are consistent with the accounting policies used by the Company.

11.	TRADE RECEIVABLES AND OTHER RECEIVABLES

	06.30.13	12.31.12	01.01.12
Current

Trade receivables	266,319	188,639	173,420
Trust Fund Agreement Enargas resolution N° 2407	47,856	2,049	-
Unbilled revenues	106,937	30,879	33,637
Related parties	439	376	477
Tax on banking transactions to be recovered	7,104	7,698	6,778
PURE (i)	(94)	(101)	(258)
Receivables from sales on behalf of third parties	28,319	46,662	34,236
Tax receivables	2,912	236	2,729
Allowance for doubtful accounts	(15,447)	(15,447)	(16,959)
Others	2,015	1,830	3,669
Total Current	446,360	262,821	237,729

(i) Corresponds to the Program for the Rational Use of Energy (“PURE”), including the creation of incentives and additional charges on excess consumption.

The allowance for bad debts has evolved as shown below:

	06.30.13	12.31.12
Balance at beginning of year	15,447	16,959
Increases	2,932	2,433
Applications	-	(3,945)
Decreases	(2,932)	-
Balance at end of period	15,447	15,447

23

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

12.	ADVANCE PAYMENTS

	06.30.13	12.31.12	01.01.12

Non current:
Insurance and other expenses paid in advance	97	335	332
Total non current	97	335	332
Current:
Advances to employees	354	318	281
Insurance and other expenses paid in advance	5,773	6,088	5,322
Recoverable expense	262	916	4,817
Advances to fixed assets suppliers	3,765	9,030	1,168
Total current	10,154	16,352	11,588

13.	CASH AND CASH EQUIVALENTS

For purposes of the interim cash flow statement, cash and cash equivalents include:

	06.30.13	12.31.12	01.01.12

Cash and banks	37,891	42,781	54,840
Mutual funds	143,315	110,427	76,321
Time deposits	-	-	76,117
Total	181,206	153,208	207,278

14.	CAPITAL STOCK

As of June 30, 2013, the capital stock of MetroGAS amounted to Ps. 569,171 thousand, has been fully subscribed, registered and paid in, and includes the classes of shares set forth below:

Classes of Shares	Subscribed, registered and paid in (in thousands of Ps.)
Outstanding
Registered Ordinary Shares of a Nominal Value of Ps.1 each and 1 Vote per share:
Class “A”	290,277
Class “B”	221,977
Class “C”	56,917
Capital Stock as of 06.30.13	569,171

24

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

The composition of the Company’s capital stock is described in detail in Note 13 of the Annex I attached hereto, which contains information as of December 31, 2012.

15.	OTHER TAXES PAYABLE

	06.30.13	12.31.12	01.01.12
Non current:
Others taxes	8,455	8,996	-
Total non current	8,455	8,996	-
Current:
Value added tax	15,334	13,841	4,194
GCABA study, revision and inspection of works in public space levy	23,858	19,739	12,234
Turnover tax	8,872	3,456	2,359
Provincial and municipal taxes	15,622	11,562	6,992
Hydric infraestructure rate	2,876	1,621	1,144
Others taxes	6,479	5,579	2,919
Total current	73,041	55,798	29,842

16.	FINANCIAL DEBT

The table below shows the changes occurred in the balance of financial debt as of June 30, 2013:

06.30.13
Balance at beginning of year	-
Initial mesurement of finantial debt at fair value at 01.11.13	646,996
Interest on financial operations (at effective interest rate)	49,997
Exchange loss on financial operations	56,655
Interest payment	(1,243)
Balance at the end of the period	752,405

In compliance with the arrangement made with creditors under the reorganization proceedings described in Note 1.1 of Annex I attached hereto, on January 11, 2013 MetroGAS proceeded to exchange any existing notes held by financial creditors and any allowed or provisionally admitted claims held by non-financial creditors, for the New Notes. The issuance of new notes was approved by a decision of the Issuer Department of the CNV dated December 26, 2012, under the Global Notes Program of MetroGAS, for a nominal value of up to U$S 600 million.

The Company issued the following notes to be delivered in exchange for existing notes:

•	Series A-L for an amount of U$S 163,003,452
•	Series B-L for an amount of U$S 122,000,000,

25

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

and in exchange for the Company’s non-financial debt
•	Series A-U for an amount of U$S 16,518,450
•	Series B-U for an amount of U$S 13,031,550.

Also, on the same date MetroGAS exercised the power contemplated in the petition for reorganization proceedings filed by it and officially approved by the court, in order to capitalize the interest accrued on Class A Notes from January 1, 2011 to December 31, 2012, and pay in cash any interest accrued as from January 1, 2013 to the date of issuance.

As from the date of issue of the new notes, all obligations of the Company under the Existing Notes and Non-Financial Debt were terminated, and any rights, interest and benefits stipulated therein were voided and canceled. Consequently, the Existing Notes and Non-Financial Debt were extinguished and have ceased to be obligations enforceable against the Company.

Exchange under the debt restructuring was accounted for as an extinguishment of debt pursuant to the guidelines established in IFRS 9, as explained in Note 4.

The table below contains a detail of income before taxes incurred upon the restructuring of reorganization debt:

For the six months period ended
06.30.13

Derecognition of the reorganization liability corresponding to verified and declared acceptable creditors	1,422,585
Cash payments of accrued interest between 1/1/13 and 1/11/13	(1,866)
Subtotal	1,420,719
Initial recognition of Series A and B Notes at fair value (1)	(646,996)
Withdrawn of prescribed liabilities	(3,363)
Debt restructuring expenses	(12,890)
Debt restructuring income before taxes	757,470

(1)	Includes Ps. 134,335 thousand of capitalized interest on Series A notes.

Principal under the new Class A Notes shall be repaid in full at maturity on December 31, 2018, in one payment. The New Notes shall bear interest at a nominal annual interest rate of 8.875%. Class B New Notes due 2018 shall bear interest solely upon the occurrence of a Triggering Event before the Deadline, and in the absence of any Triggering Event, Class B New Notes shall be automatically canceled and no debt shall be owed by the Company thereunder. Interest shall be paid on a semi-annual basis in arrears on June 30 and December 31 each year, although MetroGAS may elect to capitalize 100% of any interest accrued as from the date of issuance to June 30, 2013, and 50% of any interest accrued as from July 1, 2013 to June 30, 2014.

Pursuant to the terms and conditions of issuance of the New Notes, MetroGAS and any subsidiaries thereof shall be subject to a number of restrictions; among other things, they shall not:

26

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

•	Incur or guarantee any debt;
•	Make any restricted payments, including any payment of dividends;
•	Effect any sale of assets;
•	Make investments of any kind;
•	Carry out sale and leaseback transactions;
•	Carry out transactions with related companies;
•	Create or assume any liens;
•	Make any mergers or consolidations; and
•	Make any sale or lease all or substantially all their respective assets.

Also, the conditions of issuance include a mandatory Redemption provision with Excess cash.
Excess cash mean, for any calculation period of excess cash, the higher amount between the sum resulting from the calculation that starts at EBITDA, is adjusted according to the relevant terms of issue, mainly with the items that affect Company funds which are not part of EBITDA, and the balance of cash funds which, at the close of operations of the last day of such period of calculation of excess cash, are above U$S 10 million.

The above mentioned calculation period is six months, starting on April 1 or October 1 and ending on March 31 or September 30.

Available excess cash are the excess cash for the relevant calculation period minus the cash deficit at the close of operations of the last day of the period, while net available excess cash result from the available excess cash minus net capitalized interest.

The Company shall use the available excess cash to redeem pro rata any Class A Notes, and at any time after the occurrence of a Triggering Event, any outstanding Class B Notes by means of a prepayment of Notes, provided that the Company has not allocated such available amount of net excess cash to make any purchases in the market. Remaining funds after the above mentioned redemptions shall be referred to as net available excess cash.

The Company made the corresponding calculation for the first period finished on March 31, 2013, from which no excess cash resulted.

17.	REORGANIZATION LIABILITIES

	06.30.13	12.31.12	01.01.12
Taxes payable	16,262	19,611	46,140
Accounts payables	881	94,297	118,983
Related parties	-	31,600	31,600
Salaries and social security	597	596	3,534
Financial debts	-	1,282,280	1,119,331
Others liabilities	-	917	27
Total	17,740	1,429,301	1,319,615

The table below shows the changes occurred in the balance of reorganization liabilities:

27

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

06.30.13
Balance at beginning of year	1,429,301
Derecognition of the reorganization liability corresponding to verified and declared acceptable creditors	(1,422,585)
Agreements with preferred creditors	(299)
Exchange difference	9,832
Provisions reclassified	699
Adjustment of reorganization liabilities and others	792
Balance at the end of the period	17,740

18.	PROVISIONS

As of the date of publication of these financial statements no material changes have occurred with respect to the condition disclosed by the Company in the Annex attached:

Provisions	Civil, labor and other claims	Tax claims and other fines	Regulatory claims and interpretation disagreements	Total
Balance at 01.01.12	35,470	21,365	34,232	91,067
Increases	1,523	9,288	1,073	11,884
Decreases	(26)	-	(900)	(926)
Balance at 12.31.12	36,967	30,653	34,405	102,025
Increases	(1,195)	1,258	2,671	2,734
Debt restructuring reclassified	(699)	-	-	(699)
Decreases	(5)	-	-	(5)
Balance at 06.30.13	35,068	31,911	37,076	104,055

19.	TRADE PAYABLES AND OTHER ACCOUNTS PAYABLE

Current	06.30.13	12.31.12	01.01.12
Gas and transportation creditors	328,336	144,368	77,165
Other purchases and services creditors	88,767	60,058	61,075
Receivables from sales on behalf third parties	39,124	49,242	36,433
Related parties	71,758	42,143	9,183
Trust Fund Agreement Enargas resolution N° 2407	15,000	2,049	-
Transportation and Gas Trust Funds	50,789	47,606	53,499
Others liabilities	10,076	-	8,926
Total	603,850	345,466	246,281

28

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

20.	SALARIES AND SOCIAL SECURITY
	06.30.13	12.31.12	01.01.12
Salaries	3,046	4,881	3,774
Social security	11,593	10,859	8,294
Related parties	1,119	3,826	3,635
Vacation provision	24,352	19,734	15,336
Bonus provision	6,770	9,745	7,907
Others	142	241	479
Total	47,022	49,286	39,425

21.	FINANCIAL ASSETS AND LIABILITIES

	06.30.13
	Financial assets carried at amortised cost	Financial assets at fair value through profit or loss	Total financial assets
Trade receivables and other receivables	446,360	-	446,360
Cash and cash equivalents (excluding bank overdraft)	37,891	143,315	181,206
Total	484,251	143,315	627,566

	Financial liabilities carried at amortized cost	Financial liabilities at fair value	Total financial liabilities
Trade payable and other accounts payable	603,850	-	603,850
Other taxes payable	81,496	-	81,496
Salaries and social security	47,022	-	47,022
Income tax and minimum presumed income tax (“MPIT”)	14,050	-	14,050
Financial debt	752,405	-	752,405
Total	1,498,823	-	1,498,823

29

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

	12.31.12
	Financial assets carried at amortised cost	Financial assets at fair value through profit or loss	Total financial assets
Trade receivables and other receivables	262,821	-	262,821
Cash and cash equivalents (excluding bank overdraft)	42,781	110,427	153,208
Total	305,602	110,427	416,029

	Financial liabilities carried at amortized cost	Financial liabilities at fair value	Total financial liabilities
Reorganization liabilities	1,429,301	-	1,429,301
Trade payable and other accounts payable	345,466	-	345,466
Other taxes payable	64,794	-	64,794
Salaries and social security	49,286	-	49,286
Income tax and minimum presumed income tax (“MPIT”)	10,271	-	10,271
Total	1,899,118	-	1,899,118

	01.01.12
	Financial assets carried at amortised cost	Financial assets at fair value through profit or loss	Total financial assets
Trade receivables and other receivables	237,729	-	237,729
Cash and cash equivalents (excluding bank overdraft)	130,957	76,321	207,278
Total	368,686	76,321	445,007

	Financial liabilities carried at amortised cost	Financial liabilities at fair value	Total financial liabilities
Reorganization liabilities	1,319,615	-	1,319,615
Trade payable and other accounts payable	246,281	-	246,281
Other taxes payable	29,842	-	29,842
Salaries and social security	39,425	-	39,425
Income tax and minimum presumed income tax (“MPIT”)	15,657	-	15,657
Total	1,650,820	-	1,650,820

Financial instruments categories have been determined on the basis of revised IFRS 9.

30

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

22.	REVENUES

	For the six months period ended		For the three months period ended
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
MetroGAS’s gas sales	386,991	281,852	237,636	192,837
MetroENERGÍA’s gas sales and transportation	51,399	78,226	20,670	39,772
MetroGAS’s transportation and distribution services	87,908	101,627	37,716	40,082
MetroGAS’s other sales	10,465	17,043	6,011	5,862
MetroGAS’s processed natural gas sales	67,682	63,751	36,322	25,413
MetroENERGíA’s selling commission	45,508	26,729	31,084	8,681
Total	649,953	569,228	369,439	312,647

23.	EXPENSES BY NATURE

	For the six months period ended
	06.30.2013			06.30.2012
	OPERATING COSTS	ADMINISTRATIVE AND SELLING EXPENSES	TOTAL	TOTAL
Payroll and other employees benefits	45,459	83,824	129,283	97,328
Social security contributions	9,931	15,763	25,694	20,081
Cost of natural gas	161,960	-	161,960	153,655
Transportation of natural gas and processed natural gas	104,071	-	104,071	121,391
Directors and members of Surveillance committee fee	-	702	702	670
Fees for professional services	254	3,234	3,488	9,026
Sundry materials	4,350	-	4,350	2,716
Fees for sundry services	15,020	17,056	32,076	30,583
Postage, telephone and fax	618	12,879	13,497	9,940
Leases	153	3,416	3,569	3,161
Transportation and freight charges	-	1,261	1,261	909
Office materials	395	843	1,238	1,520
Travelling expenses	330	207	537	449
Insurance premium	-	3,636	3,636	3,349
Fixed assets maintenance	23,956	10,815	34,771	28,236
Fixed assets depreciation	33,118	6,574	39,692	37,629
Taxes, rates and contributions	31,505	59,159	90,664	77,025
Publicity	-	822	822	780
Doubtful accounts	-	2,932	2,932	1,395
Bank expenses and commissions	-	5,807	5,807	4,205
Provisions	-	2,734	2,734	1,872
Others	3,900	599	4,499	2,927
Total as of June 30, 2013	435,020	232,263	667,283
Total as of June 30, 2012	422,404	186,443		608,847

31

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

	For the three months period ended
	06.30.2013			06.30.2012
	OPERATING COSTS	ADMINISTRATIVE AND SELLING EXPENSES	TOTAL	TOTAL
Payroll and other employees benefits	24,772	48,719	73,491	53,376
Social security contributions	5,489	8,817	14,306	11,018
Cost of natural gas	103,791	-	103,791	108,497
Transportation of natural gas and processed natural gas	52,361	-	52,361	59,693
Directors and members of Surveillance committee fee	-	367	367	335
Fees for professional services	160	1,864	2,024	4,613
Sundry materials	2,112	-	2,112	1,095
Fees for sundry services	8,951	5,891	14,842	16,025
Postage, telephone and fax	308	7,196	7,504	5,028
Leases	85	1,736	1,821	1,635
Transportation and freight charges	-	688	688	496
Office materials	368	496	864	956
Travelling expenses	177	127	304	237
Insurance premium	-	1,768	1,768	1,688
Fixed assets maintenance	14,042	5,526	19,568	14,928
Fixed assets depreciation	16,612	3,369	19,981	18,921
Taxes, rates and contributions	15,950	34,663	50,613	37,254
Publicity	-	647	647	415
Doubtful accounts	-	2	2	888
Bank expenses and commissions	-	3,109	3,109	2,597
Provisions	-	1,210	1,210	3,419
Others	2,062	429	2,491	1,515
Total as of June 30, 2013	247,240	126,624	373,864
Total as of June 30, 2012	241,444	103,185		344,629

24.	NET FINANCIAL RESULTS

Financial income
	For the six months period ended		For the three months period ended
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Financial assets at fair value	3,934	4,113	1,451	(322)
Holding results	-	3,713	-	3,713
Interest on financial operations	2,266	-	1,326	(1,204)
Interest on commercial operations	2,218	2,098	2,218	2,098
Exchange gain on commercial operations	3,836	4,333	903	3,509
Exchange gain on financial operations	2	1	-	1
Others	-	3,998	-	2,112
	12,256	18,256	5,898	9,907

Financial costs
	For the six months period ended,		For the three months period ended,
	06.30.13	06.30.12	06.30.13	06.30.12
Exchange gain on financial operations	70,060	54,230	39,906	30,527
Exchange gain on debt operations	1,298	1,764	(545)	645
Interest on financial operations	49,997	16	27,561	16
Others	8,020	14,588	5,450	8,821
	129,375	70,598	72,372	40,009

32

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

25.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Reconciliation between the income tax charged to income and the income tax that would be derived from applying the relevant rate on the accounting income before taxes is shown below:

	For the six months period ended,		For the three months period ended,
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Income tax expense on pre tax income	218,663	(31,107)	(24,472)	(21,310)
Permanent differences
Non deductible expenses and non taxable income	1,188	556	2	250
Allowance for deferred income tax credit	-	26,183	-	17,365
Minimum presumed income tax not recognized	7,254	7,451	3,502	3,899
Total income tax	227,105	3,083	(20,968)	204

Changes in the balance of deferred tax Liabilities as of June 30, 2013 are shown below:

	Deferred income tax assets	Deferred income tax liabilities	Net Deferred income tax liabilities
	06.30.2013
Balances at the beginning of the year	184,585	(236,657)	52,072
Movements of period	(127,400)	(82,815)	210,216
Balances at the end of the period	57,185	(319,472)	262,288

26.	NET RESULT PER SHARE

The table below shows the results and number of shares used to calculate basic net earnings per share:
	For the six months period ended,
	06.30.13	06.30.12
Net and comprehensive result for the period	397,726	(91,769)
Average of common shares outstanding	569,171	569,171
Net result per share	0.70	(0.16)

	For the three months period ended,
	06.30.13	06.30.12
Net and comprehensive result for the period	(48,525)	(60,318)
Average of common shares outstanding	569,171	569,171
Net result per share	(0.09)	(0.11)

33

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

27.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

MetroGAS carries out operations and transactions with related parties  according to general market conditions, wich are part of the normal operation of the company, with respect to their purposes and conditions.

As described in Note 2.1 dated May 3, 2013, Gas Argentino has informed MetroGAS that BG Inversiones Argentinas S.A. has transferred to YPFIESA 46,010,284 ordinary, registered shares with nominal value of $ 1 and one vote per Class A share, representative of 54.67 % of the capital stock of GASA, owner of 70% of MetroGAS shares. Thus, YPF S.A. through YPFIESA, obtained 100% of the capital stock and votes of Gas Argentino, and in turn shall indirectly have, through Gas Argentino, 70% of MetroGAS capital stock and votes.

Furthermore, on May 3, 2012, the National Congress enacted Law No. 26,741, which declared of public utility and subject to expropriation the 51% of the equity of YPF represented by an equal percentage of  Class D shares owned, directly or indirectly, by Repsol and its controlled or controlling entities, and the same time, establishing the temporally occupation of such shares pursuant to the terms of article 57 and 59 of Law No. 21,499.

The information described in the following charts shows the balances with subsidiaries, joint businesses and related companies as at June 30, 2013, December 31, 2012, and January 1, 2012, as well as operations with these companies for the six and three-month periods ended on June 30, 2013 and 2012.

34

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

The transactions shown below have been made with related parties:

	For the six months period ended
	06.30.13				06.30.12
	Gas & transportation sales	Gas purchases	Fees for professional services	Salaries and others employee benefits	Gas & transportation sales	Gas purchases	Fees for professional services	Salaries and others employee benefits
Related parties:
YPF S.A.	11	42,574	663	-	13	40,656	565	-
Operadora de Estaciones de Servicios S.A.	645	-	-	-	424	-	-	-
Astra Evangelista S.A.	17	-	-	-	21	-	-	-
Board of directors and management:	-	-	-	11,156	-	-	-	6,732
	673	42,574	663	11,156	458	40,656	565	6,732

35

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

	For the three months period ended
	06.30.13				06.30.12
	Gas & transportation sales	Gas purchases	Fees for professional services	Salaries and others employee benefits	Gas & transportation sales	Gas purchases	Fees for professional services	Salaries and others employee benefits
Related parties:
YPF S.A.	7	31,190	352	-	9	29,941	283	-
Operadora de Estaciones de Servicios S.A.	345	-	-	-	198	-	-	-
Astra Evangelista S.A.	11	-	-	-	12	-	-	-
Board of directors and management:	-	-	-	6,376	-	-	-	2,309
	363	31,190	352	6,376	219	29,941	283	2,309

36

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

The balances shown below are outstanding with related parties:

	06.30.2013
	Trade receivables and other receivables	Commercial creditors and other accounts payable	Financial debt		Salaries and social security
	Current	Current	Current	Non current	Current
Related parties:
Operadora de Estaciones de Servicios S.A.	428	-	-	-	-
YPF S.A.	11	71,758	-	16,869	-
Board of directors and management:	-	-	-	-	1,119
	439	71,758		16,869	1,119

	12.31.12
	Trade receivables and other receivables	Commercial creditors and other accounts payable	Reorganization liabilities	Salaries and social security
	Current	Current	Non current	Current
Related parties:
Operadora de Estaciones de Servicios S.A.	372	-	-	-
YPF S.A.	4	42,143	31,600	-
Board of directors and management:	-	-	-	3,826
	376	42,143	31,600	3,826

	01.01.12
	Trade receivables and other receivables	Commercial creditors and other accounts payable	Reorganization liabilities	Remuneraciones y cargas sociales
	Current	Current	Non current	Current
Related parties:
BG Argentina S.A.	-	404	-
YPF Inversora Energética S.A.	-	335	-	-
Operadora de Estaciones de Servicios S.A.	451	-	-
YPF S.A.	26	8,444	31,600	-
Board of directors and management:	-	-	-	3,635
	477	9,183	31,600	3,635

Additionally, in the ordinary course of business, and considering that MetroGAS operates the gas distribution service within the south and east area of the Great Buenos Aires, including the City of Buenos Aires, MetroGAS’ customer/supplier portfolio includes entities of the private as well as of the national, provincial and municipal sectors. As requested by NIC 24, the main transactions mentioned above include the purchase of gas from ENARSA (operations for the six-month period ended on June 30, 2013 amounted to Ps. 4,514 thousand while the net balance as at that date was Ps. 6,447 thousand).

Furthermore, as explained in Note 1.3.7 of Annex I, MetroGAS must invoice, collect and settle three specific charges, with different appropriations, which is done for the order and account of Nación Fideicomisos S.A. Balances of this operation are stated in Note 19.

Finally, as described in Note 1.3.2 of Annex I, MetroGAS signed with ENARGAS on November 21, 2012 Minutes of Agreement that establish a fixed amount per bill, separated by customer category, which has to be considered  as advanced payment for future tariff adjustments provided for in the Temporary Agreement approved by Decree No. 234/09. ENARGAS executed the agreement through Resolution No. 2,407/12 published on November 29, 2012. The Minutes state that amounts thus collected shall be deposited in a specifically dedicated trust fund used for the execution of infrastructure, connections, re-boosting, extensions and/or technological adjustment of gas distribution systems. Therefore, on December 12, 2012 a trust agreement was signed by MetroGAS and Nación Fideicomisos S.A. Balances for these operations are shown in Notes 11 and 19.

37

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND COMPARATIVES
(amounts in thousands of pesos, except where expressly stated otherwise)

28.	SUBSEQUENT EVENTS

On August 1, 2013, the Company received notice from its shareholder YPF Inversora Energética S.A, reporting that, under the terms of art. 215 of the Law of Corporations, it has transferred to OPERADORA DE ESTACIONES DE SERVICIOS S.A. (“OPESSA”) 1,683,246 ordinary, Class A, registered, non-endorsable, shares with $1 nominal value each and one vote per share, that represent 2% of the Gas Argentino´s capital stock..

David Gonzalez Tezanos
Chairperson

38

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)
These condensed consolidated interim financial statements must be read in conjunction with Annex I included below. This Annex contains detailed additional information as required under IFRS as of December 31, 2012 and January 1, 2012, which is necessary in order to understand these condensed consolidated interim financial statements and the condensed presentation thereof pursuant to IAS 34.

1.	FINANCIAL CONDITION AND REGULATORY FRAMEWORK

As from December 2001, the Argentine Government adopted a number of measures designed to act in the face of the difficult economic, financial and social conditions prevailing in the country, which entailed a significant change in the economic policies then being applied.

The most salient of those measures included: (1) implementing a floating rate of exchange, which resulted in a significant devaluation of the Argentine peso during the first months of 2002, (ii) the conversion to Argentine pesos of some foreign-exchange denominated assets and liabilities kept within the country, and (iii) the conversion to Argentine pesos of the rates and tariffs of public services.

As part of the above measures, Public Emergency and Foreign-Exchange System Law No. 25,561 (the “Emergency Law”) was enacted on January 9, 2002. This law was subsequently supplemented by other statutes, executive decrees and regulations issued by different governmental agencies. This set of rules involved a substantial change in the terms of MetroGAS License under which the Company had been operating, and in the relationship between the Company and the Argentine Government, as it modified the tariff system established under Law No. 24,076 (the “Gas Law”) and supplementary regulations.

The Argentine Executive has been authorized to renegotiate public service agreements on the basis of the following factors: a) the impact of service rates on economic competitiveness; b) the quality of services and any investment plans contemplated in the relevant agreements; c) users’ interests and service accessibility; d) the safety of any systems involved; and e) the profitability of the companies involved. Note 1.3.2 of this annex describes the rate renegotiation process carried out between the Company and the Argentine Government.

During almost thirteen years the Company has kept its rates frozen. In the process of its License Renegotiation under Public Emergency Law No. 25,561, the Company subscribed a Temporary Agreement with the Unit for the Renegotiation and Analysis of Utility Contracts (UNIREN) on October 1, 2008, which agreement was ratified by the Argentine Executive by Executive Decree No. 234/09 published in the Official Gazette on April 14, 2009. The Temporary Agreement has not been implemented yet; due to rate schedule resulting from such Executive Decree has not been issued. Also, it has not given to MetroGAS the pass through to include in its rates any municipal contribution, tributes and other charges that have a significant, increasing and disproportionate impact on the Company’s generation of cash flow. All rate increases applied to different customer categories that the Company has been forced to include in its invoices, except for the effect of Resolution ENARGAS No. 2,407/12 described below, have not involved any revenues whatsoever, because the Company merely acts as a collection agent for funds that were used to finance a larger capacity of trunk gas pipelines, pay increased natural gas prices to producers and pay gas imports to meet domestic demand. On the other hand, this Distributor has not, during the thirteen years that its rates have remained frozen, received any subsidies from the Argentine Government.

39

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

From 2001 to this date, the Company’s operating costs have suffered an average increase of around 521%.
On November 21, 2012, the Company, similarly to all other gas Distributors with the exception of Litoral Gas, subscribed a Memorandum (the “Memorandum”) with ENARGAS. Pursuant to the ENRG/SD/I 13,352 letter received from ENARGAS on November 29, 2012, this Memorandum is fully effective. Under this Memorandum, it was agreed that a fixed amount, which is different for different customer categories, would be established per invoice. The amounts thus received by Distributors will be deposited into a trust fund created to such an effect, and used for the performance of works relating to infrastructure, connection, power upgrades, expansion and/or technological adaptation of gas distribution network systems, safety, service reliability and network integrity, and also for maintenance and any other related expenses necessary to provide the gas distribution public service, up to the limit of the amounts effectively available to be applied within the service provision area.

Any amounts received by gas distribution License Holders will be received on account of any rate adjustments contemplated in the License renegotiation agreements subscribed in due time. In the case of MetroGAS, this is the Temporary Agreement approved by Executive Decree No. 234/09.

The Company believes that any amounts under the Temporary Agreement 2012 will be insufficient to compensate the imbalance in the financial condition of the Company, and as such they would be sufficient only to cover some expenses that would otherwise have to be financed with Company funds.

Also, in spite of the fact that the Company hired a financial advisor in order to find other options for the refinancing of its debt, the steps taken by the Company in this connection have not been successful because the proposals it received were not consistent with the Company’s actual possibilities. For this reason, the Company was unable to generate sufficient liquid funds to make payments under its financial debt which were due on June 30, 2010, and some trade payables and tax obligations.

On June 17, 2010, for the reasons detailed above, the Board of Directors decided to rely on the protection afforded under these circumstances by Argentine Law No. 24,522, and filed a petition for Reorganization Proceedings on behalf of MetroGAS (see Note 1.1 of this Annex).

On the same date, MetroGAS received notice of ENARGAS Resolution No. I-1.260, pursuant to which a receiver was appointed for the Company (as described also in Note 1.2 of the Annex attached hereto).

Finally, the above circumstances, added to increased operating costs required to maintain service quality, have affected the Company’s financial condition. The Management of the Company believes that if the conditions prevailing as of the date of these financial statements remain unchanged, its situation will continue to deteriorate, and has consequently taken a number of actions designed to mitigate the impact of its current financial condition, including:

•	Bring claims for rate increases (including the transfer thereto of any municipal taxes) before Argentine authorities;
•	Make efforts to achieve a strict cash management and expense control;
•	Demand additional capital contributions from Company shareholders;

40

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

•	Renegotiate payment terms with major suppliers and Trusts; and
•	Obtain funding from third parties.

As of December 31, 2012 the negative results shown by the Company absorbed more than 50% of its capital and reserves. Section 206 of the Argentine Companies Law prescribes a mandatory reduction of capital in the event of an occurrence of these circumstances.

1.1	Reorganization Proceedings

On account of various circumstances that significantly affected the Company’s ability to generate sufficient cash flows in order to meet its obligations as to suppliers and financial creditors, on June 17, 2010 the Board of Directors of MetroGAS filed a petition for reorganization proceedings in National Commercial Court No. 26, Clerk’s Office No. 51, file No. 056,999. A Shareholders’ Meeting of the Company held on August 2, 2010 ratified this decision of the Board of Directors.

After the different procedural steps prescribed by the Argentine Bankruptcy Law had been completed, on February 2, 2012 the Company filed a complete and final proposal for an arrangement with unsecured creditors holding allowed and provisionally admitted claims, which contemplated payment of any allowed and provisionally admitted unsecured claims by means of a delivery, in exchange for and lieu of payment of those claims, of two classes of notes (the “New Notes”) due December 31, 2018.

On May 22, 2012, the Company filed a revised proposal, including certain amendments that involved minor changes in the dates established for the occurrence of certain events (capitalization of interest and determination of Deadline, among others), and suppressed the purchase offer that the issuer was required to make upon the occurrence of a change of control.

On September 6, 2012, the acting court issued an order by which it approved the Company’s arrangement with creditors and declared terminated the reorganization proceedings under the Argentine bankruptcy law. Also, it ordered the creation of the final committee of creditors.

The debt exchange and issuance of the New Notes was implemented by the Company on January 11, 2013 with respect to unsecured creditors holding allowed and provisionally admitted claims.

The New Notes are denominated in U.S. dollars and their respective principal amounts as of the date of issue were determined as follows: (i) a Class A Note, equivalent to 53.2% of the amount of the respective allowed or provisionally admitted unsecured claim, and (ii) a Class B Note, equivalent to 46.8% of the amount of the respective allowed or provisionally admitted claim. Also, two different series were issued within each such Class of New Notes, for the purpose of identifying unsecured claims derived from previously existing notes (Series L) from any other unsecured claims (Series U). Also, the Company offered to pay, on the date of issue of the New Notes, an amount equivalent to any interest that might have accrued on such Class A New Notes referred to above as from January 1, 2011 to the date of issue, at an annual nominal interest rate of 8.875%. Pursuant to the proposal and at the Company’s option, the above interest accrued until December 31, 2012 has been capitalized. The principal of the New Notes will be repaid in full at maturity on December 31, 2018 in one payment. Class A New Notes shall be payable pursuant to its terms as from the date of issue thereof. Class B New Notes shall become payable pursuant to its terms solely as from the date when (a) the maturity of Class A New Notes is accelerated as a result of the occurrence of certain events of default provided under the principal terms and conditions of the New Notes, or (b) holders of not less than 25% of Class A, Series L New Notes have required in writing from Debtor and trustee the acceleration of maturity of Class A New Notes as a result of the occurrence of certain events of default provided under the principal terms and conditions of the New Notes (any of the events referred to under (a) or (b), a “Triggering Event”), provided such Triggering Event occurs: (i) within the first year counted as from the date of issue of the New Notes, or (ii) on or before June 30, 2014, whichever is later (the “Deadline”). In the absence of a Triggering Event occurring on or before the Deadline, then Class B New Notes shall be automatically canceled and no amount shall be owed by the Company thereunder. Any outstanding Class A New Notes shall bear interest on their principal amount at an annual nominal rate of 8.875% from the date of issue to the date of repayment of such Notes; interest shall be calculated and paid pursuant to the terms and conditions of such Class A New Notes. Class B New Notes shall bear interest solely on the principal amount of such Class B New Notes upon the occurrence of a Triggering Event before the Deadline and as from the time of such occurrence. This interest shall also accrue at an 8.875% nominal annual rate from the date of the respective Triggering Event and up to the date of repayment thereof, and be calculated and paid pursuant to the specific terms and conditions of such notes.

41

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

On February 1 and 13, 2013, the Company filed evidence under the reorganization proceedings of its having complied with the exchange and delivery of the New Notes and the capitalization and payment of interest in order to request that the court lift any general restraining orders and issue a judicial declaration of its compliance under the reorganization proceedings pursuant to section 59 in fine of the Argentine Bankruptcy Law.

1.2	Intervention of the Company

Following the Company’s filing to commence a reorganization proceeding (concurso preventivo) on June 17, 2010, MetroGAS was notified of Resolution No. I-1,260 issued by ENARGAS, which provided for the intervention of the Company and appointed Mr. Antonio Gómez, an engineer, as interventor for the next one hundred and twenty days.

Said Resolution stated that the interventor will supervise and control all of the Company’s regular administrative and disposal activities that could have an impact in the gas distribution public service rendered by the Company, which is the core of the License. In addition, it ordered to initiate an integral corporate audit of the Company; and under said audit, to determine and appraise the value of all Company’s assets transferred by the PEN by Decree No. 2.459/92 and those added at a later date.

The intervention of MetroGAS and the appointment of Eng. Antonio Gomez have been successively extended for 120 calendar day-terms under the terms and subject to the conditions of the original ones. The last of these extensions was established by ENARGAS through Resolution No. 2,448/13 dated February 1st, 2013.

1.3	Regulatory Framework

The natural gas distribution system is regulated by the “Gas Act” which, together with Decree No. 1,738/92 issued by the Executive Power, other regulatory decrees, the specific bidding rules (“Pliego”), the Transfer Agreement and the License, establishes the Regulatory Framework for the Company’s business.

The License, the Transfer Agreement and the regulations promulgated pursuant to the Gas Act contain certain requirements regarding the quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of common stock of MetroGAS.

42

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and the applicable regulations. ENARGAS’ jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investments in the gas industry.

Tariffs for gas distribution services were established in the License and are regulated by ENARGAS.

1.3.1	Distribution License

Under the License, MetroGAS is entitled to render the public service of gas distribution for a term of 35 years. The Gas Act provides that MetroGAS may, upon expiration of the original 35-year term, apply to ENARGAS for a renewal of the License for an additional 10-year term. ENARGAS is required at that time to evaluate the Company’s performance and make a recommendation to the Executive Power. MetroGAS is entitled to such extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and applicable regulations and decrees and the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for said license, in which MetroGAS will have the option, in case it has complied with its obligations, to match the best bid offered to the Argentine Government by any third party.

As a general rule, upon termination of all periods of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 1.4.1 to this Annex).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details other obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out a Mandatory Investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

43

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

▪	Serious and repeated failure by the Company to meet its obligations.
▪	Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.
▪
Sale, disposition and transfer of the Company’s Essential Assets or encumbrances thereon without ENARGAS’ prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

▪
Bankruptcy, dissolution or liquidation of the Company. Therefore, the reorganization proceeding does not affect the normal course of the operations of the Company or, consequently, is a cause of revocation of the Company’s License.

▪
Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS’ prior authorization) or giving up the License, other than as permitted therein.

▪	Transfer of the Technical Assistance Agreement or delegation of the functions granted in said Agreement without ENARGAS’ prior authorization, during the first ten years from License granting.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans or encumber assets to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

1.3.2	Tariff Renegotiation

The Public Emergency and Exchange Regime Reform Law No. 25,561 (“Emergency Law”) dated January 7, 2002, modified the legal framework in force for license contracts of public utilities.

The main provisions of the above mentioned Law that have an impact on the License duly granted to MetroGAS by the National Government and that modify express provisions of Law No. 24,076 (the “Gas Act”) are the following: “pesification” of tariffs that were fixed in convertible dollars at the exchange rate specified in the Convertibility Law (Law No. 23,928), the prohibition of tariff adjustments based on any foreign index, thus not allowing the application of the international index specified in the Regulatory Framework (US Producer Price Index-PPI), and the renegotiation of the License granted to the Company in 1992.

In fact, the Emergency Law established the beginning of a renegotiation process of public utility services agreements granted by the National Executive Power without detriment to the requirements that utility services companies must go on complying with all their obligations. The process began in 2002 and the Ministry of Economy and Production (“ME”) was entitled to carry out the renegotiation through the Committee for the Renegotiation of Contracts for Public Works and Services (“CRC”); said Committee was then replaced by the “Unit for the Renegotiation and Analysis of Utility Contracts” (“UNIREN”) by means of Executive Order No. 311 in 2003. The UNIREN was presided jointly by the ME and by the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”).

The Emergency Law, which was originally to be due in December 2003, was extended several times until December 31, 2013. The terms for renegotiating licenses and public services concessions were also extended.

Although MetroGAS strictly complied with the disclosure of all information required, the renegotiation process is still delayed being not possible for the Company to achieve a final agreement.

44

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

On October 1st, 2008, MetroGAS signed a Temporary Agreement with the UNIREN which was ratified by its Shareholder’s Meeting on October 14, 2008 and approved by the National Executive Power on March 26, 2009 by Decree No. 234 (published in the Official Gazette on April 14, 2009). The mentioned Temporary Agreement establishes a Transitional Tariff Regime as from September 1st, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services. The amounts resulting from the increase actually received in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the License area. The Temporary Agreement has not been applied yet, due to the fact that rate schedules have not been issued.

On December 29, 2011, MetroGAS filed a complaint to interrupt the status of limitation of damages resulting from the breakdown of the economic financial equation contemplated in the gas distribution License as well as a previous administrative claim for same purposes. Said complaint was amended on February 13, 2013, and, at that time, the claimed amount was stipulated.

On November 21, 2012, the Company, as well as the other gas Distribution Companies, except for one, executed an Agreement (“Agreement”) with ENARGAS, which in accordance with ENARGAS’ letter ENRG/SD/I 13,352 received on November 29, 2012, is in full force and effect. In such Agreement a fixed amount per invoice is agreed, stating a difference by customer category. The amounts collected in respect thereof by the Distribution Companies will be deposited in a trust fund created to this effect and used to carry out infrastructure works, connection works, repowering, expansion and/or technological modification of the systems of gas distribution through network, security, reliability of the service and integrity of the network, as well as maintenance and any other related expense that may be necessary to provide the gas distribution public service, up to the amount of the funds actually available so as to be applied within the service area. On the other hand, gas distribution companies shall obtain the approval of an Execution Committee to be created in the trust fund to implement an Investment Plan of Consolidation and Expansion expressed in physical and monetary terms which guidelines shall be determined in the trust fund agreement to be entered into between the Company and Nación Fideicomisos S.A.

The amounts that gas Licensees shall receive will be taken as a payment on account of the tariff adjustments stated in the License renegotiation agreements executed from time to time, in the specific case of MetroGAS, the Temporary Agreement as approved by Decree No. 234/09. MetroGAS’ collection, as a consequence of implementing the new fixed amounts, would approximately amount to Ps. 190 million annually.

On November 29, 2012 ENARGAS Resolution No. 2,407/12 was published in the Official Gazette, specifying that MPFIPyS Resolution No. 2,000/05 had been complied with. As a consequence ENARGAS authorized Distribution Companies to collect the charge previously mentioned, stating that it should be included in the invoices in accordance with the methodology to be established by the Regulatory Authority.

The Company has been invoicing this new tariff charge since December 3, 2012, and is making the corresponding deposits in the relevant trust accounts.

On December 11, 2012 ENARGAS sent the form of a financial trust fund and private administration contract (“Trust-Fund Contract”) to be entered into by gas Distribution Companies and Nación Fideicomiso S.A. The Trust Fund Contract was executed on December 12, 2012.

45

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

On January 16, 2013 the Operative Manual was executed with ENARGAS in accordance with the form duly sent by the regulatory authority.

The Trust Fund Contract and the Operative Manual provide the general guidelines for the management of the deposited funds. Distribution Companies will have to deposit, on a monthly basis, the amounts collected from customers together with a Sworn Statement which will be filed with ENARGAS and Nación Fideicomisos S.A. In addition, an annual Investment Plan of Consolidation and Expansion will have to be submitted to the Execution Committee for its approval. Upon obtaining approval thereof and of any modifications thereto, and once the Sworn Statement shall have been examined together with the progress of improvement works, the Execution Committee is responsible for approving the funds availability in order that Nación Fideicomisos may make the corresponding payments to suppliers for and on behalf of the Distribution Companies. Further, it is important to point out that the trust fund contract executed by MetroGAS contemplates the possibility of financing by Nación Fideicomiso S.A., provided that all those works that need financing shall have been stated in detail and approved by the Execution Committee. Such works shall be financed only with the Trust Fund Capital and only certain percentage of the collected net fixed amounts may be applied by the Distribution Company.

On February 1, 2013, MetroGAS submitted to ENARGAS the Investment Plan of Consolidation and Expansion for its approval.

1.3.3	Unbundling of Natural Gas

Due to regulatory changes that have been made to the natural gas sector since 2005, the so called “natural gas unbundling” process took place, by which the different categories of customers (except for residential customers and small commercial customers, as well as non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions) had to purchase natural gas volumes at the point of entry into the transportation system directly from producers and/or sellers of natural gas, leaving the regional distribution companies limited to exclusively give transportation and or distribution services of natural gas.

Additionally and in the same year, a Mechanism for Assigning Natural Gas to CNG stations was established, by which CNG stations get natural gas by means of a mechanism of periodic assignments of natural gas volumes in the Electronic Gas Market (“EGM”).

In this context, in 2005 MetroENERGÍA was created as a natural gas trading company with the aim of keeping the highest amount of customers possible and count on a proper tool in accordance with the new scenario where the Company had to perform.

MetroENERGIA was authorized by the ENARGAS to act as a natural gas trading company and or gas transportation company, and registered as agent of the EGM.

Actions taken by MetroENERGIA since its formation made it possible to retain most of the industrial and commercial customers duly contemplated in the “unbundling” process of the Company’s area, thus being able to maintain the participation of these categories of customers within MetroGAS’ sales portfolio.

46

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

1.3.4	Complementary Agreement with Natural Gas Producers

On October 1, 2008, SE Resolution No. 1,070/08 was published, approving the “Complementary Agreement with Natural Gas Producers” which was executed on September 19, 2008. Said Agreement was mainly aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing the natural gas producers’ contribution to the Trust Fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at various prices.

In accordance with the Complementary Agreement with Natural Gas Producers, ENARGAS Resolution No. I/409/08, published on September 19, 2008, divided the “R” category of residential customers into 8 subcategories according to their natural gas consumption. Based on this subdivision, an increase on the value of natural gas at the point of entry into the transportation system was determined; however, such increase did not apply to the first three residential sub-categories and to sub-distributors.

As pursuant to the Complementary Agreement with Natural Gas Producers as approved by SE Resolution No. 1,070/08, increases in the price of natural gas had to be fairly allocated to the different components of the user’s final tariff so as to guarantee that the distributors’ equation should remain unaltered after these increases, ENARGAS made the relevant tariff adjustments and issued, in the case of the Company, Resolution No. I/446/08 by which it approved a new tariff scheme reflecting the above mentioned tariff increases effective as from September 1, 2008, (October 1, 2008, in respect of CNG increases). However, the new tariff scheme did not provide for the tariff readjustment of the distribution segment.

Additionally, on December 23, 2008, the Secretariat of Energy published Resolution No. 1,417/08 whereby, and also on the basis of the Complementary Agreement with Natural Gas Producers as approved by SE Resolution No. 1,070/08, it established new natural gas prices at the point of entry into the transportation system.

As a result, ENARGAS issued Resolution No. I/566/08, published on the same day thereof, approving the new tariff scheme to be applied which reflected such new increased prices for natural gas.

1.3.5	Procedure for Gas Applications, Confirmations and Control

On October 4, 2010, ENARGAS Resolution No. 1,410/10 was published in the Official Gazette, which approved new rules named “Procedure for Gas Applications, Confirmations and Control”, which shall be complied with by certain participants of the natural gas industry, including natural gas distribution companies, with an impact on daily natural gas nominations, transportation and distribution. As from October 1, 2010, when such Procedure became effective, MetroGAS has the total daily volume of natural gas necessary to supply its non-interruptible demand.

1.3.6	Total Energy and Gas Plus Plans

The National Government implemented the Total Energy Plan in 2007, which is aimed at guaranteeing the supply of energy resources, both liquid and gas fuels, and at encouraging the replacement of natural gas and or electricity consumption by the use of alternative fuels. As a matter of fact, Resolution No. 459/07 issued by the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”) created the above mentioned Total Energy Plan which was then ruled by different resolutions that enlarged and extended its enforcement.

47

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

The Total Energy plan includes a propane-air provision plan under the responsibility of ENARSA.  In connection with this last matter, ENARGAS Resolution No. I/831/09 was published on August 20, 2009 whereby the new specifications for synthetic natural gas to be injected into the distribution system were established. At present there is a plant injecting gas (propane-air) into MetroGAS’ distribution system operated by ENARSA. MetroGAS is responsible for controlling that all quality measures which are required by ENARGAS to ensure a safe operation are met at all times.

In addition, in 2008 the government launched, through SE Resolution No. 24/08, as amended by SE Resolutions No. 1,031/08 and No. 695/09, the so called “Gas Plus” plan to encourage production of natural gas by virtue of which every new gas volume produced under said plan shall not be considered part of the volumes included in the 2007-2011 Agreement and shall not be subject to its price conditions; however, it cannot be exported and its price has to cover associated costs and generate a reasonable profitability.

1.3.7	Trust Funds

As of the date of issuance of these financial statements, MetroGAS must invoice, collect and settle three specific charges, allocated differently. The Company carries this out on behalf of Nación Fideicomisos S.A. as fiduciary of three different trust fund contracts.

The specific charge I (ruled by Decree No. 180/04 issued by the National Executive Power, and related regulations) and the specific charge II (ruled by Law No. 26,095 and related regulations) are supported by the whole pool of users of the natural gas service other than the residential segment and are applied to the payment of infrastructure works for the expansion of the natural gas system of transportation.

In addition, specific charge III (ruled by Decree No. 2,067/08 issued by the National Executive Power, and related regulations, then included in Law No. 26,095 as stipulated by Law No. 26,784 of the National Administration Budget for 2013) is supported by the same customers that pay the foregoing charges, including in this case most of the subcategories of residential customers, and applied to the payment of the imports of additional natural gas volumes that may be necessary to meet the residential demand.

It is important to point out that none of these three specific charges invoiced and collected by MetroGAS is incorporated to the Company`s assets. On the contrary, once received, the Company is required to deposit them into the trust fund accounts designated from time to time by the Fiduciary, thus ending MetroGAS’ actions in respect thereof.

1.3.8	Municipal Taxes

The regulatory framework in force and duly applicable to the distribution of natural gas contemplates to pass through to tariffs all new taxes or levies or rate increases, applicable since the beginning of operations, on December 29, 1992, and under certain circumstances, the free use of public space for purposes of laying natural gas pipelines.

48

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

As of the date of issuance of these financial statements the Company cannot pass through to its tariffs any payments made in respect thereof to certain municipalities in the Province of Buenos Aires and to the City of Buenos Aires (“CABA”).

The amounts paid but not recognized as a credit by MetroGAS in respect of the Study, Revision and Inspection of Works in Public Spaces Levy of the GCABA and the Right of Occupancy and Public Spaces Levy of the City of Buenos Aires, Esteban Echeverría, Almirante Brown, Ezeiza and Florencio Varela amount to Ps. 63,032 thousand and Ps. 101,259 thousand, respectively, as of December 31, 2012.

1.4.	Obligations and Restrictions Upon Privatization

1.4.1	Restricted Assets

A substantial portion of the assets transferred by “Gas del Estado” are defined in the License as “Essential Assets” for the performance of the relevant licensed service. The Company is thus obliged to identify and maintain any such Essential Assets, and any future improvements, in accordance with certain standards defined in the License.

The Company shall not, for any reason, dispose of, encumber, lease, sublease or lend any Essential Assets for purposes other than rendering the service under the License, without prior authorization of ENARGAS. Any extensions or improvements that the Company may make to the gas distribution system may only be encumbered as security for the loans due after more than one year and used to finance any such extensions or improvements.

Upon expiration of the License, MetroGAS shall transfer to the Argentine Government or its designee all Essential Assets listed in an inventory updated as of such date, free of charges and encumbrances.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company’s Properties, Plant and Equipment, as determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in United States Dollars and adjusted by the PPI, net of accrued depreciation.

b) The proceeds of a new competitive bidding, net of any expenses and taxes paid by the successful bidder.

1.4.2	Restrictions on the Distribution of Profits

The Company is required to keep in effect the authorization to offer the Company’s Common Stock to the public and the relevant authorization for the shares to be listed on Argentine authorized exchange markets for a minimum period of fifteen years as from the respective dates on which such authorizations were granted.

Any voluntary reduction, redemption or distribution of the Company’s equity, other than the payment of dividends, will require the prior authorization of ENARGAS.

49

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

In accordance with the Argentine Corporations Law, the Company’s By-laws and the Resolution No. 434/03 of the CNV, 5% of the Company’s net income for the year plus (less) prior year adjustments must be transferred to the Company’s Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

Pursuant to the terms and conditions of issuance of the New Notes issued by MetroGAS as set forth under Note 1.1, any distribution of cash dividends shall be subject to prior redemption, payment or repurchase by the Company of at least USD 75 million principal amount of Class A Notes, provided that no Triggering Event shall have occurred, and in which case principal amount of Class B Notes shall also be considered.

1.4.3	Limitation on the Transferability of Gas Argentino Shares

The Pliego contemplates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shareholding in the Company, provided it shall retain 51% of MetroGAS’ share capital.

Any transfer as a result of which Gas Argentino shall hold less than 51% of its shares in MetroGAS shall be subject to prior approval of ENARGAS. The Pliego establishes that any such prior approval shall be granted not earlier than three years after the Takeover date, provided that:

• Sales implying 51% of the share capital, or, if the proposed transaction is not a sale, the capital reduction shall result in a purchase of not less than 51% of the shares by other investment company,

• There is sufficient evidence that the transaction will not affect the operating quality of the service rendered under the License.

2.	ACCOUNTING POLICIES

2.1	Basis of Preparation

2.1.1	Classification of Current and Non-Current Assets and Liabilities

The presentation of the statement of financial condition distinguishes current and non-current assets and liabilities. Current assets and liabilities are assets and liabilities expected to be recovered or canceled within the twelve months following the end of the reporting period.

Current and differed income tax assets and liabilities are presented separately and apart from other assets and liabilities.

2.1.2	Currency of Presentation

The consolidated financial statements are presented in thousands of Argentine pesos. Unless otherwise stated or required by the context, references to “amounts in pesos” or “Ps.” refer to Argentine pesos, and references to “U$S” or “U.S. dollars” refer to U.S. dollars.

2.1.3	Accounting Criteria

The consolidated financial statements have been prepared on the basis of historical cost, except for financial assets and liabilities recognized at fair value through profit or loss.

50

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

2.1.4	Cash Flows

The Company presents its cash flows from operating activities by the indirect method. Any interest paid is presented within financing activities. Any interest received is presented within investment activities.

2.1.5	Use of Estimates

Preparation of financial statements as of a specified date requires that the Company make estimates and assessments that affect the amount of recorded assets and liabilities and of contingent assets and liabilities disclosed at such date, as well as expenses and revenues for the fiscal year. Actual future results may differ from the estimates and assessments made at the date of preparation of these financial statements. More complex areas, which require professional judgment or significant assumptions and estimations, are described in Note 3.

2.2	New accounting standards and reviewed standards

As of the date of publication of these financial statements, rules and interpretations or any amendments thereto, as published by IASB and adopted by the FACPCE and the CNV, which are not yet in force because their effective date will occur later than the date of these financial statements and the application thereof by the Company, are described below:

IFRS 7 “Financial Instruments – Disclosures”

In December 2011, the IASB modified IFRS 7 “Financial Instruments – Disclosures”, which is applicable to fiscal years beginning in or ending after January 1, 2013. The amendment of IFRS 7 incorporates information disclosure requirements to assess the effect of compensation agreements, if any. The application of the amendment of IFRS 7 shall bear no impact on the Company’s operations or financial situation, but it will eventually result in additional disclosures.

IFRS 9 “Financial Instruments”

In November 2009 the IASB issued IFRS 9 “Financial Instruments”. This standard includes the first part of a three-phase project designed to replace IAS 39 “Financial instruments: Recognition and measurement”. IFRS 9 prescribes that financial assets must be classified and measured. It requires that financial assets be subsequently measured at “amortized cost” or at “fair value”, depending on the satisfaction of certain conditions. Also, IFRS 9 allows an entity to carry an instrument that would otherwise have been classified in the “at amortized cost” category, as an “at fair value” instrument if such designation eliminates or significantly reduces recognition or measurement inconsistencies.

Equity instruments must be recognized at fair value through profit or loss. However, an entity may irrevocably elect to present all changes in the fair value of any equity instruments not kept available for sale under other comprehensive income. Only dividends received from such investments are reported as profit or loss.

In October 2010, the IASB issued new guidelines under IFRS 9. These guidelines establish criteria to derecognize financial instruments and most requirements for the classification and measurement of financial liabilities currently within the scope of IAS 39. Also, they provide for the accounting of most financial liabilities at amortized cost, with a bifurcation for embedded derivatives. The remaining phases of the project, including impairment of financial instruments and hedge accounting, have not been completed yet.

51

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

IFRS 9 and any supplements thereto will be applied retroactively for fiscal years beginning on or after January 1, 2015. Early adoption is permitted.

IFRS 10 “Consolidated Financial Statements”

On May 12, 2011, the IASB issued IFRS 10 “Consolidated Financial Statements”, which establishes principles for the presentation and preparation of consolidated financial statements when an entity has one or more other entities under its control. IFRS 10 substitutes consolidation requirements established under SIC 12 “Consolidation – Special purpose entities” and IAS 27 “Consolidated and separate financial statements”, and develops the existing principles identifying the concept of control as the determining factor to decide whether an entity should or should not be included in the controlling company’s consolidated financial statements. This standard provides an additional guide to determine control when evaluation is difficult. IFRS 10 is applicable to fiscal years beginning on or after January 1, 2013. Early adoption is permitted.

IFRS 11 “Joint Arrangements”

On May 12, 2011, the IASB issued IFRS 11 “Joint Arrangements”, which provides for a more realistic treatment of joint arrangements and focuses on the rights and duties derived therefrom and not on their legal form (as it currently does). IFRS 11 is applicable to fiscal years beginning on or after January 1, 2013. Early adoption is permitted.

IFRS 12 “Disclosure of Interests in Other Entities”

On May 12, 2011, the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”. IFRS 12 is a new standard that establishes requirements for the presentation of all forms of interests held in other entities, including subsidiaries, joint arrangements, associates and non-consolidated structured entities. IFRS 12 is applicable to fiscal years beginning on or after January 1, 2013. Early adoption is permitted.

IFRS 13 “Fair Value Measurement”

In May 2011 the IASB issued IFRS 13 “Fair Value Measurement”, which is applicable to fiscal years beginning on or after January 1, 2013. Early adoption is permitted.

IFRS 13 establishes a single structure for fair value measurement when this is required under other regulations. This IFRS is applicable both to financial and non-financial elements that are measured at fair value.

Fair value is measured as the price that would be received to sell an asset or paid to transfer a liability in an ordinary arm’s-length transaction at the measurement date.

IAS 27 (revised) “Separate Financial Statements”

On May 12, 2011, the IASB issued IAS 27 (revised). The revised standard introduces changes into separate financial statements which arise from the inclusion of modified control criteria under new IAS 10. These changes are applicable to fiscal years beginning on or after January 1, 2013. Early adoption is permitted.

52

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

IAS 28 (revised) “Investments in Associates and Joint Ventures”

On May 12, 2011, the IASB issued IAS 28 (revised). The revised standard includes the requirement that joint ventures, as well as associates, must be accounted for using the equity method after the issuance of IFRS 11. The revised standard is applicable to fiscal years beginning on or after January 1, 2013.  Early adoption is permitted.

Modifications to IFRS 1: “First-Time Adoption of International Financial Reporting Standards”

On May 17, 2012 the IASB issued a modification of IFRS 1 “First-Time Adoption of International Financial Reporting Standards” as part of its 2009-2001 annual improvement cycle. This amendment makes it clear that an entity may opt for the adoption of IAS 23 “Borrowing Costs” whether as from the transition date or from an earlier date. As from the date when IAS 23 is adopted by an entity, interest costs under the Argentine GAAP will not be reclassified. The amendment will apply to fiscal years beginning on or after January 1, 2013. Early adoption is permitted.

IAS 19 “Employee Benefits”

In June 2011, the IASB issued IAS 19 “Employee Benefits”, applicable to fiscal years beginning on or after January 1, 2013. Early adoption is permitted.

The amendment to IAS 19 eliminates the option to differ the recognition of actuarial profits and losses in the measurement of defined benefit plans, which implies that all such differences will be recognized under Other Comprehensive income. The application of this amendment will not have any impact on the results of the Company.

IAS 1 “Presentation of Financial Statements”

In June 2011, the IASB modified IAS 1 “Presentation of Financial Statements”,  applicable to fiscal years beginning on or after July 1, 2012. Early adoption is permitted.

Modified IAS 1 improves the presentation of items included in the Statement of Comprehensive income, classifying them by nature and categorizing them into items that upon the satisfaction of the required conditions will be reclassified into the Statement of Comprehensive income for subsequent periods and those that will not be so reclassified.

IAS 32 “Financial Instruments: Presentation”

In December 2011 the IASB amended IAS 32 “Financial Instruments: Presentation”; this modification is applicable to fiscal years beginning on or after January 1, 2014. Earlier adoption is authorized. The amended IAS 32 provides guidance on matters relating to the offsetting of financial assets and liabilities.

The adoption of rules and interpretations or amendments to the rules mentioned in previous paragraphs has had no significant impact on the Company’s financial statements.

53

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

In addition to IFRS 9 “Financial Statements”, IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Agreements” and IFRS 12 “Statement of interests in other companies”, which have been applied in advance since the transition date, the Company has not chosen to apply in advance any other rule or interpretation allowed by IASB.

2.3	Segment Reporting

Segment reporting is presented on a consistent basis with internal information provided to the Chief Operating Decision Maker (CODM). The CODM is responsible for the allocation of resources and establishing the performance of the entity’s operating segments, and has been identified as the body that implements the Company’s strategic decisions.

The Company examines operating segments on a consolidated basis, and therefore provides information thereon in Note 7 to the consolidated financial statements and Note 7 of this Annex.

2.4	Foreign Currency Conversion

2.4.1	Functional Currency and Currency of Presentation

The items included in the Company’s financial statements are measured in the currency of the major economic environment where the entity operates (the “functional currency”), which is the Argentine peso, according to the criterion established IFRS 21. The consolidated financial statements are presented in thousands of Argentine pesos, which is the Company’s currency of presentation.

2.4.2	Foreign-Currency Denominated Transactions and Balances

Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing on their respective dates. Any profits and losses from exchange differences derived from each transaction and upon the conversion of foreign-currency denominated monetary assets and liabilities at the end of the fiscal year are recognized as income for the fiscal year.

2.5	Revenue Recognition

Revenues are recognized at fair value of the consideration received or to be received, taking into account the estimated amount of any discounts, bonuses or commercial rebates that may be granted by the Company.

The Company recognizes sales revenues on the basis of gas delivered or liquid and its transportation and distribution, if applicable, to customers, including any estimates of gas amounts delivered but not billed yet at the end of each fiscal year or period. Revenues related to the tariff increases established under Resolution No. 2,407/12 as explained in Note 1.3.2 are recognized at the time they are accrued for billing to customers.

Effectively delivered amounts have been determined on the basis of purchased gas volumes and other data.

Also, MetroGAS, through its subsidiary MetroENERGÍA S.A., acts in certain transactions as a natural gas marketing agent on behalf and for the account of producers and/or third parties and receives a fee that is recognized as a revenue in the consolidated income statement.

54

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

2.6	Properties, Plant and Equipment

As of the transition date, the Company has elected to consider the cost of Properties, plant and equipment as an deemed cost, which is restated in constant currency in accordance with the method used before the adoption of IFRS (Argentine GAAP).

The cost of Properties, plant and equipment balances includes the following:

In respect of assets received at the time the License was granted, the overall transfer value as defined in the Contract of Transfer has been taken for Argentine GAAP purposes as the original value of fixed assets, which arises as the counterpart of any contributions made and any restated transferred liability.

On the basis of a special work conducted by independent experts in 1993, the overall original value referred to in the preceding paragraph has been allocated to the different asset categories included therein, assigning them a useful life equivalent to the remaining years of service as estimated by the Company based on the type of asset, state of repair and any renewal and maintenance plans related thereto.

Any assets acquired after the date when the License was granted have been valued at their purchase cost, except in the case of distribution networks built by third parties (various associations and cooperatives), which were valued, at amounts equivalent to a specified number of cubic meters of gas decided by the ENARGAS determined to compensate to those third parties.

Any subsequent costs (larger maintenance works and reconstruction costs) are included in the value of assets or recognized as a separate asset, as the case may be, only if there is a probability that any future benefits associated with the respective assets will flow to the Company, and the costs involved may be reliably measured and the condition of assets will be improved by the investment with respect to its original condition. Any other maintenance and repair expenses are recognized as income for the fiscal year in which they are incurred.

Any work in progress is valued based on the degree of progress. Works in progress are shown at cost minus any loss from impairment, if applicable. Costs include any expenses attributable to construction, including the cost of any loans capitalized under IFRS, where such expenses are part of the cost incurred for purposes of purchasing, building or producing a piece of Properties, plant and equipment that requires of necessity a considerable period of time until being fit for use. Financial costs cease to be capitalized when the respective asset is substantially completed or suspended, in case the development thereof is in this latter condition. Any costs attributable to activities conducted for the planning, execution and control of investments in Properties, plant and equipment are charged to assets by the Company. Depreciation of these assets begins when they are economically fit for use.

As explained in Note 1.3.1 of this annex, a substantial portion of the assets transferred by Gas del Estado have been defined under the License as “Essential Assets” for the provision of the licensed service and are subject to restrictions and limitations.

Depreciation, based on a principle involving components, is calculated on a straight line basis during the useful life of assets, as detailed below for the major components of Properties, Plant and Equipment:

55

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

		Estimated useful life
•	Medium and low pressure ducts and networks	42-50
•	High pressure branch lines	45
•	Pressure regulation and measurement stations	25
•	Facilities for consumption measurement	20
•	Other technical facilities	15
•	Information and telecommunications systems	5
•	Buildings and civil constructions	50
•	Machinery, equipment and tools	5-15
•	Vehicles	5-10
•	Furniture and fixtures	10

Land is not subject to depreciation. The residual value and useful life of assets are reviewed and adjusted if applicable, not less frequently that at the end of each fiscal year.

Income from sales of Properties, plant and equipment are accounted for when any significant risks and benefits have been transferred to the purchaser. Income from sales is determined by a comparison of any amounts received, net of direct selling expenses, and the carrying value of the asset, and is recognized under other operating expenses and income in the consolidated statement of comprehensive income.

The Company examines the recoverability of its long term assets annually or upon the occurrence of events or changes in circumstances that may be a possible indication of impairment of those assets with respect to their recoverable value, which is measured as use value at the end of the fiscal year.

Use value is determined on the basis of projected and discounted cash flows with the use of discount rates that reflect the time value of money and any specific risks involved in the assets under consideration.

Cash flows are prepared on the basis of estimates of the future behavior of certain sensitive variables for the determination of recoverable value, including: (i) nature, opportunity and form of tariff increases and recognition of cost adjustments; (ii) projected gas demand; (iii) evolution of costs to be incurred; and (iv) macroeconomic variables such as growth rates, inflation rates, exchange rates, among others.

When the carrying amount of an asset is higher than its estimated recoverable value, the carrying amount thereof is reduced to its recoverable value as described in Note 2.9 to this annex.

Notwithstanding the current economic and financial condition described in Note 1 of this annex, the Company has prepared its projections in the understanding that it will be granted tariff improvements adapted to the prevailing circumstances. The Company, however, is not able to give any assurance that the future behavior of the premises it used to prepare its projections will be in line with its estimates, and consequently those premises may differ significantly from any estimates and assessments made as of the date of preparation of these consolidated financial statements. See Note 3 – Key accounting estimates and judgments in this Annex.

56

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

2.7	Investment Properties

Investment Properties includes certain properties that the Company keeps in order to obtain revenues from long-term rent and also from the appreciation thereof, and which are not currently occupied by the Company for its own operations.

The Company has adopted the cost method for all its investment properties. Therefore, investment properties is recorded at cost, less accumulated depreciation and impairment, if any.

Under the cost method, an investment properties is impaired if its book value exceeds its recoverable value. When the individual components of investment properties have different useful lives, they are separately accounted for and depreciated. Any costs incurred subsequent to initial recognition are included into the carrying amount of the relevant asset or recognized as a separate asset, as it may correspond, only if there is a probability that such costs will generate an economic benefit for the Company in the future and such benefit can be reliably measured. These costs may include the cost of improvement or of replacement of parts which meet capitalization requirements. The carrying amount of any replaced part is derecognized.

Investment property is recorded at cost less any accumulated depreciation and any accumulated impairment loss.

2.8	Impairment test of non-current assets

The Company reviews the book value of its property, plant and equipment and investment properties at the closing date of each fiscal year in order to determine whether there is any indication that such assets may not be recoverable.

The impairment policy for non-current assets is described in Note 3 Key accounting estimates, in this annex.

2.9	Financial Assets

The Company has adopted IFRS 9 as from the transition date, since this accounting principle provides for relevant disclosures of more reliable information so that users may evaluate figures, time and uncertainty of future cash flows.

2.9.1	Classification

The Company classifies financial assets into the following categories: assets which are measured at their fair value and assets which are measured at their amortized cost. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two criteria described below must be met; otherwise financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

a)	Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:

57

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

i)	the objective of the Company’s business model is to hold the assets to collect the related contractual cash flows; and

ii)	the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on its outstanding amount.

As of December 31, 2012 and January 1, 2012, the Company’s financial assets measured at their amortized cost are cash and cash equivalents, trade receivables and other receivables.

b)	Financial assets at fair value

If either of the two criteria mentioned above is not met, financial assets are measured at fair value through profit or loss.

As of December 31, 2012 and January 1, 2012, the Company’s financial assets measured at their fair value through profit or loss are mainly mutual funds.

2.9.2	Recognition and Measurement

The regular purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

Financial assets are initially recognized at their fair value plus, in the case of financial assets not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition thereof.

2.9.3	Impairment of Financial Assets

At the end of each year, the Company assesses whether there is objective evidence that the value of a financial asset or group of financial assets measured at amortized cost is impaired. The value of a financial asset or group of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Impairment tests may include evidence that the debtors or group of debtors are undergoing significant financial difficulties, have defaulted on interest or principal payments or made them after they had come due, the probability that they will enter bankruptcy or other financial reorganization, and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in payment terms or in the economic conditions that correlate with defaults.

The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the consolidated statement of net comprehensive income. As a practical suggestion, the Company may measure the impairment on the basis of the fair value of an instrument using an observable market price. If in a subsequent period the amount of the impairment loss decreases, and such decrease is objectively related to an event occurring after impairment recognition (such as, for example, an upgrade of the debtor’s credit rating) the previously recognized impairment loss is reversed to the extent of the decrease in the consolidated statement of net comprehensive income.

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METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

2.9.4	Offsetting of Financial Instruments

Financial assets and liabilities are offset, and the net amount reported in the balance sheet, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.10	Trade Receivables and Other Receivables

a)	Trade receivables

Any receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each financial year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method less any impairment. Interest income is recognized applying the effective interest rate, except for such accounts receivable in a short term in case that recognition of the interest is not substantial.

Trade receivables include any services rendered but unbilled at the end of the financial year.

The so called “PURE” receivables correspond to the Gas Rational Use Program, which is a program whereby consumers are encouraged to use less energy by receiving benefits and or penalties in case they exceed a certain level of consumption. Any credit balance in Trade and other receivables correspond to compensations net of additional charges due to excess consumption to be billed.

Trade receivables are recorded net of the allowance for doubtful accounts, which is based on a recoverability analysis made by the Company.

b)	Other receivables

Other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of the money. The Company records a provision for impairment when there is objective evidence that the Company will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

2.11	Cash and Cash Equivalents

In the consolidated statement of cash flows, cash and cash equivalents include cash on hand, demand deposits with banks and other short-term highly liquid investments with original maturities of three months or less as from their date of acquisition.

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METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

2.12	Trade Payables and Other Accounts Payable

a)	Trade payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The line items “Trust Funds” and “Trust Funds Decree No. 2,407” within this account include collected amounts which deposit was pending at the end of each year corresponding to any charges under Note 1.3.7. and 1.3.2 of this annex, respectively.

b)	Other accounts payable

The other liabilities are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

2.13	Financial Debts
Financial debts are initially recognized at fair value, net of costs incurred in the transaction. Subsequently, they are measured at amortized cost. Any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

2.14	Borrowing Costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets, which are those assets that take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of such assets until such time as they are in condition to be used or sold.

All other borrowing costs are recognized as an expense in the period in which they are incurred.

2.15	Income Tax and Minimum Presumed Income Tax

The income tax expense for the year is comprised of the current tax and the deferred tax. Income tax is recognized in the statement of comprehensive income, except to the extent that the tax relates to items recognized in other comprehensive income or directly in equity, in which case, the income tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws in effect or which are substantially approved as of the end of each year. The Company records provisions on the basis of the amount expected to be paid to tax authorities.

Income tax is recognized applying the deferred tax method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts. The deferred tax is determined using the tax rate in effect or substantially approved at the end of each year, and is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets are recorded when the existence of future taxable income against which temporary differences may be offset is possible.

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ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

A deferred tax is determined on temporary differences arising from investments in subsidiaries, except where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the reversal will not occur in the foreseeable future.

Argentine entities are subject to Minimum Presumed Income Tax (“MPIT”). Pursuant to tax laws currently in effect, an entity is required to pay the higher of the income tax or the MPIT. The Company creates a provision for MPIT for each individual entity by applying the current rate of 1% and based on each company’s taxable assets at year-end, as defined under Argentine laws. Should the MPIT exceed the income tax, such excess may be computed as a payment on account of any future income tax payable during a period of 10 years. When the Company believes that it is possible that the MPIT charge will be used as an advance payment of the income tax obligation, the Company records the MPIT as a current or noncurrent receivable, as applicable, under Advance payments in the balance sheet, otherwise it charges the MPIT to profit or loss under “Income tax” in the statement of comprehensive income.

2.16	Salaries and Social Security

Severance payments are made upon termination of employer-employee relationship by decision of the employer before the corresponding retirement date, or upon an employee voluntarily accepting his retirement in change of a compensation payment. The Company recognizes severance payments when it undertakes to terminate the labor relationship by creating a formal program without retirement, or to pay compensation as part of a proposal aimed at encouraging voluntary retirements.

Bonus granted to employees are recorded as a liability and expense due to bonus payments under the terms and according to the standards set forth by the Company for certain managers and officers. A provision is created when the Company is required under the contract or when past practices reflect that the Company is impliedly required to act accordingly.

The Company has no specific contribution plans and does not make any payment based on shares.

2.17	Reorganization Liabilities

The reorganization liabilities include any liabilities subject to the reorganization proceeding filed by the Company on June 17, 2012, as detailed under Note 1.1 of this Annex. Liabilities were valued at their nominal value incorporating, when applicable, financial interest accrued until the date of filing of the reorganization proceeding, on which, according to Article 19 of the Argentine Bankruptcy Law, interest ceased to accrue.

Since the judicial approval of the reorganization proposal, the reorganization debt includes all outstanding verified and admissible debts owed to unsecured and secured creditors.

2.18	Provisions

Provisions are recognized when the Company in respect of a present obligation undertaken by it, whether legal or constructive, arising as a result of a past event, believes that an outflow of resources will be necessary to pay it, and when a reliable estimation can be made in respect thereof.

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METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

The amount recognized as provision is the best estimate of the expenditure required to settle the present obligation, at the end of the reporting period, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

Provisions have been created and included in liabilities in order to face any contingency which could originate future payment obligations. To estimate their amount and the likelihood of an outflow of resources, the opinion of the Company’s legal advisors has been taken into account.

2.19	Leases

An agreement is or includes a lease depending on the nature of the agreement at the time of its execution, if performance thereof depends on the use of one or more specific assets or if the agreement assigns the right to use the asset.

Those leases in which a significant portion of the risks and benefits deriving from ownership are kept by lessor are classified as operating leases. As of December 31, 2012, the Company has only lease agreements that are classified as operating leases.

a.	As lessee

Operating lease payments are recognized as operating expenses in the statement of comprehensive income on a straight-line basis throughout the term of the lease.

b.	As lessor

Those leases in which the Company does not transfer substantially all the risks and benefits inherent to the ownership of the asset are classified as operating leases.

Operating lease collections are recognized as income in the statement of comprehensive income on a straight-line basis throughout the term of the lease.

2.20	Balances with Related Parties

Receivables and liabilities with related parties are initially recognized at fair value and subsequently measured at amortized cost in accordance with the terms agreed upon by the parties involved.

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METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

2.21	Shareholders’ Equity

Items included in shareholders’ equity are valued pursuant to accounting principles in effect on the transition date. Changes in shareholders’ equity have been recorded in accordance with shareholders’ resolutions and legal rules and regulations, and even when any such items would have reflected a difference balance in case IFRS had been applied in the past.

a)	Capital stock and adjustment to capital stock

Capital stock is composed of contributions made by shareholders and represented by shares, and comprises outstanding shares at their par value. Capital stock has been recorded at its nominal value and any adjustment arising from monetary restatements made in accordance with Argentine GAAP on the transition date to the IFRS is recorded under Adjustment to capital stock.

In accordance with Argentine GAAP in force before the implementation of the IFRS, equity items were restated to reflect the effects of changes in currency purchasing power until March 1st, 2003, following the restatement method set forth by Technical Resolution No. 6 issued by the Argentine Federation of Professional Councils in Economic Sciences. As from such date on, and in compliance with Decree No. 664/03 issued by the Argentine Executive Power, the Company discontinued the preparation of financial statements in constant currency.

b)	Legal reserve

In accordance with the provisions of the Argentine Companies Law No. 19,550, the Company has to appropriate to the legal reserve no less than 5% of the sum of net income for the year, prior year adjustments, transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until such reserve reaches 20% of the Capital Stock plus Adjustments to capital stock. As of December 31, 2012 and January 1st, 2012, the legal reserve is fully funded.

2.22	Earnings (Losses) Per Share

Basic earnings (losses) per share are calculated by dividing the gain attributable to the controlling interest of the equity instruments of the company, by the weighted average number of common shares outstanding during the period, excluding treasury stock purchased by the Company.

As of the date of issuance of these consolidated financial statements, MetroGAS has not issued equity instruments which give rise to potential common shares. As a result, the calculation of diluted net loss per share coincides with the calculation of the basic net earnings (loss) per share.

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METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

3.	KEY ACCOUNTING ESTIMATES AND JUDGMENTS

Significant accounting policies of the Company are described in Note 2. Not all significant accounting policies require that the Company applies subjective criteria or complex estimates. The following section provides an understanding of the policies that the Company considers critical given their degree of complexity or the criteria or estimates involved in their application and their impact on the consolidated financial statements. Those criteria include forward-looking assumptions or estimates. Actual results may differ from these estimates.

For a better understanding of the manner in which the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, and how sensitive those judgments are in respect of different variables and conditions, comments have been included in relation to each critical accounting policy described below:

a)	Impairment of properties, plant and equipment;

b)	Recognition of revenues and trade receivables;

c)	Provisions;

d)	Deferred income tax and minimum presumed income tax;

e)	Application of IFRIC 12 “Service Concession Arrangements”.

3.1	Impairment of properties, plant and equipment

The Company reviews the book value of its properties, plant and equipment as of the date of closing of each fiscal year in order to detect any indication that such assets may not be recoverable. Also, the Company assesses the book value of its long term assets based on the recovery value thereof from time to time, when any events or change of circumstances indicate that the carrying value of an asset is not recoverable. Indications of impairment to be observed in this analysis include, among others, any existing physical damage to or significant changes in the use of assets, deterioration in the expected level of asset performance or a significant drop in revenues. When an asset ceases to generate cash flows independently from other assets, the Company estimates the recoverable amount of the cash generating unit that the asset belongs to. Given the nature of the Company’s business and the assets that form the infrastructure for the provision of the public service involved in natural gas distribution, a substantial portion of the Company’s individual assets do not generate independent cash flows and consequently MetroGAS believes that the assets included in properties, plant and equipment are one cash generating unit (CGU).

If the recoverable amount of the assets of this CGU is exceeded by their carrying amount, the carrying amount of the respective asset or CGU is reduced to its recoverable amount. Impairment losses are immediately recognized in the statement of comprehensive income.

The recoverable amount is determined on the basis of projected and discounted cash flows, applying discount rates that reflect the time value of money and the specific risks involved in the assets under analysis.

The Company believes that its accounting policy in relation to long term asset impairment is a “critical accounting policy” for the reasons set forth below:

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METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

1)
The current economic and financial condition of MetroGAS, referred to in Note 1 of this annex, given the current situation about tariffs and cost increases, is highly likely to experience changes from one period to the next as it requires MetroGAS to make certain estimates and assumptions (such as future revenues and cost of revenues) to determine their recoverable amount; and

2)
A recognition or reversion of an impairment or recoverable amount has a significant impact on the assets disclosed in the Company’s consolidated financial statements and results of operations. Estimated future revenues require that the Company form essential judgments, as actual revenues have experienced in the past and are expected to continue experiencing fluctuations, in particular due to the currently pending rate renegotiation process.

3.1.1	Impairment test for the fiscal year ended on December 31, 2012

The Company has identified indicators of impairment and conducted an impairment test on its properties, plant and equipment for the fiscal year ended on December 31, 2012, in accordance with IFRS. On the basis of such test, the carrying amount of properties, plant and equipment items was compared with the current value of the future cash flow to be generated by such assets. This estimation was made using a probability approach. As the estimation of the discounted future cash flow exceeds the carrying amount of such assets, the Company determined that they had not suffered an impairment.

With respect to material estimates used for the conduct of the above tests, and taking into account (i) the nature, opportunity and extension of the rate renegotiation process with the Argentine Government, (ii) the erosion of operating profits resulting from increased operating costs, (iii) an analysis of how current results compare to projections for former periods, (iv) the experience of Gas Natural Fenosa, another gas distribution company acting in the Buenos Aires metropolitan area (the major gas market in Argentina), whose renegotiation agreement was approved by the Argentine Executive on April 10, 2006 (and consequently implemented by ENARGAS on April 9, 2007 and October 10, 2008), and has now begun a review of its overall tariff, and (v) the status of current negotiations between MetroGAS and the Argentine Government, three different scenarios have been contemplated using a probability approach pursuant to which the probable occurrence of each of them was examined. As described below, different assumptions were adopted for each scenario and then a probability of occurrence was assigned to each projected cash flow based on current objective information. In addition, all cash flow projections have been prepared bearing in mind the remaining term of the License, without considering any extension, which does not exceed the residual useful life of Properties, plant and equipment.

The most relevant premises adopted for the preparation of estimated cash flows by the Company are described below:

i.	Rate increases: projections were made by the Company based on an assumption of gradual rate increases from 2013 to 2018 up to rates significantly higher than current peso denominated rates.

ii.	Inflation rate: stable levels have been assumed, consistent with the levels observed at the end of the fiscal year.

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METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

iii.	Exchange rate: a 10% depreciation of the Argentine peso with respect to the U.S. dollars has been assumed.

Significant estimates concerning the different scenarios in relation to cash flows and the probability of occurrence of each of them are summarized below:

•
Basic scenario: For this cash flow it was assumed that rate levels similar to those currently applied by Gas Natural Fenosa will be reached, and then gradually increased so that the Company’s average historical tariffs will be reached. This cash flow scenario has been assigned a probability of occurrence of 66.5%.

•
Pessimistic scenario: For this cash flow it was assumed that rate levels only similar to those currently applied by Gas Natural Fenosa will be reached, followed by an integral tariff revision. This cash flow scenario has been assigned a probability of occurrence of 10.0%.

•
Optimistic scenario: For this cash flow it was assumed that rate levels will have been gradually achieved by 2018, and that those levels will bear to regional tariffs in South America, specially Brazil and Chile, the same proportion as in 2001. This cash flow scenario has been assigned a probability of occurrence of 23.5%.

The probability of occurrence of each cash flow scenario is based on: (a) the recent experience of Gas Natural Fenosa, another gas distribution company acting in the Buenos Aires metropolitan area (the major gas market in Argentina); as mentioned above, this company not only subscribed a renegotiation agreement with the Argentine Government but also had its new tariff approved by ENARGAS, and is now able to bill its distribution services under the new rates; (b) the current regulatory framework, including the Gas Law and above mentioned regulations on gas rates; (c) recent ENARGAS Resolution No. 2,407/12, which established a new charge representing a rate increase of around 54% as from December 2012; and (d) renegotiation agreements signed by all other gas distribution companies, with the exception of the Company and another gas distributor; these agreements enable the parties thereto to begin a full tariff review and establish (i) a semi-annual tariff review in order to adjust rates to the general cost variation index when this index varies by more than 5%, and (ii) a five-year review similar to the five-year review originally established in MetroGAS license.

The impairment test conducted at transition date January 1, 2012, assumed premises similar to those described above, except for the bankruptcy scenario that it contemplated. As of December 31, 2012 that bankruptcy scenario has not been considered on account of the following reasons: (a) approval by creditors of the reorganization proposal under the Company’s reorganization proceedings; (b) approval by the court of the arrangement made with creditors; (c) beginning of an effective rate increase based on ENARGAS Resolution No. 2,407/12 referred to above; and (d) an agreement with YPF for the purchase of Gas Argentino S.A. shares owned by BG; as of December 31, 2012 this company was the controlling shareholder and held a 70% interest.

3.2	Revenue recognition and trade receivables

Revenues are recognized on an accrual basis upon delivery to customers. This includes estimates of delivered gas or liquids amounts not yet billed at the end of each fiscal year, its transportation and distribution, if applicable. Amounts effectively delivered are estimated on the basis of purchased volumes and other historical data. Revenues related to the tariff increases established under Resolution No. 2407/12 as explained en Note 1.3.2 are recognized at the time they are accrued for billing to customers.

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METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

The Company is exposed to bad debt losses. The allowance for doubtful accounts is created on the basis of estimated payments received by the Company. While the Company uses available information to make such estimations, these provisions may possibly have to be adjusted in the future if future economic conditions differ substantially from the assumptions used in their preparation. The relevant charge is shown under selling expenses; no adjustments are made to trade receivables. In order to estimate the allowance for doubtful accounts, the Company permanently assesses the amount and nature of any trade receivables, including the age thereof and users’ financial condition.

3.3	Provisions

The Company has certain contingent liabilities in relation to actual or threatened claims, lawsuits and other proceedings. A liability is accrued by MetroGAS when future costs are likely to be incurred and they may be reasonably estimated. Such accrual is based on MetroGAS estimates made according to available information and on the opinion of legal counsel.

3.4	Deferred income tax and minimum presumed income tax

The Company establishes the accounting charge for the income tax according to the deferred tax method, which considers the effect of temporary differences resulting from the various bases for measuring assets and liabilities under accounting and tax criteria and the tax loss carried forward and unused tax credits which may be deducted from future tax gains, computed at the current tax rate, which at present amounts to 35%.

In addition, the Company determines the Minimum Presumed Income Tax (MPIT) by applying the current rate of 1% of assets to be considered at the close of every fiscal year. This tax is complementary of the income tax obligation. This tax is determined by application of an effective 1% rate on the tax basis of certain assets. The final amount to be paid will be the higher of income tax or minimum presumed income tax. However, if minimum presumed income tax is higher than income tax for any fiscal year, the excess amount may be computed as a payment on account of any excess income tax over minimum presumed income tax that may arise for any of the ten subsequent fiscal years.

The Company evaluates the recoverability of deferred income tax and MPIT taking into account the probability that some or all deferred tax assets or claims may not be realized. For purposes of this evaluation, the Company considers the scheduled reversion of deferred income tax liabilities, projected future tax profits, tax planning strategies and any objective evidence of recovery.

3.5	Application of IFRIC 12 “Service Concession Arrangements”

Interpretation No. 12 “Service Concession Arrangements” (IFRIC 12) establishes some accounting guidelines for private entities that provide public services under a service concession agreement or similar arrangement. IFRIC 12 is applicable to license holders depending, among other things, on the extent to which the grantor controls or regulates the services and any significant residual interest in the assets at the end of the term of the arrangement.

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METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

Considering that IFRIC 12 establishes general guidelines and principles, judgment is required to determine whether it is applicable due to the specific nature of each service concession or license and the complexity inherent in the different notions included in its interpretation.

The Company has examined the nature and terms and conditions currently in effect under its natural gas distribution License and the guidelines established by IFRIC 12. On the basis of such analysis, the Company concluded that its license is outside the scope of IFRIC 12, primarily because of the features of its license renewal, which give a result similar to the possible outcome of a perpetual right for the operation of infrastructure. In this same respect and coincidentally, the CNV issued Resolution No. 613 on December 20, 2012, which sets forth the reasons and grounds on which in its opinion natural gas transportation and distribution services concession holders and their controlling entities are not within the scope of IFRIC 12.

4.	FINANCIAL RISK MANAGEMENT

4.1	Financial Risk Factors

The Company has in place several financial risk management policies that enable it to mitigate its exposure to the market risks involved in its business activity (including risks associated to fluctuations in exchange rates, interest rates and the price of the products sold by it), credit risk and liquidity risk.

4.1.1	Market Risk

a)	Exchange Risk

The Company is primarily exposed to fluctuations in U.S. dollar (U$S) – Argentine peso (Ps.) rate of exchange.

In accordance with the Public Emergency Law, enacted in January 2002, the rates charged by the Company for its natural gas distribution services have been translated to Argentine pesos at a rate of Ps. 1.00 = U$S 1.00, although the peso has been devalued with respect to the U.S. dollar. Most Company revenues are denominated in pesos.

On the other hand, the Company’s U.S. dollar denominated financial debt amounted to U$S 260,733 thousand as of December 31, 2012, and to a nominal U$S 314,553 thousand nominal amount after restructuring.

As of December 31, 2012, the Company’s net monetary liabilities amounted to U$S 255,230 thousand. The Company estimates that after restructuring and considering the accounting value of debts, each 10% increase or decrease of the Argentine peso – U.S. dollar exchange rate would give rise to a Ps. 75 million loss or profit before taxes. This is a hypothetical sensitivity analysis, as the real impact of such fluctuations might differ significantly and change in the course of time.

b)	Interest Rate Risk

MetroGAS has a limited exposure to risks associated with interest rate fluctuations, because 100% of its financial indebtedness bears interest at a fixed rate.

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METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

On the other hand, the Company seeks to conduct financial transactions with top-level entities; these transactions include demand deposits and mutual fund investments. As of December 31, 2012, current investments in mutual funds and interest-bearing checking accounts amounted to Ps. 110,427 thousand. Such placements of funds bear interest at variable rates.

c)	Price Risk

The Company is not exposed to a commodity price risk in its gas distribution segment because the rates currently charged by MetroGAS to its customers are subject to regulation, and the regulatory framework contemplates a mechanism for the transfer of gas purchase costs to rates.

4.1.2	Credit Risk

Credit risk is the risk that a counterparty will default on its contractual obligations, with a consequent financial loss to the Company. This risk is primarily derived from economic and financial factors, or the possibility of a counterparty’s default or more strictly technical, commercial or administrative factors.

As regards the credit risk involved in trade receivables derived from the Company’s commercial activities, this risk has been historically limited given the short term for collection from customers, which implies that no significant individual amounts are accumulated. The Company has the power to cut supply in case of a customer’s failure to make payment; this tool is used and makes the process of credit risk assessment and control easier.

Allowances for doubtful accounts are recorded (i) for the exact amount of any claims representing an individual risk (risk of bankruptcy, customers involved in legal proceedings against the Company); (ii) for claims other than those described in (i), provisions are recorded for customer segments taking into account the age of claims and historical charges for uncollectible amounts. According to the policy currently in effect, the Company provides for 100% of any unpaid claims overdue for more than one year. Total overdue balances not covered by provisions for bad debts amount to Ps. 26,813 thousand as of December 31, 2012, and to Ps. 52,101 thousand as of January 1, 2012.

The Company has a wide range of customers, including residential, commercial, industrial – small and big – customers and governmental entities.

Also, credit risk affects cash and cash equivalents, and bank and financial entity deposits, the Company do its financial operations in first rate entities.

The Company’s maximum exposure to credit risk as of December 31, 2012, broken down by type of financial instrument, is detailed below:

	Maximum exposure as of
	12.31.12	01.01.12
Cash and cash equivalents	153,208	207,278
Trade receivables and other receivables	262,821	237,729

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METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

As of December 31, 2012, the allowance for doubtful accounts amounts to Ps. 15,447 thousand. This provision represents the best Company’s estimate of losses incurred in relation to trade receivables.

Note 11 of this Annex details the aging of trade and other receivables.

4.1.3	Liquidity Risks

Liquidity risk represents the Company’s inability to meet its short and long-term financial commitments.

At present the Company’s liquidity is one of the main items on which Management’s attention is focused, due to the difficulties that the Company is going through. The absence of rate increases, constantly increasing operating costs and the lack of certainty as to the effective implementation of rate increases are factors that have a direct impact on MetroGAS liquidity.

During 2012, MetroGAS decided to modify the terms of payment for gas producers and no assurance may be given as to when this may be modified in the future. Consequently, as of December 31, 2012 MetroGAS recorded a negative working capital of Ps. 28,440 thousand under IFRS.

MetroGAS continues to encourage negotiations in an attempt to reach an agreement that may contemplate tariff arrangements so as to restore the feasibility of its business. If current circumstances continue, the Company has contemplated a number of actions to be taken in order to mitigate the impact of its financial condition, including to:

•	Bring claims for rate increases (including the transfer thereto of any municipal taxes) before Argentine authorities;
•	Make efforts to achieve a strict cash management and expense control;
•	Demand additional capital contributions from Company shareholders;
•	Renegotiate payment terms with major suppliers and Trusts Funds; and
•	Obtain funding from third parties.

In spite of the fact that the Company is already taking some of the actions referred to above, its future remains uncertain.

In the table below the maturities of financial liabilities as of December 31, 2012 are detailed:

	12.31.12
	Due Date
	Past Due	Without due date	Becoming due
	From 0 to 1 years		From 0 to 1 years	More than 1 year	Total
Financial liabilities
Commercial creditors and other accounts payable	144,805	2,047	198,614	-	345,466
Salaries and social security	-	-	49,286	-	49,286
Income tax and minimum presumed income tax (“MPIT”) liability	-	-	10,271	-	10,271
Taxes payable	-	-	55,798	8,996	64,794
Total	144,805	2,047	313,969	8,996	469,817

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METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

The above table does not include the reorganization debt that was restructured on January 11, 2013.

4.2	Capital Risk Management

The main goal of the Company’s capital management is to preserve credit quality and capital ratios so as to be able to sustain its business and maximize value for its shareholders.

5.	FINANCIAL INSTRUMENTS BY CATEGORY

The tables below show the amounts carried for financial assets and financial liabilities by category of financial instrument, and a reconciliation with the line shown in the balance sheet, as it may correspond.

Financial assets and liabilities as of December 31, 2012:

	Financial assets carried at amortised cost	Financial assets at fair value through profit or loss	Total financial assets
Trade receivables and other receivables	262,821	-	262,821
Cash and cash equivalents	42,781	110,427	153,208
Total	305,602	110,427	416,029
	Financial liabilities carried at amortised cost	Financial liabilities at fair value	Total financial liabilities
Reorganization liabilities	1,429,301	-	1,429,301
Trade payable and other accounts payable	345,466	-	345,466
Other taxes payable	64,794	-	64,794
Salaries and social security	49,286	-	49,286
Income tax and minimum presumed income tax (“MPIT”)	10,271	-	10,271
Total	1,899,118	-	1,899,118

71

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

Financial assets and liabilities as of January 1, 2012:

	Financial assets carried at amortised cost	Financial assets at fair value through profit or loss	Total financial assets
Trade receivables and other receivables	237,729	-	237,729
Cash and cash equivalents	130,957	76,321	207,278
Total	368,686	76,321	445,007
	Financial liabilities carried at amortised cost	Financial liabilities at fair value	Total financial liabilities
Reorganization liabilities	1,319,615	-	1,319,615
Trade payable and other accounts payable	246,281	-	246,281
Other taxes payable	29,842	-	29,842
Salaries and social security	39,425	-	39,425
Income tax and minimum presumed income tax (“MPIT”)	15,657	-	15,657
Total	1,650,820	-	1,650,820

5.1	Determination of Fair Value

IFRS 9 defines the fair value of financial instruments as the amount obtainable from an exchange of a financial asset or from payment of a financial liability in an arm’s length transaction between knowledgeable, willing parties. All financial instruments recognized at fair value are assigned to one of IFRS 7 hierarchical levels, which are three. The initial basis for assignation is the “type of economic investment”. Pursuant to IFRS 7, the valuation methods used to determine fair value must maximize the use of observable data.

Fair-value measurement of MetroGAS financial instruments is classified according to the three levels established by IFRS 7:

- Level 1: Fair value is determined on the basis of observed prices in an active market for identical assets or liabilities that the Company may take as benchmark at the end of the fiscal year. An active market is a market with a high level of trading, and sufficient permanently available information on prices. As an observed price in an active market is the most reliable indicator of fair value, this price, if available, is always to be used.

- Level 2: Fair value is determined on the basis of observable information other than observed prices mentioned in Level 1 for financial asset or liabilities, whether directly (for instance, prices) or indirectly (for instance, derived from prices).

- Level 3: Fair value is determined through unobservable indicators and the company is required to develop its own hypotheses and premises. This is only allowed to the extent no market information is available. Any data included reflect the estimates that a market participant would take into account to set prices. The Company uses the best available information, including in-company data. MetroGAS does not have any financial instruments qualifying as Level 3 instruments.

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METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

6.	INTERESTS IN SUBSIDIARIES

The table below shows the Company’s consolidated controlling interest at December 31 and January 1st, 2012:

Directly controlled company	Percentage of capital stock and voting rights held
	12.31.2012	01.01.2012
MetroENERGÍA	95%	95%

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

MetroENERGÍA’s corporate purpose is to carry out purchase and sales transactions and/or transportation services of natural gas for its own account, on behalf of or in association with third parties.

At a General Ordinary Shareholders’ Meeting, dated April 26, 2013, BG Argentina SA and YPF Inversora Energética SA decided to maintain their commitment by means of which they have renounced for the collection of dividends for as long as the financial debt of MetroGAS S.A. arising as a result of the restructuring and/or refinancing of the outstanding debt is repaid and cancelled, pursuant to which the dividends approved shall be paid in full to MetroGAS major shareholder.

7.	SEGMENT REPORTING

Operating segments are reported in a manner consistent with the internal reporting prepared by the Managing Steering Committee.

The primarily segments operated by the Company relate to the provision of the service of distribution of gas and, through MetroENERGÍA, of commercialization and/or transportation of natural gas for its own account, on behalf of or, in association with third parties.

	12.12.31
	MetroGAS	MetroENERGIA	Eliminations	Total
	Distribution	Trading
Revenues	1,015,439	202,791	(8,711)	1,209,519
Gross profit	(101,143)	29,977	(19,554)	(90,721)
Income on investments in companies	20,294	-	(20,294)	-
Result before income tax	(238,338)	29,960	(19,556)	(227,934)
Income tax	59,592	(10,486)	-	49,106
Total comprehensive result for the period	(178,746)	19,474	(19,556)	(178,828)
Total assets	2,155,751	111,753	(47,002)	2,220,502
Total Liabilities	1,989,453	91,968	(28,206)	2,053,215
Interests in subsidiaries	18,796	-	(18,796)	-

73

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

8.	PROVISIONS

8.1	Turnover Tax (Province of Buenos Aires)

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the prices billed for those sales. In spite of the fact that the Province increased such tax rate and instructed MetroGAS to include the rate increase in the bills of the customers and to remit the revenues so collected to the Province, MetroGAS declined to follow those instructions on the basis of the agreement between the Province and the Argentine Government described above.

On December 22, 2005, through Resolution No. 907/05, the Tax Authority of the Province of Buenos Aires notified MetroGas the commencement of a Tax Determination Procedure for the fiscal periods 2001 through March 2003 claiming the payment of the amounts that would have been collected from customers, if the tax rate increase described above had been applied (currently it amounts approximately to Ps. 29 million, including penalties and fines). The Resolution was appealed on January 16, 2006, before the Tax Court of the Province of Buenos Aires.

On September 27, 2006, Ruling No. 112/06 [Fallo Plenario] of the Federal Tax Commission ratified the criterion followed by the Company and declined a motion to reopen the case [recurso de revision] filed by the Province of Buenos Aires on the basis of a case identical to MetroGAS. The Province of Buenos Aires filed an extraordinary appeal against such Ruling before the same Federal Tax Commission for its final resolution by the Argentine Supreme Court of Justice.

The Argentine Supreme Court of Justice granted the extraordinary motion but so far the case is still pending a final decision.

On March 3, 2008, through Resolutions No. 95/08, No. 96/08 and No. 97/08, the Tax Authority of the Province of Buenos Aires notified MetroGAS the Tax Determinations carried out for the fiscal periods January 2004 through October 2005. The claim is based on the increase of the tax rate described above and certain differences with respect to the determination of income and expense ratios. The amount claimed approximately amounts to Ps. 48 million, including penalties and fines. On March 27, 2008, those resolutions were appealed before the Tax Court of the Province of Buenos Aires, and to the date of these financial statements are still pending resolution.

In the event that MetroGAS should be finally compelled to pay for such amounts, the Company will request a reallocation of such tax rate increase to the tariffs paid by customers in compliance with the terms of the License.

At December 31, 2012 and January 1, 2012, the Company maintained a provision of Ps. 24,363 thousand and of Ps. 18,811 thousand, respectively, for any contingencies with respect to differences of determination of the income and expenses ratios.

8.2	Taxes, Rates and Contributions

Through Resolution No. 2,778/03, the ENARGAS decided that MetroGAS had collected excess amounts on account of taxes, rates and contributions from its customers of Ps. 3.8 million and set a fine of Ps. 0.5 million. The Company filed in due time a special appeal (recurso de reconsideración con alzada en subsidio) against ENARGAS Resolution and against the interest rate applied on the fine. As of December, 31, 2012 and January 1, 2012, the total amount demanded by the ENARGAS amounted to Ps. 24,464 thousand and Ps. 23,393 thousand, respectively, including penalties and fines, and recorded the respective provision.

74

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

8.3	Government of the City of Buenos Aires’ Fines – Works on Roads and Public Spaces

Law No. 2,634, published on January 25, 2008, and its Regulatory Decree No. 238/08 published on March 28, 2008, created and regulated a new regime for openings and/or breaks works on public spaces and roads within the City of Buenos Aires. The regime specifies the charges to pay for all works on public spaces and establishes that backfilling works have to be made by the Government of the Autonomous City of Buenos Aires, previous payment by those companies authorized to make any such works. Subsequently and effective November 1, 2009, the Government of the Autonomous City of Buenos Aires further modified the procedure to repair sidewalks and established that those companies that have proceeded to break up a public space shall be responsible for the complete repair and backfilling.

The Special Infractions and Misdemeanors Control Agency of the GCABA has imposed penalties on MetroGAS in several cases. The Company is filing the relevant disclaimers before the administrative authorities, and requesting the transfer to a court hearing minor cases to carry out the corresponding defenses at that stage, in order to obtain the declaration of unconstitutionality of the law, the unreasonableness of the infractions imposed and consistently the denial of those penalties. As of December 31, 2012 and January 1, 2012, the Company has created a provision of Ps. 6,290 thousand and Ps. 2,554 thousand, respectively.

8.4	Interpretative Disagreements with Regulatory Authorities

At the date of approval of these financial statements, The Company has several interpretative disagreements with the aforementioned regulatory authorities with respect to various legal issues. As of December 31, 2012 and January 1, 2012, the Company recorded provisions for any such disagreements of Ps. 9,941 thousand and Ps. 10,839 thousand, respectively.

75

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

9.	PROPERTIES, PLANT AND EQUIPMENT

	ORIGINAL VALUE					DEPRECIATION
MAIN ACCOUNT	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENTS	AMOUNT	ACCUMULATED AT END OF YEAR	NET BOOK VALUE 12-31-12	NET BOOK VALUE 01-01-12
Land	15,654	-	-	-	15,654	-	-	-	-	15,654	15,654
Building and civil constructions	70,185	-	-	-	70,185	24,893	-	1,305	26,198	43,987	45,292
High pressure mains	294,342	-	840	(93)	295,089	190,363	(15)	4,916	195,264	99,825	103,979
Medium and low pressure mains	1,774,133	-	69,629	(11,964)	1,831,798	572,478	(5,817)	41,130	607,791	1,224,007	1,201,655
Pressure regulating stations	65,087	-	41	(81)	65,047	39,951	(48)	2,102	42,005	23,042	25,136
Consumption measurement installations	352,062	-	5,098	(74)	357,086	163,778	(26)	13,368	177,120	179,966	188,284
Other technical installations	52,213	-	1,104	-	53,317	46,068	-	1,308	47,376	5,941	6,145
Machinery, equipment and tools	28,688	-	1,003	-	29,691	26,271	-	527	26,798	2,893	2,417
Computer and telecommunications equipment	190,870	-	14,060	(48)	204,882	159,287	(47)	9,266	168,506	36,376	31,583
Vehicles	10,986	-	-	-	10,986	9,197	-	759	9,956	1,030	1,789
Furniture and fixtures	5,466	-	-	-	5,466	5,460	-	2	5,462	4	6
Materials	21,388	26,708	(24,202)	(495)	23,399	-	-	-	-	23,399	21,388
Gas in pipelines	214	-	-	-	214	-	-	-	-	214	214
Work in progress	68,298	84,611	(69,848)	-	83,061	-	-	-	-	83,061	68,298
Subtotal	2,949,586	111,319	(2,275)	(12,755)	3,045,875	1,237,746	(5,953)	74,683	1,306,476	1,739,399	1,711,840
Distribution network extensions constructed by third parties	68,447	-	2,580	(17)	71,010	15,796	(7)	1,407	17,196	53,814	52,651
Offsetting item for distribution network extensions	(6,042)	-	(305)	-	(6,347)	(796)	-	(138)	(934)	(5,413)	(5,246)
Allowance for obsolescence of materials	(1,035)	(440)	-	106	(1,369)	-	-	-	-	(1,369)	(1,035)
Allowance for disposal of fixed assets	(6,694)	(4,851)	-	6,044	(5,501)	-	-	-	-	(5,501)	(6,694)
Total	3,004,262	106,028	-	(6,622)	3,103,668	1,252,746	(5,960)	75,952	1,322,738	1,780,930	1,751,516

76

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

10.	INVESTMENT PROPERTIES

	ORIGINAL VALUE		DEPRECIATION
MAIN ACCOUNT	AT BEGINNING OF YEAR	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	ANNUAL RATE	AMOUNT	ACCUMULATED AT END OF YEAR	NET BOOK VALUE 12-31-12	NET BOOK VALUE 01-01-12
Land	1,847	1,874	-	-	-	-	1,847	1,847
Building	5,971	5,971	2,240	2.00%	119	2,359	3,612	3,731
Total	7,818	7,818	2,240		119	2,359	5,459	5,578

As of December 31, 2012, the fair value amounted to Ps. 20,585 thousand.

77

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

11.	TRADE RECEIVABLES AND OTHER RECEIVABLES

	12.31.12	01.01.12
Current
Trade receivables	188,639	173,420
Trust Fund Agreement Enargas Resolution N° 2407	2,049	-
Unbilled revenues	30,879	33,637
Related parties	376	477
Tax on banking transactions to be recovered	7,698	6,778
PURE	(101)	(258)
Receivables from sales on behalf of third parties	46,662	34,236
Tax receivables	236	2,729
Allowance for doubtful accounts	(15,447)	(16,959)
Others	1,830	3,669
Total	262,821	237,729

The carrying amount of the Company’s current trade receivables and other receivables approximates their fair value due to their short-term maturity.

The aging analysis of the trade receivables and other receivables is as follows:

	12.31.12	01.01.12
-Past due
under 3 months	17,112	23,825
from 3 to 6 months	12,003	10,679
from 6 to 9 months	3,498	30,769
from 9 to 12 months	587	1,093
from 1 to 2 years	5,614	7,310
more than 2 years	10,039	7,280
Subtotal	48,853	80,956
-Without due date	-	-
-Becoming due
under 3 months	222,241	168,609
from 3 to 6 months	3,311	1,735
from 6 to 9 months	1,938	1,694
from 9 to 12 months	1,925	1,694
from 1 to 2 years	-	-
more than 2 years	-	-
Subtotal	229,415	173,732
Allowance for doubtful accounts	(15,447)	(16,959)
Total	262,821	237,729

78

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

The carrying amount of the Company’s trade receivables and other receivables is denominated in the following currencies:

	12.31.12	01.01.12
Pesos	185,081	160,789
US$	77,740	76,940
	262,821	237,729

The roll forward of the allowance for doubtful accounts is as follow:

12.31.12
Balance at beginning of year	16,959
Increases	2,433
Applications	(3,945)
Balance at end of year	15,447

The Company has a broad range of customers, including residential, commercial, industrial (small and large) and government entities customers.

Due to the terms under which the Company provides a public service, no analysis with internal or external credit ratings is carried out. Note 4.1.2 includes a description of the credit risk and the analysis carried out by the Company in connection with trade receivables.

12.	CASH AND CASH EQUIVALENTS

	12.31.12	01.01.12
Cash and banks	42,781	54,840
Mutual funds	110,427	76,321
Time deposits	-	76,117
Total	153,208	207,278

79

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

13.	CAPITAL STOCK

As of December 31, 2012, the capital stock of MetroGas amounts to Ps. 569,171 thousand, which is fully subscribed, registered and paid-in:

Classes of shares	Thousands of Ps
Outstanding:
Book-entry common shares, with a par value of Peso one each, and the right to one vote per share:
Class “A”	290,277
Class “B”	221,977
Class “C”	56,917
Capital Stock at 12.31.12	569,171

The most recent capital increase that raised the capital stock to Ps. 569,171 thousand was approved by the General Extraordinary Shareholders’ Meeting held on March 12, 1997. This capital increase was authorized on April 8, 1997 by the CNV and on April 10, 1997 by the Buenos Aires Stock Exchange and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244 of Book 121, Volume “A” Sociedades Anónimas.

The capital stock of the Company is composed as follows: 70% is held by the investment company Gas Argentino; 20%, which was originally owned by the Argentine Government, was offered through a public offering as described below and the remaining 10% is subject to the Employee Stock Ownership Plan (the “ESOP”).

In accordance with the Transfer Agreement, the Argentine Government sold 20% of its capital stock in MetroGas through a public offering, represented by 102,506,059 Class “B” shares, which shares are held by private investors.

On November 2, 1994, the CNV through Resolution No. 10,706 authorized the listing of the total number of shares comprising the capital stock of the Company at such date. At the same time, ADSs were issued in the United States of America and registered with the Securities & Exchange Commission (“SEC”). The Company’s shares are traded on the Buenos Aires Stock Exchange (“BCBA”) and the ADSs are traded on the New York Stock Exchange (“NYSE”), respectively. On June 17, 2010, the NYSE informed MetroGAS that the ADSs had been suspended from trading on the NYSE as a result of the announcement of the filing of a petition for the Company’s reorganization proceedings on that date.

On December 31, 2012, the accumulated losses exceeded more than 50% of the capital stock and the legal reserves of the Company. For this reason, MetroGAS fell within the scope of Section 206 of Argentine Companies Law No. 19,550, which stipulates a mandatory capital reduction.

The shareholders’ equity items have been valued in accordance with the Argentine generally accepted accounting principles in force on the transition date. Movements in this account have been accounted for in accordance with the corresponding legal or statutory regulations and the decisions adopted by the shareholders’ meetings, and although said items would have had a different balance in the past if the IFRS had been applied.

80

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

13.1 Employee Stock Ownership Plan

National Executive Power Decree No. 1,189/92, which provides for the creation of the Company, establishes that 10% of the capital stock represented by Class “C” shares has to be included in the Employee Stock Ownership Plan (“ESOP”), as required by Law No. 23,696, Chapter III. The transfer of the Class “C” Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class “C” shares shall be held by a trustee for the benefit of the employees of “Gas del Estado” transferred to MetroGAS, who remain being employed by MetroGAS on July 31, 1993 and who elect to participate in the ESOP.

In addition, the Company’s By-laws provide for the issuance of profit sharing bonds as defined in Section 230 of Law No. 19,550 in favor of all regular employees, distributing 0.5% of the net earnings of each year among the beneficiaries of this program. Accrued amounts will be deductible as expenses in the statement of comprehensive income for each year, in so far as there are appropriated retained earnings.

ESOP participants acquired their shares from the National Government for Ps. 1.10 per share, either paying in cash or applying the dividends on any such shares and a 50% of their profit-sharing bonds to the purchase price. The trustee will maintain the Class “C” shares in custody until they are paid in full.

Once Class “C” shares are fully paid, they may be converted into Class “B” shares at the request of the holders. The decision regarding the conversion of Class “C” shares must be taken by the holders of said Class “C” shares, acting as a single class. So long as the requirements set forth in this plan are not met, neither the By-laws of the Company nor the relevant shareholding percentages may be changed.

On March 6, 2008, the Board of Directors of MetroGAS approved the procedure for the conversion of the Class “C” shares into Class “B” shares requested by the ESOP Executive Committee by the note dated March 3, 2008.

On May 21, 2008, the CNV notified MetroGas that the conversion procedure is subject to the presentation of the National Government Resolution approving the payment of the purchase price balance of the Class “C” shares. The early cancellation was approved by the Ministry of Economy and Production (“ME”) through Resolution No. 252 on August 22, 2008.

On December 30, 2008, the ESOP Executive Committee requested MetroGAS to suspend the conversion procedure presented before the CNV and the BCBA until further notice.

81

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

14.	TRADE PAYABLES AND OTHER ACCOUNTS PAYABLE

	12.31.12	01.01.12
Current
Gas and transportation	144,368	77,165
Other purchases and services	60,058	61,075
Receivables from sales on behalf third parties	49,242	36,433
Related parties	42,143	9,183
Trust Fund Agreement Enargas Resolution N° 2407	2,049	-
Transportation and Gas Trust Funds	47,606	53,499
Others liabilities	-	8,926
Total	345,466	246,281

The carrying amount of trade payables and other accounts payable approximates its fair value.

15.	REORGANIZATION LIABILITIES

The following table sets forth the composition of the Company’s reorganization liabilities at December 31, 2012 and at January 1, 2012:

	12.31.12	01.01.12
Taxes payable	19,611	46,140
Accounts payables	94,297	118,983
Related parties	31,600	31,600
Salaries and social security	596	3,534
Financial debt	1,282,280	1,119,331
Others liabilities	917	27
Total	1,429,301	1,319,615

The table below sets forth the composition and the original terms and conditions of issuance of the Company’s financial debt that as of December 31, 2012 and January 1, 2012 is recorded in “Reorganization Liabilities” line item of the balance sheet and that was exchanged for new notes as described in Note 1.1 of this Annex:

82

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

				Amount	Amount
	Currency	Interest Rate	Maturity	12.31.12	01.01.12
Notes
Series B (1)	Euros	(8)	09/27/2002	1,971	1,693
Interest Payable		-	-	1,122	964

Notes (2)
Series 1	U$S	(3 and 8)	12/31/2014 (6 and 8)	1,036,938	907,477
Series 2 Class A	U$S	(4 and 8)	12/31/2014 (7 and 8)	30,761	26,921
Series 2 Class B	Euros	(5 and 8)	12/31/2014 (7 and 8)	169,565	145,635
Interest Payable		-	-	41,923	36,641
Financial Debt				1,282,280	1,119,331

1)	Refers to the creation of a Global Note Program for the issuance of simple non-convertible negotiable obligations approved by the General Extraordinary Shareholders´ Meeting held on December 22, 1998.
2)
Refers to the Global Note Program referred to in point (1) extended for 5 years by the General Extraordinary Shareholders´ Meeting held on October 15, 2004 and subsequently extended for another additional period of 5 years by the General Extraordinary Shareholders´ Meeting held on February 24, 2010.

3)	Notes of this Series will bear an annual interest rate of 8% for the years 2006-2010 and 9% thereafter.
4)	Notes of this Series will bear an annual interest rate of 3% for the year 2006, 4% for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% thereafter.
5)
Notes of this Series will bear an annual interest rate of 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.

6)
The principal amortization schedule according to the original terms and conditions of issuance is as follows: 5% on June 30 and December 31, 2010; 10% each June 30 and December 31 thereafter until December 31, 2012 and 12.5% each June 30 and December 31 thereafter until December 31, 2014.

7)
The principal amortization schedule according to the original terms and conditions of issuance is as follows: 16-2/3% on June 30 and December 31, 2012; 16-2/3% each June 30 and December 31 thereafter until December 31, 2014.

8)
Financial income have been accruing until the date of filing of the reorganization proceedings (concurso preventivo), at which time the accrual of interest was suspended according to Section 19 of Argentine Bankruptcy Law.

Filing a petition for Reorganization Proceedings gave rise to an event of default under the Global Note Program of MetroGAS which automatically accelerated the maturity of any outstanding balances on the debt. Nevertheless, commencement of the reorganization proceedings suspends any principal and interest payments on the reorganization debt (including the financial debt) of MetroGAS.

83

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

16.	SALARIES AND SOCIAL SECURITY

	12.31.12	01.01.12
Salaries	4,881	3,774
Social security	10,859	8,294
Related parties	3,826	3,635
Vacation provision	19,734	15,336
Bonus provision	9,745	7,907
Others	241	479
Total	49,286	39,425

17.	OTHER TAXES PAYABLE

	12.31.12	01.01.12
Non current:
Others taxes	8,996	-
Total non current	8,996	-
Current:
Value added tax	13,841	4,194
GCABA study, revision and inspection of works in public space levy	19,739	12,234
Turnover tax	3,456	2,359
Provincial and municipal taxes	11,562	6,992
Hydric infraestructure rate	1,621	1,144
Others taxes	5,579	2,919
Total current	55,798	29,842

18.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The following table shows the changes and breakdown of deferred income tax assets and liabilities:

Deferred income tax assets

	Estimated loss carryforward	Trade receivables and other receivables	Contingencies provision	Reorganization liabilities	Other	Total
Balances as of January 1, 2012	-	82,167	32,692	7,315	(1,162)	121,012
Movements of the year	60,952	7,289	3,825	(7,315)	(427)	64,324
Balances as of December 31, 2012	60,952	89,456	36,517	-	(1,589)	185,336

84

METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

Deferred income tax liabilities

	Properties, plant and equipment	Other	Total
Balances as of January 1, 2012	(247,565)	89	(247,476)
Movements of the year	10,917	(98)	10,819
Balances as of December 31, 2012	(236,648)	(9)	(236,657)

The net consolidated position accounted for a deferred income tax asset amounting to Ps. 751 thousand, as regards MetroEnergía, and a deferred income tax liability amounting to Ps 52,072 thousand, as regards MetroGAS, at December 31, 2012; and a deferred income tax asset amounting to Ps. 443 thousand, as regards MetroEnergía, and a deferred income tax liability amounting to Ps. 126,907 thousand, as regards MetroGAS, at January 1, 2012.

Below is the reconciliation between the income tax charged to results and the amount resulting from the application of the corresponding tax rate to the accounting result before income tax:

12.31.2012
Income tax expense on pre tax income	(79,777)
Permanent differences
Non deductible expenses and non taxable income	893
Tax loss carryforward and MPIT not recognized	29,778
Total income tax (benefit)	(49,106)

Below is the reconciliation between the tax charged to results and the income tax determined for fiscal purposes:

12.31.2012
Tax loss carry forward - MetroGAS	(75,491)
MetroENERGIA´s Income tax	10,794
Temporary differences	(14,187)
Tax loss carryforward and MPIT not recognized	29,778
Total income tax (benefit)	(49,106)

Tax losses carry-forward in effect as of December 31, 2012 amounted to Ps. 98,289 thousand, Ps. 37,337 thousand of which were not recognized in the financial statements at the end of the year. That tax loss carry-forward could be offset against future results, expiring Ps. 5,392 thousand in 2014, Ps. 14,776 thousand in 2016 and Ps. 78,121 thousand in 2017.

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METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

In addition, the tax credit on minimum presumed income tax not recognized in the financial statements as of December 31, 2012 amounted to Ps. 132,446 thousand, expiring between the years 2012 and 2022.

19.	OPERATING LEASES

a.	As Lessee

At December 31, 2012, the future minimum rental payments with respect to operating leases are as follows:

12.31.12
2013	1,395
2014	530
2015	408
2016	408
2017	408
2018	408
2019	408
2020	408
2021	408
Total future minimum rental payments	4,781

b.	As Lessor

The Company has entered into real estate lease contracts. The minimum rental payment commitments under these contacts at December 31, 2012 amounted approximately to Ps. 413 thousand.

20.	PROVISIONS

Provisions	Civil, labor and other claims	Tax claims and other fines	Regulatory claims and interpretation disagreements	Total
Balance at 01.01.12	35,470	21,365	34,232	91,067
Increases	1,523	9,288	1,073	11,884
Decreases	(26)	-	(900)	(926)
Balance at 12.31.12	36,967	30,653	34,405	102,025

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METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

21.	REVENUES

For the year ended 12.31.12
MetroGAS’s gas sales	645,934
MetroENERGÍA’s gas sales and transportation	157,775
MetroGAS’s transportation and distribution services	201,949
MetroGAS’s other sales	43,074
MetroGAS’s processed natural gas sales	115,771
MetroENERGíA’s selling commission	45,016
Total	1,209,519

22.	EXPENSES BY NATURE

	For the year ended 12.31.12
	OPERATING COST	ADMINISTRATIVE AND SELLING EXPENSES	TOTAL
Payroll and other employees benefits	74,093	140,853	214,946
Social security contributions	15,736	28,057	43,793
Cost of natural gas	386,387	-	386,387
Transportation of natural gas and processed natural gas	237,571	-	237,571
Directors and members of Surveillance committee fee	-	1,340	1,340
Fees for professional services	679	6,137	6,816
Sundry materials	6,330	-	6,330
Fees for sundry services	24,621	30,486	55,107
Postage, telephone and fax	1,053	20,188	21,241
Leases	265	6,031	6,296
Transportation and freight charges	-	2,237	2,237
Office materials	774	2,594	3,368
Travelling expenses	661	642	1,303
Insurance premium	-	6,904	6,904
Fixed assets maintenance	41,696	20,137	61,833
Fixed assets depreciation	65,526	10,546	76,072
Taxes, rates and contributions	63,499	78,062	141,561
Publicity	-	1,909	1,909
Doubtful accounts	-	3,418	3,418
Bank expenses and commissions	-	10,724	10,724
Provisions	-	11,884	11,884
Others	3,796	1,202	4,998
Total	922,687	383,351	1,306,038

The expenses included in the above table are net of the Company’s own expenses capitalized in properties, plant and equipment for Ps. 10,258 thousand at December 31, 2012.

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METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

23.           NET FINANCIAL RESULTS

Financial Income

For the year ended 12.31.12
Result on reorganization liabilities prescribed write-off	17,936
Holding results (1)	12,886
Interest on commercial operations	5,568
Exchange gain on commercial operations	6,913
Others	(3,396)
39,907

(1) Includes the result from financial assets carried at fair value amounted to Ps. 10,626 thousand as of December 31, 2012.

Financial Costs

For the year ended 12.31.12
Exchange gain on financial operations	164,518
Exchange gain on commercial operations	427
Interest on commercial operations	3,405
Others	8,771
177,121

24.	NET EARNINGS (LOSSES) PER SHARE

The following table shows the net results and the number of shares that have been used to calculate the net basic earnings per share:

For the year ended 12.31.12
Net and comprehensive result controlling interest	(178,746)
Average of Common Shares Outstanding	569,171
Net Basic and Diluted Loss per Share	(0.31)

25.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Gas Argentino S.A. (“Gas Argentino”), as the owner of 70% of the Company’s common shares, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with various affiliates of the shareholders of Gas Argentino. At December 31, 2012, the shareholders of Gas Argentino were: BG Inversiones Argentinas S.A. (“BG”) (54.67%) and YPF Inversora Energética S.A. (“YPF Inversora”, controlled by YPF) (45.33%).

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ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

The consolidated financial statements include the following transactions and balances with related parties:

• Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

• Fees paid under the terms of a personnel supply agreement with YPF S.A.

Transactions for the year ended December 31, 2012 are as follows:

	12.31.12
	Gas & transportation sales	Gas purchases	Fees for professional services	Salaries and other employee benefits
Controlling company
Gas Argentino	-	-	-	-
Related parties:
YPF S.A.	37	103,962	1,133	-
Operadora de Estaciones de Servicios S.A.	975	-	-	-
Astra Evangelista S.A.	64	-	-	-
Board of directors and management:	-	-	-	12,303
	1,076	103,962	1,133	12,303

Balances from transactions with related parties at December 31, 2012 and January 1, 2012 are as follows:

	12.31.12
	Trade receivables and other receivables	Commercial creditors and other accounts payable	Reorganization liabilities	Salaries and social security
	Current	Current	Non current	Current
Related parties:
Operadora de Estaciones de Servicios S.A.	372	-	-	-
YPF S.A.	4	42,143	31,600	-
Board of directors and management:	-	-	-	3,826
	376	42,143	31,600	3,826

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ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

	01.01.12
	Trade receivables and other receivables	Commercial creditors and other accounts payable	Pasivo concursal	Remuneraciones y cargas sociales
	Current	Current	Non current	Current
Related parties:
BG Argentina S.A.	-	404	-
YPF Inversora Energética S.A.	-	335	-	-
Operadora de Estaciones de Servicios S.A.	451	-	-
YPF S.A.	26	8,444	31,600	-
Board of directors and management:	-	-	-	3,635
	477	9,183	31,600	3,635

26.	CONTRACTUAL COMMITMENTS

In order to satisfy the demand of natural gas and provide the licensed service efficiently, MetroGAS has entered into various long-term contracts from the commencement of the concession to ensure certain purchasing and transportation capacity of gas.

26.1	Purchases of Gas

The main suppliers of the Company are: YPF, Total Austral, Wintershall Energía, Pan American Energy, and other producers of the Provinces of Tierra del Fuego, Neuquén and Santa Cruz, Argentina.

On June 14, 2007, the Argentine Secretariat of Energy published Resolution No. 599/07 in the Official Bulletin approving the proposal for the “Agreement with Natural Gas Producers 2007-2011”, latter ratified by certain natural gas producers and becoming effective. Basically, the Agreement with Natural Gas Producers 2007-2011 establishes the volumes to be injected at the points of entry to the transportation system by natural gas producers for residential, commercial, industrial, power plants and CNG supply stations customers until December 31, 2011 (although the contractual terms differ depending on the category of consumer) and indicates certain price adjustments payable in installments depending on the type of consumer. The Resolution that approves the Agreement 2007-2011 (Resolution ES No. 599/07) establishes the mechanisms to re-route and inject additional natural gas to satisfy the demand of the domestic market where appropriate in the event of any shortages. In accordance with the Agreement with Natural Gas Producers 2007-2011, producers and distribution companies had to enter into gas purchase and sales agreements reflecting the terms and conditions included therein.

MetroGAS did not enter into any of these agreements at the appropriate time because it understood that the offers received from the producers neither comply with the terms and conditions of the Agreement with Natural Gas Producers 2007-2011, nor would allow MetroGAS to guarantee the supply of natural gas to the Company´s consumers on an uninterruptible basis considering the volumes included in said offers.

As from August 1, 2007, based on the provisions of the Agreement with Natural Gas Producers 2007-2011 and according to several notes issued by the Sub-secretary of fuels and Circulars distributed by the EGM, the volumes set forth under said Agreement became effective as provision arrangements, provided that there are no contracts with gas producers.

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METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

On September 19, 2008, the SE subscribed the Complementary Agreement with Natural Gas Producers (Resolution No. 1,070) to recompose well head gas prices and the segmentation of residential demand for natural gas, which supplements the Agreement approved by Resolution No. 599/07. The Agreement became effective on September 1, 2008, but for CNG that became applicable as from October 1, 2008.

Additionally, on December 16, 2008, SE Resolution No. 1,417/08 established the new basin prices to become applicable as from November 1, 2008.

Finally, and as regards the natural gas market, in order to promote the investment and to increase the production, the Committee of Strategic Planning and Coordination of the National Plan for Hydrocarbons Investments [Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas] recently issued Resolution No. 1/2013, to establish an incentive scheme for Excess Injection of natural gas. This agreement sets forth that the Excess Injection (any quantity of gas injected by producers in excess of the Injection Base, and as defined in Resolution No. 1/2013 issued by the Committee of Strategic Planning and Coordination of the National Plan for Hydrocarbons Investments) will have an Excess Price of 7.5 USD/MBTU (the “Excess Price”). Upon the compliance of certain conditions provided for therein, the agreement will become effective for five years. Although the resolution mentioned above does not affect directly the prices received by the Company, it represents a fundamental change to the incentive for natural gas producers to raise their investments in order to increase the horizon of reserves and production of hydrocarbons, thereby potentially affecting and in a positive way the business of the Company.

Due to the fact that MetroGAS understood that the volumes, basins of injection and transportation routes foreseen in the Agreement 2007-2011 would prevent the normal supply of demand on an uninterruptible basis, the Company filed reports with the ENARGAS, the Secretariat of Energy and the Fuel Under Secretariat to draw their attention and seek the remediation of this matter.

From October 4, 2010, the ENARGAS Resolution published in the Official Gazette approved the Procedure for Gas Applications, Confirmations and Controls. Beginning October 1, 2010, the effective date of this Procedure for Gas Applications, Confirmations and Controls, MetroGAS has the volume of natural gas per day necessary to supply the demand on an uninterruptible basis.

SE Resolution No. 172/2012, published in the Official Gazette on January 5, 2012, extended the effect of the SE Resolution No. 599/07 for the allocation of natural gas volumes through transportation routes and basins based on the different categories of customers until the issuance of any new resolutions on that regard.

SE Resolution No. 55/2012, published on March 8, 2012, approved the third extension of the Agreement with Natural Gas Producers and stipulated that a specific treatment should apply to those producers who have not accepted the extension of the agreement so that they could not receive the increases created by SE Resolutions No. 1,070/2008 and No. 1,417/2008. ENARGAS Resolution No. 2,087/2012, published on March 23, 2012, established the mechanism for the allocation of natural gas volumes in respect of those producers who have not accepted the extension of the agreement to residential and small commercial customers without increases under the above Resolutions of 2008, providing that distribution companies should directly deliver to the Compensation Fund for Liquefied Natural Gas created under such resolutions certain amounts collected from their customers for natural gas.

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METROGAS S.A.

ANNEX I – ADDITIONAL INFORMATION AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012
(amounts in thousands of pesos, except where expressly stated otherwise)

26.2	Gas Transportation

MetroGAS has entered into various transportation contracts, with expiration dates ranging between 2013 and 2027, with Transportadora de Gas del Sur S.A. (“TGS”), Transportadora de Gas del Norte S.A. (“TGN”) and other companies, in order to ensure a firm transportation capacity of 24.6 MMCM per day, taking into account the ongoing contracts as of December 31, 2012.

The annual estimated valuation for firm transportation capacity to be paid by the Company under these contracts is stated below:
Periods	Contractual Commitments (Millions of Pesos)

2013	192.24
2014	78.10
2015	20.84
2016	20.84
2017	8.34
2018-2027	8.63

Contracts entered into by the Company with gas transportation companies could be subject to amendment pursuant to the Emergency Law provisions applicable to contracts for public utility services, including transportation of natural gas. At the date of these financial statements, the potential impact of any such modifications, if implemented, cannot be assessed.

In July 2012, the ENARGAS granted 174,343 m3 of firm transportation capacity to MetroGAS, effective from May 1, 2013 through April 30, 2014 for the route Neuquén - GBA, and 233,333 m3 of firm transportation capacity, effective from May 1, 2014 through April 30, 2017, for the same route. This allocation relates to an irrevocable offer submitted by MetroGas to TGN in the open bid process regarding capacity No. 01/2012. The capacity contracted under the remaining contracts with TGN was also increased in 2,540,000 m3 per day until April 30, 2017.

26.3	Transportation and Distribution Commitments

Contracts entered into with power plants include certain clauses for the concession of the transportation service during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service to a certain volume to supply its demand on an uninterruptible basis.

Should MetroGAS be forced to limit the transportation and distribution service to a volume higher than the one established in each contract, mainly due to an increase in firm demand, those contracts establish penalties to be paid to power plants as a result of those restrictions.

David Tezanos Gonzalez
Chairperson

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METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY
RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)

These Financial Statements have been prepared in accordance with IFRS in substitution of the standards in effect until December 31, 2012. The Financial Statements for the six-month period begun on January 1, 2012 and ended on June 30, 2012 have been restated in accordance with the new standards.

Argentine Economic Context and its impact on the Company

Note 2 to the condensed consolidated interim financial statements and Note 1 to the Annex attached hereto include a detailed description of the economic and regulatory context and of the impact of Emergency Law and regulations thereunder on the Company.

These circumstances have been taken into account by the Management of the Company when making any significant accounting estimates included in these condensed consolidated interim financial statements, which include estimates for the recoverable value of non-current assets. For this purpose, the Company prepares from time to time an economic and financial forecast on the basis of alternative scenarios based on macroeconomic, financial, market and regulatory assumptions. See Note 3 of Annex I.

General

Company’s sales have been highly influenced by weather conditions prevailing in Argentina. Natural gas demand, and consequently sales, are considerably higher during winter months (from May to September) due to the gas volumes sold and the rates mix affecting sales revenues and gross margin.

On account of regulatory changes (see Note 1.3.3 to Annex I attached hereto), on April 20, 2005 the Board of Directors of MetroGAS resolved to create MetroENERGÍA, a corporation whose equity is owned 95% by MetroGAS and whose corporate purpose is to engage, on its own account and on behalf of or in association with third parties, in the sale and purchase and/or transportation of natural gas.

In the framework of the process of renegotiation of its license, a Temporary Agreement was signed with UNIREN on October 1, 2008, which established a Transitional Tariff Regime applicable as from September 1, 2008, including a realignment of prices and rates contemplating changes in gas and gas transportation and distribution prices. This agreement was ratified by a Shareholders’ Meeting of MetroGAS held on October 14, 2008 and approved by the National Executive Power on March 26, 2009 by Executive Decree No. 234 (Official Gazette 14/04/2009). This Temporary Agreement established a Transitional Tariff Regime applicable as from September 1, 2008, including a realignment of prices and rates contemplating changes in gas and gas transportation and distribution prices. The amounts derived from the increase effectively received as a result of the realignment of the distribution rate must be deposited by the Company into a specific fund (trust fund) that will be used for the performance of infrastructure works within the License area. The Temporary Agreement was not implemented, as the relevant tariffs were not issued.

During 2012 letters were sent to ENARGAS, UNIREN and the Ministry of Federal Planning, Public Investment and Services, emphasizing the Company’s imperative need to reach a final agreement so as to be able to successfully complete the reorganization proceedings commenced in June 2010.

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RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)

In this context, on December 29, 2011, MetroGAS filed a complaint that was intended to toll the statute of limitations in respect of damages resulting from the collapse of the economic and financial structure contemplated in the gas distribution License and also in connection with a prior administrative claim filed for the same purpose.

On November 21, 2012, the Company, just as all other gas Distributors, with one exception, signed a Memorandum (“Memorandum”) with ENARGAS. Pursuant to ENARGAS ENRG/SD/I 13,352 letter, received on November 29, 2012, such Memorandum is fully effective. Under this Memorandum, it was agreed that a fixed amount per invoice would be established, a distinction being made between customer categories. The amounts received by Distributors for this concept will be deposited in a trust fund created to such an effect, and used to perform works in relation to infrastructure, connection, power upgrades, expansion and/or technological updating of gas network distribution systems, safety, service reliability and network integrity, and also for maintenance and any other related expenses necessary to provide the gas distribution public service, up to the limit of the amounts effectively available to be applied within the service provision area. On the other hand, gas distributors shall be required to submit to the approval of an Execution Committee to be created under the trust an Investment Plan of Consolidation and Expansion stated in physical and financial terms, the guidelines of which will be determined pursuant to the trust agreement to be subscribed between the Company and Nación Fideicomisos S.A.

The amounts assigned to Gas License Holders will be received on account of any rate adjustments contemplated in the License renegotiation agreements subscribed in due time. In the specific case of MetroGAS, this is the Temporary Agreement approved by Executive Decree No. 234/09. The amounts received by MetroGAS as a result of the implementation of these new fixed amounts would be approximately Ps. 190 million annually.

On November 29, 2012 ENARGAS Resolution No. 2,407/12 was published in the Official Gazette. The recitals of such Resolution specify that MPFIPyS Resolution No. 2,000/05 has been complied with, and consequently Distributors are authorized by ENARGAS to charge the above mentioned amount, which shall be included in the relevant bills by a method to be established by the Regulatory Authority.

The Company has been billing this new tariff charge as from December 4, 2012.

On account of the adverse circumstances affecting MetroGAS, on June 17, 2010 the Board of Directors of MetroGAS S.A. filed a petition for Reorganization Proceedings (as described in Note 2.2 to the condensed consolidated interim financial statements and Note 1.1 of the Annex attached hereto). In compliance with the arrangement made with creditors thereunder, on January 11, 2013, MetroGAS issued new notes that were given to financial creditors and to non-financial creditors holding allowed and provisionally admitted claims in exchange for their claims, as detailed in Note 16.

On that same date, MetroGAS received notice of ENARGAS Resolution No. I-I.260, pursuant to which a receiver was appointed for the Company (as described also in Note 1.2 to the Annex attached hereto).

MetroGAS intervention and the appointment of Antonio Gomez have been extended for 120 running day periods under the same terms and conditions as the original one, the last of which was established by Resolution ENARGAS No. 2,448/13 dated February 1, 2013.

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INFORMATIVE SUMMARY OF ACTIVITY
RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)

On May 31, 2013, ENARGAS issued Resolution ENRG I-2,587/13 which provided for the termination of the intervention of that entity in MetroGAS, which had been originally established in June 2012 as a result of the Company’s Reorganization Proceedings.

Analysis of transactions in the six months period ended June 30, 2013 and 2012

The sales of the Company for the period ended on June 30, 2013 increased by 14.2%, and operating costs rose by 3.0% as compared with the same period in previous fiscal year, as a result of which gross profits increased by Ps. 68,109 thousand, to Ps. 214,933 thousand during the period ended on June 30, 2013, as compared with Ps. 146,824 thousand shown for the same period in the preceding fiscal year.

Administrative and selling expenses increased by 24.6%, from Ps. 186,443 thousand for the period ended on June 30, 2012 to Ps. 232,263 thousand for the current period.

Consequently, during the period ended on June 30, 2013 an operating loss of Ps. 15,599 thousand was recorded, as compared to an operating loss of Ps. 36,535 thousand for the same period in the previous fiscal year.

During the period ended on June 30, 2013 net financial results was a loss of Ps. 117,119 thousand, as compared with a loss of Ps. 52,342 thousand sustained in the same period of the previous fiscal year.

During the period ended on June 30, 2013 a gain from debt restructuring results under reorganization proceedings was recorded for Ps. 757,470 thousand.

Consequently, the Company’s net profits for the period ended on June 30, 2013 amounted to Ps. 397,647 thousand, as compared to a net loss of Ps. 91,960 thousand for the same period in previous fiscal year.

Results of Operations and Financial Condition

Sales

Total consolidated sales increased by 14.2% during the period ended on June 30, 2013, and amounted to Ps. 649,953 thousand, as compared with Ps. 569,228 thousand shown for the same period in the preceding fiscal year.

The increase in sales for the period ended on June 30, 2013 was mainly derived from larger sales to residential customers, which were partially offset by smaller sales of transportation and distribution by MetroGAS and smaller sales by MetroENERGÍA.

MetroGAS gas sales to residential customers increased by 39.7%, from Ps. 242,340 thousand to Ps. 338,479 thousand for the periods ended on June 30, 2012 and June 30, 2013, respectively, mainly to an increase in sales and to the fact that the Company is now billing the charge established under MPFIPyS Resolution No. 2,000/05 and authorized by ENARGAS Resolution No. 2,407/12 as from December 4, 2012 and to the increase of 1.5% in the volumes delivered in the period ended on June 30, 2013 as compared with the preceding period.

MetroGAS gas sales to industrial and commercial customers and governmental entities increased by 22.8%, from Ps. 39,512 thousand during the six month period ended on June 30, 2012 to Ps. 48,512 thousand during the current period, mainly on account of an increase in the average price due to the fact that the Company is now billing the charge established under MPFIPyS Resolution No. 2,000/05 and authorized by ENARGAS Resolution No. 2,407/12 as from December 4, 2012, which was partially offset by a 4.3% decrease of delivered volumes.

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INFORMATIVE SUMMARY OF ACTIVITY
RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)

Sales of transportation and distribution services to power stations decreased by 16.4%, from Ps. 48,067 thousand during the six month period ended on June 30, 2012, to Ps. 40,175 thousand for the same period of the present year, mainly on account of a decrease of average price sales of a 13% and to a 4.3% decrease of delivered volumes.

On the other hand, sales of transportation and distribution services to industrial and commercial customers and governmental entities decreased by 16.8%, from Ps. 36,348 thousand during the six month period ended on June 30, 2012 to Ps. 30,252 thousand for the same period of the present year, mainly on account of a decreased average price and a 1.2% fall in delivered volumes.

Sales of transportation and distribution services to CNG customers remained virtually unmodified during the six month period ended on June 30, 2013 as compared with the same period of the previous year.

Sales of processed natural gas increased by 6.2% during the six month period ended on June 30, 2013 with respect to the same period of the previous year, mainly on account of an increase in average prices.

MetroENERGÍA Gas sales during the period ended on June 30, 2013 amounted to Ps. 51,399 thousand, as compared with Ps. 78,226 thousand for the same period in the previous fiscal year. This decrease was mainly due to a fall in delivered volumes in the current period as compared with the same period in the preceding fiscal year. In turn, commissions for sales made on behalf of third parties during 2013 amounted to Ps. 45,508 thousand, while in 2012 such commissions were of Ps. 26,729 thousand. Such increase was mainly derived from the increase in the average price as compared with the same period of the previous year.

The table below shows the consolidated sales of the Company by type of service and customer categories for the six-month periods ended on June 30, 2013 and 2012, in thousands of pesos:

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RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)

	For the six months period ended June 30, 2013	% of Sales	For the six months period ended June 30, 2012	% of Sales
MetroGAS
Gas sales:
Residential	338,479	52.1	242,340	42.6
Industrial, Commercial and Governmental	48,512	7.5	39,512	6.9
Subtotal	386,991	59.6	281,852	49.5

Transportation and Distribution Services
Power Plants	40,175	6.2	48,067	8.5
Industrial, Commercial and Governmental	30,252	4.7	36,348	6.4
Compressed Natural Gas	17,481	2.7	17,212	3.0
Subtotal	87,908	13.6	101,627	17.9
Processed Natural Gas	67,682	10.4	63,751	11.2
Other Gas Sales and Transportation and Distribution Services	10,465	1.6	17,043	3.0
MetroENERGÍA
Gas and transportation sales on its own behalf	51,399	7.8	78,226	13.7
Selling commission	45,508	7.0	26,729	4.7
Total of Sales	649,953	100.0	569,228	100.0

The table below presents the volumes of sales of natural gas and transportation and distribution services by MetroGAS by customer category for the six-month periods ended on June 30, 2013 and 2012, in millions of cubic meters:

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RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)

	For the six months period ended June 30, 2013	% of Sales	For the six months period ended June 30, 2012	% of Sales
Gas sales:
Residential	880.9	23.4	867.5	22.3
Industrial, Commercial and Governmental	199.9	5.3	208.9	5.3
Subtotal	1,080.8	28.7	1,076.4	27.6
Transportation and Distribution Services
Power Plants	1,800.0	47.7	1,881.4	48.2
Industrial, Commercial and Governmental	391.8	10.4	396.5	10.1
Compressed Natural Gas	253.7	6.7	264.7	6.8
Subtotal	2,445.5	64.8	2,542.6	65.1
Processed Natural Gas	70.1	1.9	70.5	1.8
Other Gas Sales and Transportation and Distribution Services	174.3	4.6	216.1	5.5
Total delivered volume by MetroGAS	3,770.7	100.0	3,905.6	100.0

Total gas and transportation delivered volume by MetroENERGÍA on its own behalf	184.2	100.0	299.9	100.0

Operating Costs

Operating costs amounted to Ps. 435,020 thousand for the period ended on June 30, 2013, which represented a 3.0% increase with respect to Ps. 422,404 thousand shown in same period of the  preceding year. This variation was mainly due to increased salaries and social security charges, fixed assets maintenance and repair, in service expenses and third-party services and supplies and in gas purchase costs, which were partially offset by decreased gas transportation costs and taxes, contributions and charges.

The costs of natural gas purchases increased by 1.2%, from Ps. 160,035 thousand for the period ended on June 30, 2012 to Ps. 161,960 thousand during the current period, mainly as a result of increased in average price gas purchased by MetroGAS. During the period ended on June 30, 2013, 1,326.5 million cubic meters were purchased by MetroGAS, and 69.4 million cubic meters by MetroENERGÍA, which as a whole represent a 3.8% decrease with respect to gas volumes purchased in the same period of the preceding year.

Gas transportation costs decreased by 9.5% during the period ended on June 30, 2013 as compared with the same period in the previous fiscal year, mainly on account of a decrease in transportation cost to exchange and movements by MetroENERGÍA.

The table below shows the operating costs and expenses of the Company by type of expenses for the six months period ended on June 30, 2013 and 2012, in thousands of pesos:

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	For the six months period ended June 30, 2013	% of Total Operating Costs	For the six months period ended June 30, 2012	% of Total Operating Costs

Purchases of natural gas	161,960	37.2	160,035	37.9
Gas transportation	104,071	23.9	115,011	27.2
Depreciation of fixed assets	33,118	7.6	32,575	7.7
Payroll and social contributions	55,390	12.7	42,888	10.2
Fixed assets maintenance	23,956	5.5	18,653	4.4
Sundry materials	4,350	1.0	2,716	0.6
Fees for sundry services	15,020	3.5	10,373	2.5
Tax, rates and surcharges	31,505	7.2	36,243	8.6
Other operating expenses	5,650	1.4	3,910	0.9
Total	435,020	100.0	422,404	100.0

Administrative and Selling Expenses

Administrative and selling expenses increased by 24.6%, from Ps. 186,443 thousand for the six-month period ended on June 30, 2012 to Ps. 232.263 thousand for the same period in the current fiscal year. This increase was mainly due to an increase in salaries and social security charges, in taxes, contributions and commissions, in post and telecommunication expenses, in third-party services and supplies, in bank charges and fees, in doubtful account charge and for the depreciation of property, plant and equipment, which were partially offset by a decrease of professional fees.

Net Financial Results

During the six-month period ended on June 30, 2013 net financial results was a loss of Ps. 117,119 thousand, as compared with a Ps. 52,342 thousand loss for the same period of the previous fiscal year. This change in net financial results was mainly due to an increase in accrued financial interest from the financial debt restructuring effected in the current period under reorganization proceedings, which did not bear interest and to the increase in the variation of the exchange rate in the present period compared to the same period of the previous year.

Debt Restructuring Result

The result from reorganization debt restructuring as of June 30, 2013 amounts to Ps. 757,470 thousand, as detailed below:

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For the six months period ended
06.30.13
Derecognition of the reorganization liability corresponding to verified and declared acceptable creditors	1,422,585
Cash payments of accrued interest between 1/1/13 and 1/11/13 (1)	(1,866)
Subtotal	1,420,719
Initial recognition of Series A and B Notes at fair value	(646,996)
Withdrawal of prescribed liabilities	(3,363)
Debt restructuring expenses	(12,890)
Debt restructuring income before taxes	757,470

Income Tax

During the six-month period ended on June 30, 2013 the Company incurred an income tax charge of Ps. 227,105 thousand, as compared with Ps. 3,083 thousand shown for the same period in the previous fiscal year. This change is attributable mainly to the tax increase due to the gain from reorganization debt restructuring referred to in the preceding paragraph.

Net Cash Flows from Operating Activities

Net cash flows from operating activities for the six-month period ended on June 30, 2013 amounted to Ps. 99,299 thousand, as compared with Ps. 14,974 thousand for the same period in the previous fiscal year. This change was mainly due to increase in cash originated for working capital, and to the increase in cash flows from operating results during the current period with respect to the same period in the preceding fiscal year.

Net Cash Flows from Investing Activities

Net cash flows from investment activities amounted to Ps. 44,874 thousand for the six-month period ended on June 30, 2012, due to an increase in fixed assets, as compared with Ps. 66,588 thousand for the current period.

Net Cash Flows from Financing Activities

Net cash flows from financing activities amounted to Ps. 3,109 thousand for the six months period ended on June 30, 2013 as a result of the partial payment of interest upon the restructuring of debt under reorganization proceedings effected on January 11, 2013 and when the first due date occurred.

Liquidity and Capital Resources

Financing

As of June 30, 2013, the financial debt accounted for by Company amounted to Ps. 752,405 thousand. Also, nominal debt amounted to U$S 321,411 thousand.

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In compliance with the arrangement made with creditors under the reorganization proceedings, on January 11, 2013 MetroGAS proceeded to exchange the existing Notes held by financial creditors and any allowed or provisionally admitted claims held by non-financial creditors, for the New Notes (see Note 16 to the condensed consolidated interim financial statements).

Comparative Consolidated Structure of Balance Sheet (1)(2)

Condensed Consolidated Interim Balance Sheets as of June 30, 2013 and 2012

	06.30.13	06.30.12
Non-current Assets	1,810,120	1,765,893
Current Assets	637,720	462,532
Total Assets	2,447,840	2,228,425

Non-current Liabilities	1,144,746	1,580,030
Current Liabilities	738,160	394,240
Total Liabilities	1,882,906	1,974,270
Shareholder´s equity attributable to non-controlling	910	880
Shareholder´s equity attributable to controlling interest	564,024	253,275
Total Liabilities and Shareholders´ equity	2,447,840	2,228,425

(1)
In accordance with the provisions of section 114 of Chapter XXXI – Temporary Provisions, of the Argentine Securities Commission (“CNV”) Regulations, as amended by CNV Resolution No. 592/2011, the Informative Summary accompanying the annual and quarterly financial statements for a fiscal year beginning as from January 1, 2013 the balances and income for the fiscal year/period must be presented in comparison with those of the previous fiscal year, both prepared under IFRS, as required under paragraph 16 (c) of Technical Resolution No. 26 (as amended by Technical Resolution No. 29), and no other comparative amounts will be presented. For a determination of the quantitative impact of the change to IFRS on net equity and income, see Note 3.6 to these condensed consolidated interim financial statements.

(2)	Information covered by the Independent auditors report (Limited Review).

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Comparative Consolidated Structure of Comprehensive Income (1)(2)

Condensed Consolidated Interim Statements of Comprehensive Income for the six months period ended on June 30, 2013 and 2012.

	06.30.13	06.30.12
Revenues	649,953	569,228
Operating costs	(435,020)	(422,404)
Gross profit	214,933	146,824
Administrative and selling expenses	(232,263)	(186,443)
Other income and expenses	1,731	3,084
Operating loss	(15,599)	(36,535)
Financial income	12,256	18,256
Financial expense	(129,375)	(70,598)
Net financial result Result before income tax	(117,119)	(52,342)
Debt restructuring result	757,470	-
Result before income tax	624,752	(88,877)
Income tax	(227,105)	(3,083)
Total net result comprehensive result for the period	397,647	(91,960)

(1)
In accordance with the provisions of section 114 of Chapter XXXI – Temporary Provisions, of the Argentine Securities Commission (“CNV”) Regulations, as amended by CNV Resolution No. 592/2011, the Informative Summary accompanying the annual and quarterly financial statements for a fiscal year beginning as from January 1, 2013 the balances and income for the fiscal year/period must be presented in comparison with those of the previous fiscal year, both prepared under IFRS, as required under paragraph 16 (c) of Technical Resolution No. 26 (as amended by Technical Resolution No. 29), and no other comparative amounts will be presented. For a determination of the quantitative impact of the change to IFRS on net equity and income, see Note 3.6 to these condensed consolidated interim financial statements.

(2)	Information covered by the Independent auditors report (Limited Review).

Comparative Statistical Data

The information shown below makes reference to the six month period ended on June 30, 2013 and 2012.

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	06.30.13	06.30.12
	Millions of CM
Gas purchased by MetroGAS	1,326.5	1,325.2
Gas contracted by third parties	2,858.9	3,015.7
	4,185.4	4,340.9
Volume of gas withheld:
- Transportation	(257.6)	(275.2)
- Loss in distribution	(153.5)	(156.5)
- Transportation and processing of gas	(3.6)	(3.6)

Volume of gas delivered by MetroGAS	3,770.7	3,905.6

Volume of gas purchased and delivered by MetroENERGIA on its own behalf	69.4	125.8

Comparative Indices (1)

The information below makes reference to the six months period ended on June 30, 2013 and 2012.
	06.30.13	06.30.12
Liquidity	0.86	1.17
Solvency	0.30	0.13
Immobilization	0.74	0.79

(1)	Information covered by the Independent auditors report (Limited Review).

Additional Information

Changes in MetroGAS Shares and ADS Prices:

		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1) and (2)
		$	U$S
June	2009	0.64	1,56
June	2010	0.61	1.50 (2)
June	2011	1.19	-
January	2012	0.85	-
February	2012	0.84	-
March	2012	0.70	-
April	2012	0.44	-
May	2012	0.57	-
June	2012	0.60	-
January	2013	0.87	-
February	2013	0.67	-
March	2013	0.70	-
April	2013	0.76	-
May	2013	0.88	-
June	2013	0.71	-

(1)	Prices on the last business day of each month (except for (2))
(2)
On June 17, 2010, the NYSE announced the immediate suspension of MetroGAS ADSs from listing on such exchange due the Company’s announcement of its voluntary petition for reorganization proceedings on such date.

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Perspectives

MetroGAS intends to focus its efforts on ensuring the continuity of its business, maintaining gas supply quality and reliability, complying with basic License rules and finally, on the basis of the outcome of the License agreement renegotiation, MetroGAS will define its new strategy towards the future and in relation to matters such as business planning, business policy and an the development of an investment plan.

Autonomous City of Buenos Aires, August 15, 2013

David Tezanos Gonzalez
Chairperson

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph.
Deloitte S.C. Florida 234, 5th floor C1005AAF Ciudad Autónoma de Buenos Aires Argentina Phone.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

INDEPENDENT AUDITORS’ REPORT
(Review of interim financial statements)

To the President and Directors of
METROGAS SOCIEDAD ANÓNIMA
Gregorio Aráoz de Lamadrid 1360
Buenos Aires City

1.	Identification of the financial statements subject to review

We have reviewed the accompanying interim consolidated financial statements of METROGAS SOCIEDAD ANÓNIMA (an Argentine corporation, hereinafter mentioned “MetroGAS S.A.” or the “Company”) which comprise the interim consolidated balance sheet as of June 30, 2013, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the six-month period then ended and the supplemental information included in their Notes 1 to 28 (Notes 3 and 4 describe the main accounting policies used in the preparation of the accompanying interim consolidated financial statements).

The figures and other information as of December 31, 2012 and as of January 1, 2012 (the latter being the date of transition to the International Financial Reporting Standards) and for the six-month period ended on June 30, 2012, before giving effect to the adjustments and reclassifications made to implement International Financial Reporting Standards as described in Note 3 to the accompanying interim consolidated statements were audited or reviewed by other auditors, as appropriate, who issued their respective audit reports and limited review report based on the standards established by Technical Resolution N° 7 issued by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) including qualifications in relation to certain uncertainties as described in section 4 of this report, on March 7, 2013, March 7, 2012 and August 8, 2012, respectively. The figures and other information corresponding to the fiscal year 2012 and its interim periods are an integral part of the financial statements mentioned in the previous paragraph and are intended to be read only in relation to the figures and information of the current interim period.

The Company’s Board of Directors is responsible for the preparation and fair presentation of the accompanying interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the FACPCE as accounting standards, which were incorporated by the Argentine Securities Commission (“CNV”), as they were approved by the International Accounting Standards Board (“IASB”), and, therefore, is responsible for the preparation and presentation of the accompanying interim consolidated financial statements, in accordance with the International Accounting Standard 34, “Interim Financial Reporting”. Our responsibility is to issue a review report on the interim consolidated financial statements identified in the first paragraph of this section, based on the review carried out pursuant to the scope of work outlined in section 2.

2.	Scope of our work

We conducted our review in accordance with the standards of the Technical Resolution N° 33 issued by the FACPCE, which adopted the International Standard on Review Engagements issued by the International Auditing and Assurance Standards Board (“IAASB”), that are applicable to reviews on interim financial information. These standards determine a scope which is substantially less than the application of all the auditing procedures necessary to be able to express an audit opinion on the financial statements taken as a whole. The review is mainly limited to making inquiries to the Company’s personnel and analytical procedures applied to financial data and, as a consequence, providing a lesser degree of assurance than an audit. We did not audit and consequently, we do not express an opinion on the Company’s consolidated financial position as of June 30, 2013, or comprehensive income, changes in shareholders’ equity and cash flows for the six-month period then ended.

3.	Review report

Based on our review, performed with the scope described in section 2 of this report, we are in a position to report that nothing has come to our attention that causes us to believe that a material modification should be made to the interim consolidated financial statements of MetroGAS S.A. identified in the first paragraph of the section 1 of this report for them to be in accordance with International Accounting Standard 34.

4.	Additional explanatory paragraphs

a)     The changes in the economic conditions of the country and the amendments introduced to the License with which the Company operates, mentioned in Note 2 to the accompanying interim consolidated financial statements, have affected the economic and financial position of the Company, affected by the suspension of the original regime of tariff adjustment and the increase in the operating costs to maintain the quality of services. The Company´s Board of Directors is under a renegotiation process of certain terms of the License, situation that has not been resolved to the date of issuance of this report. From the year ended December 31, 2012, the Company recorded operating losses for significant amounts and, as of June 30, 2013, accumulated significant negative retained earnings for an amount of $735.292 (in thousands) and has negative working capital for an amount of $100.440 (in thousands). The Company´s Board of Directors estimates that, if the conditions as of the date of issuance of these financial statements continue, the economic and financial position will continue to deteriorate. This situation generates uncertainty about the future development of MetroGAS S.A.´s business and its ability to continue as a going concern. The Company has prepared the accompanying interim consolidated financial statements using accounting standards applicable to a going concern. Therefore, such financial statements do not include the effect of potential adjustments and reclassifications, if any, that may be required if the situation described was not resolved in favor of the business continuity and if the Company was forced to realize assets and settle its liabilities, including contingent liabilities, in conditions other than the normal course of business.

b)     Additionally, as mentioned in more detail in Note 3.1.1. of the Annex I to the accompanying consolidated financial statements, the Company has prepared projections with the aim of determining the recoverable value of its non-current assets, based on assumptions made related to the expected final outcome of the renegotiation process mentioned in the paragraph above. The cash flows and actual future results may differ from the estimates and assessments made by the Management at the date of preparation of these financial statements. In this regard, we are not in a position to estimate whether the assumptions used by the Management to prepare its projections will materialize in the future and, therefore, if the recoverable values of the non-current assets will exceed the respective net book values.

c)     As mentioned in Note 3 to the accompanying interim consolidated financial statements mentioned in the first paragraph of section 1, these financial statements have been prepared in accordance with accounting principles included in Technical Resolution N° 26 of the FACPCE applicable to the preparation of consolidated financial statements, this being the first fiscal year of application of the International Financial Reporting Standards for the Company. The effects of changes caused by the application of these new accounting standards are presented in the mentioned note to the accompanying interim consolidated financial statements. The items and figures included in the reconciliations presented in such note may vary as a result of changes in the International Financial Reporting Standards finally applied, and may only be deemed final upon preparation of the annual financial statements corresponding to the end of the current fiscal year.

5.	English translation of statutory financial statements

This report and the interim consolidated financial statements referred to in section 1 have been translated into English for the convenience of English-speaking readers. The accompanying interim consolidated financial statements are the English translation of those originally issued by METROGAS SOCIEDAD ANÓNIMA in Spanish and presented in accordance with International Accounting Standard 34.

Buenos Aires City, Argentina

August 15, 2013

Deloitte S.C.

Fernando G. del Pozo
Partner